UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF
SECURITIES
Pursuant to Section 12(g) of the Securities Exchange Act of 1934

OTTER TAIL AG ENTERPRISES, LLC
(Name of Registrant as specified in its charter)

MINNESOTA	EIN 41-2171784
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

24096 - 170th Avenue
Fergus Falls, MN 56537-7518
(Address of principal executive offices)

(218) 998-4301
(Registrant’s Telephone Number)

With a copy to:

Todd A. Taylor

Fredrikson & Byron, P.A.

200 South 6th Street, Suite 4000

Minneapolis, MN  55402

(612) 492-7355

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Membership Units
(Title of Class)

i

ITEM 1.  BUSINESS

Overview

Otter Tail Ag Enterprises, LLC (“We,” “us,” “our,” or the “Company”) was organized as a Minnesota limited liability company on January 27, 2005.  We were formed for the purpose of raising capital to develop, construct, own and operate a 55,000,000 gallon per year corn dry mill ethanol plant in Fergus Falls, Minnesota (the “Plant”).  Based on estimates from our design engineer, Delta-T Corporation (“Delta-T”), we expect our Plant to annually process approximately 20,000,000 bushels of corn into 55,000,000 gallons of denatured fuel grade ethanol and 175,500 tons of dried distillers grains with solubles.  In this process, we anticipate we will consume approximately 1,855,000 cubic feet of natural gas per year.  Our website is located at www.ottertailethanol.com.  Our principal executive offices currently are located at 24096 -170th Avenue, Fergus Falls, Minnesota, 56537-7518, and our telephone number is (218) 998-4301.

Plan of Operations Until End of Fiscal Year

Our fiscal year ends September 30.  We expect to spend the remainder of our fiscal year focused on establishing normal operations.  During this time, we expect to operate the Plant at our anticipated 55,000,000 gallon per year production capacity.  As of the date of this filing, we have already paid approximately $103,000,000 to the seven primary companies constructing our Plant.  We have recently completed construction of the Plant and are in the final stages of start-up testing.  We started producing ethanol on March 31, 2008.

Our Main Product - Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, and can be used as:

•   an octane enhancer in fuels;

•   an oxygenated fuel additive that can reduce ozone and carbon monoxide vehicle emissions; and

•   a non-petroleum based gasoline substitute.

Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products.  The principal purchasers of ethanol are generally wholesale gasoline distributors or blenders.

Ethanol is produced from starch or sugar-based feed products such as corn, potatoes, wheat, and sorghum, as well as from agricultural waste products including sugar, rice straw, cheese whey, beverage wastes and forestry and paper wastes.  Historically, corn has been the primary source because of its relatively low cost, wide availability and ability to produce large quantities of carbohydrates that convert into glucose more easily than other products.  Today, approximately 90% of the ethanol produced in the United States is produced from corn.

The Dry Mill Process

The Plant uses a dry milling process to produce fuel-grade ethanol as its main product and distillers grains as a co-product.  Our Plant has a design capacity to produce 55,000,000 gallons of ethanol per year.  In addition, we expect the Plant to produce approximately 175,500 tons of dried distillers grains with solubles.  We may sell the carbon dioxide gas we produce to a third-party processor, or vent the carbon dioxide gas into the atmosphere if we are unable to sell it to a third-party processor.  Our Plant has, among others, the following facilities:

Grain Receiving, Storage and Milling Equipment.  The Plant contains receiving facilities that have the ability to receive corn by rail and truck.  Upon delivery, we weigh the corn and issue a weight ticket.  A leg lifts the corn to the storage bins.  We have installed a dust collection system in the grain receiving system to limit particulate emissions.  We then remove the corn from storage to a scalper to remove rocks and debris before conveying the product and processing it through a hammer-mill.  The result of this process is ground corn.

Conversion and Liquefaction System, Fermentation System and Evaporation System.  We mix the ground corn in slurry tanks which produces cooked mash.  The cooked mash then continues through liquefaction tanks and into fermenters.  Simultaneously, we add yeast to the cooked mash as it enters the fermenters.  After batch fermentation is complete, the liquid produced by the fermentation process is pumped to wells and then to the distillation column to separate the alcohol from the mash.

Distillation and Molecular Sieve.  We dehydrate and separate the ethanol in the distillation column, the side stripper and the molecular sieve system.  We then blend the ethanol with up to 5 percent gasoline as it is pumped into storage tanks.  The storage tanks contain meters, filters, pumps and loading equipment for transfer to rail cars or trucks.

Liquid/Solid Separation System.  The Plant also produces distillers grains.  We transport the corn mash from the distillation column to centrifuges and then a dryer, where moisture is removed.  The Plant utilizes a dryer system with a regenerative thermal oxidizer.  After they are dried, the distillers grains are conveyed to the filter receiver and then to a storage building.

Product Storage Area.  We have storage tanks on site to store the ethanol we produce.  The Plant also contains a storage building to hold distillers grains until they are shipped to market.

General Plant Infrastructure and Utilities.  The Plant also consists of administration facilities, chillers, cooling towers and other processing equipment, some of which require fresh water to operate.  We condition boiler water in regenerative softeners and/or other treatment equipment and pump it through a deaerator and into a deaerator tank.  Appropriate boiler chemicals are added and the pre-heated water is pumped into the boiler.  Steam energy is provided by a steam generator.  Process cooling is provided by circulating cooling water through heat exchangers, a chiller and a cooling tower.  The Plant contains a compressed air system consisting of an air compressor, receiver tank, pre-filter and air dryer.  The Plant design also incorporates the use of a clean-in-place system for cooking, fermentation, distillation, evaporation, centrifuges and other systems.

The block flow diagram below illustrates how the Plant processes corn into ethanol:

Source: Renewable Fuels Association

Site Infrastructure

We have constructed the Plant on an approximately 116-acre site two miles northwest of Fergus Falls, Minnesota.  On October 25, 2006, we purchased the primary portion of the site from Jonathan and Brenda Piekarski.  Mr. Piekarski is a governor on our Board of Governors (the “Board”).  The purchase price paid to the Piekarskis was $700,000, which is approximately $6,140 per acre.  See “Item 7: Certain Relationships and Related Transactions.”  We believe that certain major requirements of a successful ethanol plant location are met with this site, including, but not limited to, the following:

•  Adequate Corn Supply.  We believe that the Fergus Falls area has sufficient grain corn production to meet our anticipated needs.  We contracted the services of The ProExporter Network (“PRX”) in 2005 to do a study on the corn supply in Fergus Falls and the surrounding area.  PRX reported sufficient corn supply to operate the Plant.

In addition, we, along with CHS, Inc., collected the 2005 USDA production numbers for corn in an 80 mile radius of Fergus Falls.  Based on the USDA numbers, there were 199,869,280 million bushels of corn produced within that radius.  In a 40 mile radius of Fergus Falls, 54,670,590 bushels of corn were produced.  Based on the PRX study and our findings, if we purchased approximately 40 percent of the corn in the 40 mile radius of the Plant, we would purchase approximately 21,868,236 bushels of corn which is sufficient to run the Plant.

In addition, the corn-planted acres in both the 40 mile and 80 mile radius of Fergus Falls have increased in the past two years.  USDA numbers are not yet available for these years, but, based on seed sales, we estimate corn-planted acres have increased 15 percent over the last two years in the 40 mile radius.

•  Road Access.  The site is adjacent to U.S. Interstate 94 and State Highway 210.

•  Rail Access.  The site is on the main line of the Otter Tail Valley Railroad Company (“OTVR”) which connects to the Burlington Northern Santa Fe mainline railroad, which is expected to facilitate the shipping of ethanol and distillers dried grains to both the east and west coast markets.

Site Improvements

We have made improvements to our site and other infrastructure in order to construct and operate our Plant.

Roadway Improvements

We have made several roadway improvements for access to the Plant.  These upgrades consist of installing acceleration lanes, deceleration lanes, and safety lighting.  We expect that these improvements will provide us with improved access to Interstate 94 and State Highway 210.

Rail Access

We are responsible for rail engineering, siding and tracking on our property off the OTVR mainline rail system.  We have built tracking on our site to accommodate load-out for ethanol and distillers grain.  On October 1, 2006, we entered into a lease for an indefinite term with OTVR, at a cost $4,200 per year, for the use of the land on which the railroad will be constructed and used.  On May 19, 2006, we entered into an agreement with Railworks Track Systems, Inc. to construct the track at a total current cost of approximately $1,400,000.  On April 6, 2007, we entered into an industry track agreement with OTVR whereby OTVR agreed to maintain the portion of the track owned by OTVR at its own expense and we agreed to maintain the portion of the track owned by us for a period of one year, with automatic one year renewals thereafter.

Construction

We entered into an Engineering, Procurement, and Construction Services Fixed Price Contract dated October 24, 2006, with Harris Mechanical Contracting Company (“Harris Mechanical”) for the construction of portions of our Plant, for a total cost of $86,786,045.  Plant construction began October 27, 2006 and we began producing ethanol in March 2008.  We utilized funds from our sales of securities, proceeds from the sales of bonds, grants and interest income to pay for construction costs to date.  We entered into a license of technology agreement with Delta-T on October 24, 2006 securing the rights and license to use process technology from Delta-T in the construction, operation, maintenance, optimization, and enhancement of our Plant at a total cost of $2,100,000.  We entered into a construction agreement with Woessner Construction, Inc. to design and construct the Plant’s administration building, for a total price of $513,256.  We entered into a construction management services contract with Knutson Construction Services (“Knutson”) for Knutson to design and construct the Plant’s 10 process buildings, and to install foundations for tanks at a total cost of $7,450,554.  We entered into an engineering, procurement, and construction services fixed price contract with Gateway Buildings Systems for the design and construction of the Plant’s grain handling and milling facilities at a total cost of $5,137,000.  We entered into a contract with Riley Brothers Construction Companies for site preparation and dirt work at a total cost of $2,940,453.

Headquartered is St. Paul, Minnesota, Harris Mechanical is one of the largest construction contractors in the Upper Midwest.

Headquartered in Williamsburg, Virginia, Delta-T is a design-build firm that provides alcohol plants, systems and services to the fuel, beverage, industrial and pharmaceutical markets.  Delta-T has provided alcohol production, dehydration and purification solutions to more than 60 clients worldwide.

Financing Plan

We spent approximately $127,000,000 to complete construction of the Plant and commence operations, including $103,000,000 for Plant construction and $24,000,000 for various start-up expenses.  The sources of funds and uses of funds are as follows:

Sources of Funds*:

Sale of Membership Units	$44,602,500
Senior Debt Financing	54,175,000
Subordinated Debt Financing	26,305,000
Grants, Interest, Contributions	1,775,470
Total Sources of Funds	$126,857,970
Uses of Funds:
Plant Construction	$104,825,028
Site Cost	5,239,705
Natural Gas Construction	600,000
Rail Infrastructure	1,527,108
Water Supply	217,757
Pre-Production Cost/Start Up	4,461,570
Financing costs	1,701,465
Organization costs	1,735,337
Working capital and inventory costs	6,550,000
Total Uses of Funds	$126,857,970

*Sources do not include a $4,000,000 seasonal line of credit available to us after Plant completion.

Liquidity and Capital Resources

As of December 31, 2007, we had $4,403,534 in cash and total assets of $116,252,356.  As of December 31, 2007, we raised a total of $44,366,669 in equity net of deferred offering costs and distributions.  As of December 31, 2007, we had current liabilities of $12,372,914.  Since our inception through December 31, 2007, we have an accumulated deficit of $1,784,986.  Total members’ equity as of December 31, 2007 was $43,440,085.  Since our inception through December 31, 2007, we have generated no revenue from operations.

Environmental and Other Regulatory Matters

We are required to obtain various environmental, construction and operating permits, as discussed below.  Our design builder has been responsible for the construction permits and registrations, and we are responsible for obtaining necessary air and water permits and operating permits.  To the extent applicable, we have requested and applied for all permits, and we sent a final notification of operational start up to the Minnesota Pollution Control Association (“MPCA”) at the time of commencing production.  The Plant is subject to inspection by the MPCA at anytime to verify compliance with certain criteria as specified within the permits.

In addition, permitting and environmental and other regulatory requirements may change in the future.  Changes in permitting and regulatory requirements could make compliance more difficult and costly.  If we are unable to comply with the requirements of such permits or any other environmental regulations, our business may be adversely affected and we may not be able to operate our Plant.

In the fiscal year ended September 30, 2007, we incurred costs and expenses of approximately $4,599,226 complying with environmental laws, including the cost of obtaining permits, easements and installing emissions related equipment.  We anticipate that our expenses to comply with environmental laws for the remainder of our 2008-2009 fiscal year would be $100,000, mainly related to obtaining the final operating permits and initial sample testing.  Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources in complying with such regulations.

The following is a list of the required federal and state permits we were required to obtain:

Federal Permits

Clean Air Act Requirements

•  Applicable Federal New Source Performance Standards (NSPS)

•  Risk Management Plan

•  Occupational Safety and Health Administration (OSHA) 1910 Process Safety Management (PSM) Plan

Clean Water Act Requirements

•  National Pollutant Discharge Elimination System (NPDES)

•  Oil Pollution Prevention and Spill Control Countermeasures

Comprehensive Environmental Response Compensation and Liability Act & Community Right to Know Act (CERCLA/EPCRA) Requirements

•  Tier II Forms—listing of potentially hazardous chemicals stored on-site

•  EPCRA Section 313 and 304 and CERCLA Section 103. These reports track use and release of regulated substances above threshold and/or designated quantities annually

Alcohol and Tobacco Tax and Trade Bureau

•  Alcohol Fuel Permit

United States Fish and Wildlife Service

•  Temporary Disturbance Permit from the USFWS

State Permits and Licenses

•  Air Quality Permits

•  Storage Tank Permits

•  Water Quality Permits

•  State Department of Motor Fuels

•  State Department of Transportation (Highway Access Permit; Possible Easement Rights; Utility Permit)

•  State Department of Health

•  State Department of Public Service (Boiler License)

•  State Department of Natural Resources

•              Water Appropriation Permits

•              Utility License

•              Public Waters Use Permit

•  Other waters and wetland considerations

Local Permits

•  Otter Tail County Conditional Use Permit

•  Fergus Falls Township Special Use (Building) Permit

•  Fergus Falls Township Right-of-Way Permit

Furthermore, Plant operations are governed by OSHA.  OSHA regulations may change such that the costs of operating the Plant may increase.  Any of these regulatory factors may result in higher costs or other adverse conditions effecting our operations, cash flows and financial performance.

Nuisance

The Plant could be subject to environmental nuisance or related claims by employees, property owners or residents near the Plant arising from air or water discharges.  These individuals and entities may object to the air emissions from our Plant.  Ethanol production has been known to produce an unpleasant odor to which surrounding residents and property owners could object.  Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

Employees

We have 33 full time employees, of which six were in general management and administration, and the remainder in Plant operations.  We entered into written agreements to employ a Chief Executive Officer/General Manager, Chief Financial Officer and a Plant Manager.  We do not maintain an internal sales organization.  We rely upon third-party buyers and marketers to buy or market the ethanol and distillers grains that we produce to multiple buyers throughout the United States.  Under such a business plan, our principal operations are the general management of our business and the operation of the Plant.

Sales and Marketing

We have hired a national marketing firm to sell our ethanol and another to sell our distillers grain.  However, because of the number of local feedlots and livestock operations, we sell a portion of our distillers grains locally, as distillers wet or modified grains.

Ethanol

On July 18, 2006, we entered into an Ethanol Fuel Marketing Agreement with Renewable Products Marketing Group, L.L.C. (“RPMG”) in which RPMG agreed to be the sole marketing representative for our facility’s entire production of ethanol.  Under the terms of this agreement, RPMG agrees to use its best efforts to market all our ethanol and its best efforts to find the best price for all fuel grade ethanol obtained pursuant to the agreement, but is not obligated to sell a minimum number of gallons per month.  The cost associated with this service is $0.01 per gallon of the sales price of the ethanol.  This agreement estimates that we will supply RPMG with an average monthly volume of 4,583,333 gallons of ethanol.  If we are unable to achieve this monthly volume and, as a consequence, RPMG is unable to meet its sale obligations to third parties, RPMG may purchase ethanol on the open market and have us reimburse RPMG for any losses.  RPMG is under no contractual obligation to buy any minimum amount of our ethanol.  If, for any reason, this agreement is terminated by either party, we may incur significant expense in finding a replacement to market our ethanol, which could have a material negative effect on our business.

We believe that utilizing RPMG will not only enable us to bypass the need to develop our own internal sales organization, but also provides us access to markets that we would otherwise not be able to penetrate on our own.  RPMG has access to numerous markets because they manage large quantities of ethanol and can provide flexibility to meet varying customer needs.  We believe that having a diverse customer base through RPMG provides us better flexibility to respond to negative localized market fluctuations.  However, we seek to deliver as much product as possible to local markets, which helps minimize our freight costs.

In addition, RPMG offers a variety of services and infrastructure that would be expensive and inefficient for us to implement on our own.  For example, RPMG provides scheduling, transportation logistics, permits, invoicing, account collection and payment services.  We believe it is more cost effective for us to contract for these services from our marketer rather than developing and funding in house expertise to handle these matters.  This type of marketing agreement is customary in the ethanol industry as ethanol producers focus on producing ethanol and enter into agreements with third-party providers with expertise in other key areas.

RPMG is a producer-owned ethanol and bio-diesel marketing company formed in 1999.  RPMG applies cooperative principles to the marketing of fuel ethanol and it is the only such association that is wholly owned and managed by its member plants.  The five founding member plants of RPMG are Al-Corn Clean Fuels of Claremont, Minnesota; Chippewa Valley Ethanol Company of Benson, Minnesota; Corn Plus of Winnebago, Minnesota; Diversified Energy Company of Morris, Minnesota and Heartland Corn Products in Winthrop, Minnesota.  We are not a member of RPMG, but retain RPMG to market our ethanol pursuant to the Ethanol Fuel Marketing Agreement.  We do not anticipate any conflicts of interest arising in the future due to RPMG marketing ethanol for other producers and its member plants because RPMG is contractually obligated to use the same best efforts to sell the ethanol produced at all its contracted plants.  As a result, RPMG would be in breach of its contracts with us and other members if it favored one plant over another.  No such event has occurred, to our knowledge, in the past, nor would we reasonably expect that such an event would happen in the future.

The market segments for our ethanol depend in part on the buyers and marketers we work with and their size and geographic reach.  These outlets vary in terms of where they distribute the ethanol and the transportation methods and costs associated with delivering the ethanol to their facilities.  Unless rail is an option, ethanol sold in local and regional markets are typically shipped primarily by truck.  Ethanol sold into national markets is shipped by rail.

To meet the challenge of marketing ethanol to diverse market segments, we have planned for an extensive rail siding at the production facility.  The use of rail allows us to quickly move large quantities of ethanol to the markets that provide the greatest return.

Our ethanol and distillers grains marketers will decide where our products will be marketed.  Due to the current favorable price for ethanol in the United States, our products are scheduled to be primarily marketed within the United States.  However should that change, we may experience increased exports of our products in the future.  Further, due to the current high corn prices, distillers grains may be exported to countries who require animal feed.  Management anticipates that the Asian market may increase demand for distillers grains in the future.  As distillers grains become more accepted as an animal feed substitute throughout the world, distillers grains exporting may increase.

We expect our ethanol and distillers grains marketers to explore all markets for our products, including export markets.  However, due to high transportation costs, and the fact that we are not located near a major international shipping port, we expect our products to continue to be marketed primarily domestically.

Distillers Grains

The market for distillers grains generally consists of local markets for distillers dried grains and distillers wet grains and national markets for distillers dried grains.

We expect that most of the distillers grains that we sell will be in the form of distillers dried grains.  On February 28, 2008, we signed an agreement with CHS, Inc. (“CHS”) in which CHS agreed to be the sole marketing representative for our facility’s entire production of distillers dried grains.

We sell a portion of our distillers grains as modified or wet distillers grains, which are sold to local markets.  On January 11, 2008, we entered into a Distillers Grain Purchase Agreement with Bilden Farms, LLC (“Bilden”) in which we give Bilden the first right and option to purchase our output of modified distillers grains and distillers wet grains, and Bilden agrees to utilize its best efforts to purchase and resell the grains.  The agreement is for a two-year term.  We anticipate this agreement will help to further reduce our shipping cost and minimize drying costs.

Procurement Agreements

On February 1, 2007, we entered into a Procurement Agreement with CHS in which CHS agreed to supply and we agreed to buy all of the corn needed for ethanol production at the Plant, estimated to be approximately 20,000,000 bushels per year.  Our contract with CHS provides that we will establish the price we will pay for corn and CHS will seek corn for us to buy at this price.  In the event CHS cannot locate adequate corn at this price, CHS will notify us and we may elect to change our price in order to obtain more corn.  If CHS is unable to obtain enough corn in our immediate trade territory, we have installed rail unloading capability and we have the ability to bring rail cars in from outside our immediate market area.  CHS would continue to act as our buying agent and we would set the price.  In the event that CHS is unable to obtain corn for us at a price we deem acceptable, we would seek to purchase corn directly from farmers, elevators and other corn supply companies in our local area, as well as from regional and national sources.  This agreement is for a term of five years.

Utilities

The production of ethanol is a very energy intensive process that requires significant and uninterrupted amounts of electricity, natural gas and water.  We have signed contracts with utility providers to supply us with our energy requirements.  We will satisfy our natural gas requirements by arranging construction of a natural gas pipeline to our site.  If there is any interruption in our supply of energy, such as supply, delivery or mechanical problems, we may have to halt production.  Halting production for any extended period of time will harm our business.

Electricity

On May 18, 2007, we entered into a contract with Lake Region Electric Cooperative to provide our needed electrical energy.  Despite this contract, there can be no assurance that they will be able to reliably supply the electricity that we need.  As illustrated in the chart below, electricity prices in Minnesota have been comparable to other corn belt states.  The Department of Energy’s forecast for United States electricity call for prices to remain relatively flat.  However, the price of electricity, like any commodity, could fluctuate and increase significantly.

Source: Energy Information Administration, September 2007

Natural Gas

On May 23, 2006, we entered into an agreement with BP Canada Energy Marketing Corp. to provide us with the necessary supply of natural gas when needed at a mutually agreed upon price via telephone.

Natural gas prices have increased over the last few years and therefore have had a much greater impact on the cost of producing ethanol.  The following chart illustrates monthly United States natural gas prices from January 2004 to January 2008, with a forecast of prices thereafter.

As illustrated in the chart below, natural gas prices in Minnesota have risen greatly in recent years, rising from and average $2.98 per thousand cubic feet in 1999 to $8.09 per thousand cubic feet in 2006.  The price of natural gas, like any commodity, could fluctuate and increase significantly.

Minnesota Natural Gas Industrial Price (Dollars Per Thousand Cubic Feet)

Source: Energy Information Administration, December 2007

Denaturant

Wholesale gasoline is mixed into the ethanol and used as a denaturant in the ethanol process.  Each tank of ethanol that we produce contains up to a 5% gasoline blend.

Other Inputs

Other inputs to the production process include chemicals, yeast, enzymes and water.  In total these inputs account for approximately 6% of total input costs.  Of these, chemicals and enzymes are the largest components.

Transportation and Delivery

The Plant has facilities to receive corn by truck and rail and to load ethanol and distillers grains onto trucks and rail cars.  On October 1, 2006, we entered into a lease for an indefinite term with OTVR at a cost of $4,200 per year for the use of the land in which the railroad will be constructed and used.  On May 9, 2006, we entered into an agreement with Railworks Track Systems, Inc. to construct the track at a total cost of approximately $1,400,000.  On April 6, 2007, we entered into an industry track agreement with OTVR to maintain and operate the track for a period of one year, with automatic one year renewals thereafter.

We have entered into a pool marketing agreement with RPMG to provide all marketing services for ethanol including both truck and rail transportation.  RPMG is responsible for scheduling all logistics based on information we provide to them on the amount of gallons we will be selling and shipping for a given month.  The cost for transportation of product by rail to a specific destination is posted on the Burlington Northern Santa Fe (BNSF) railroad Web site.  The transportation costs associated with truck is based on a mileage and fuel surcharge basis and is established once a destination is determined.  RPMG will be responsible for providing all rail and trucking services, excluding expenses payable to the rail or trucking companies, as part of the fee we pay RPMG.  Expenses payable to the rail or trucking companies are paid by RPMG, but deducted from our portion of the ethanol sales price.

Ethanol Competition

We are in direct competition with producers of ethanol and other alternative fuel additives.  We compete with other ethanol producers on the basis of price and delivery service.  Our Plant is expected to produce approximately 55,000,000 gallons of ethanol annually.  We believe that this volume gives us certain procurement and production efficiencies over smaller competitors.  We believe that we should be able, if necessary, to sell some or all of our products at lower prices because of efficiencies arising from the Plant and our anticipated production volume, and the close proximity of the Plant to existing corn supplies and ethanol and distillers grains markets.

Many competitors are located in close proximity to our Plant and more may be in the future.  These competitors compete with us for, among other things, corn and personnel.  Because of their close proximity, these competitors may also be more likely to sell to the same markets that we target for our ethanol and distillers grains.

According to the Renewable Fuels Association, as of January 2008, 137 United States ethanol refineries have the capacity to produce approximately 7.6 billion gallons of ethanol annually, with another 70 refineries under construction or expansion expected to add approximately 5.7 billion more gallons of annual productive capacity.  A majority of the ethanol plants are located in the Midwest, in the corn-producing states of Illinois, Iowa, Minnesota, Nebraska and South Dakota.  The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland Company, Aventine Renewable Energy, Inc., Cargill, Inc., New Energy Corp. and VeraSun Energy Corporation.

The following table identifies Unites States ethanol producers and their current and anticipated production capacities as of January 2008 according to the Renewable Fuels Association.

Company	Location	Feedstock	Current Capacity	Under Construction/
			(mgy)	Expansions (mgy)
Abengoa Bioenergy Corp.	York, NE	Corn/milo	55
	Colwich, KS		25
	Portales, NM		30
	Ravenna, NE		88
Aberdeen Energy*	Mina, SD	Corn		100
Absolute Energy, LLC*	St. Ansgar, IA	Corn		100
ACE Ethanol, LLC	Stanley, WI	Corn	41
Adkins Energy, LLC*	Lena, IL	Corn	40
Advanced Bioenergy	Fairmont, NE	Corn	100
AGP*	Hastings, NE	Corn	52
Agri-Energy, LLC*	Luverne, MN	Corn	21
Al-Corn Clean Fuel*	Claremont, MN	Corn	35	15
Amaizing Energy, LLC*	Denison, IA	Corn	48
	Atlantic, IA	Corn		110
Archer Daniels Midland	Decatur, IL	Corn	1,070	550
	Cedar Rapids, IA	Corn
	Clinton, IA	Corn
	Columbus, NE	Corn
	Marshall, MN	Corn
	Peoria, IL	Corn
	Wallhalla, ND	Corn/barley
Arkalon Energy, LLC	Liberal, KS	Corn	110
Aventine Renewable Energy, LLC	Pekin, IL	Corn	207	226
	Aurora, NE	Corn
	Mt. Vernon, IN	Corn
Badger State Ethanol, LLC*	Monroe, WI	Corn	48
Big River Resources, LLC*	West Burlington, IA	Corn	52
BioFuel Energy - Pioneer Trail Energy, LLC	Wood River, NE	Corn		115
BioFuel Energy - Buffalo Lake Energy, LLC	Fairmont, MN	Corn		115
Blue Flint Ethanol	Underwood, ND	Corn	50
Bonanza Energy, LLC	Garden City, KS	Corn/milo	55
Bushmills Ethanol, Inc.*	Atwater, MN	Corn	40
Calgren	Pixley, CA	Corn		55
Cardinal Ethanol	Harrisville, IN	Corn		100
Cargill, Inc.	Blair, NE	Corn	85
	Eddyville, IA	Corn	35
Cascade Grain	Clatskanie, OR	Corn		108
Castle Rock Renewable Fuels, LLC	Necedah, WI	Corn		50
Celunol	Jennings, LA	Sugar cane biogases		1.5
Center Ethanol Company	Sauget, IL	Corn		54
Central Indiana Ethanol, LLC	Marion, IN	Corn	40
Central Illinois Energy, LLC	Canton, IL	Corn		37
Central MN Ethanol Coop*	Little Falls, MN	Corn	21.5
Chief Ethanol	Hastings, NE	Corn	62
Chippewa Valley Ethanol Co.*	Benson, MN	Corn	45
Cilion Ethanol	Keyes, CA	Corn		50
Commonwealth Agri-Energy, LLC*	Hopkinsville, KY	Corn	33
Corn, LP*	Goldfield, IA	Corn	50
Cornhusker Energy Lexington, LLC	Lexington, NE	Corn	40
Corn Plus, LLP*	Winnebago, MN	Corn	44
Coshoctan Ethanol, OH	Coshoctan, OH	Corn		60
Dakota Ethanol, LLC*	Wentworth, SD	Corn	50

Company	Location	Feedstock	Current Capacity	Under Construction/
			(mgy)	Expansions (mgy)
DENCO, LLC	Morris, MN	Corn	21.5
E Energy Adams, LLC	Adams, NE	Corn	50
E Caruso (Goodland Energy Center)	Goodland, KS	Corn		20
East Kansas Agri-Energy, LLC*	Garnett, KS	Corn	35
Elkhorn Valley Ethanol, LLC	Norfolk, NE	Corn	40
ESE Alcohol Inc.	Leoti, KS	Seed corn	1.5
Ethanol Grain Processors, LLC	Obion, TN	Corn		100
First United Ethanol, LLC (FUEL)	Mitchell Co., GA	Corn		100
Front Range Energy, LLC	Windsor, CO	Corn	40
Gateway Ethanol	Pratt, KS	Corn	55
Glacial Lakes Energy, LLC*	Watertown, SD	Corn	100
Global Ethanol/Midwest Grain Processors	Lakota, IA	Corn	95
	Riga, MI	Corn	57
Golden Cheese Company of California*	Corona, CA	Cheese whey	5
Golden Grain Energy, LLC*	Mason City, IA	Corn	110	50
Golden Triangle Energy, LLC*	Craig, MO	Corn	20
Grand River Distribution	Cambria, WI	Corn		40
Grain Processing Corp.	Muscatine, IA	Corn	20
Granite Falls Energy, LLC*	Granite Falls, MN	Corn	52
Greater Ohio Ethanol, LLC	Lima, OH	Corn		54
Green Plains Renewable Energy	Shenandoah, IA	Corn	50
	Superior, IA	Corn		50
Hawkeye Renewables, LLC	Iowa Falls, IA	Corn	105
	Fairbank, IA	Corn	115
	Menlo, IA	Corn		100
	Shell Rock, IA	Corn		110
Heartland Corn Products*	Winthrop, MN	Corn	100
Heartland Grain Fuels, LP*	Aberdeen, SD	Corn	9
	Huron, SD	Corn	12	18
Heron Lake BioEnergy, LLC	Heron Lake, MN	Corn		50
Holt County Ethanol	O’Neill, NE	Corn		100
Husker Ag, LLC*	Plainview, NE	Corn	26.5
Idaho Ethanol Processing	Caldwell, ID	Potato Waste	4
Illinois River Energy, LLC	Rochelle, IL	Corn	50
Indiana Bio-Energy	Bluffton, IN	Corn		101
Iroquois Bio-Energy Company, LLC	Rensselaer, IN	Corn	40
KAAPA Ethanol, LLC*	Minden, NE	Corn	40
Kansas Ethanol, LLC	Lyons, KS	Corn		55
Land O’ Lakes*	Melrose, MN	Cheese whey	2.6
Levelland/Hockley County Ethanol, LLC	Levelland, TX	Corn		40
Lifeline Foods, LLC	St. Joseph, MO	Corn	40
Lincolnland Agri-Energy, LLC*	Palestine, IL	Corn	48
Lincolnway Energy, LLC*	Nevada, IA	Corn	50
Little Sioux Corn Processors, LP*	Marcus, IA	Corn	52
Marquis Energy, LLC	Hennepin, IL	Corn		100
Marysville Ethanol, LLC	Marysville, MI	Corn		50
Merrick & Company	Golden, CO	Waste beer	3
MGP Ingredients, Inc.	Pekin, IL	Corn/wheat starch	78
	Atchison, KS
Mid America Agri Products/Wheatland	Madrid, NE	Corn		44
Mid-Missouri Energy, Inc.*	Malta Bend, MO	Corn	45
Midwest Renewable Energy, LLC	Sutherland, NE	Corn	25
Minnesota Energy*	Buffalo Lake, MN	Corn	18
NEDAK Ethanol	Atkinson, NE	Corn		44
New Energy Corp.	South Bend, IN	Corn	102
North Country Ethanol, LLC*	Rosholt, SD	Corn	20
Northeast Biofuels	Volney, NY	Corn		114
Northwest Renewable, LLC	Longview, WA	Corn		55

Company	Location	Feedstock	Current Capacity		Under Construction/
			(mgy)		Expansions (mgy)
Otter Tail Ag Enterprises	Fergus Falls, MN	Corn			57.5
Pacific Ethanol	Madera, CA	Corn	40
	Boardman, OR	Corn	40
	Burley, ID	Corn			50
	Stockton, CA	Corn			50
Panda Ethanol	Hereford, TX	Corn/milo			115
Parallel Products	Louisville, KY	Beverage waste	5.4
	R. Cucamonga, CA
Patriot Renewable Fuels, LLC	Annawan, IL	Corn			100
Penford Products	Cedar Rapids, IA	Corn			45
Phoenix Biofuels	Goshen, CA	Corn	25
Pinal Energy, LLC	Maricopa, AZ	Corn	55
Pine Lake Corn Processors, LLC*	Steamboat Rock, IA	Corn	20
Plainview BioEnergy, LLC	Plainview, TX	Corn			100
Platinum Ethanol, LLC*	Arthur, IA	Corn			110
Plymouth Ethanol, LLC*	Merrill, IA	Corn			50
POET	Sioux Falls, SD		1,175		310
	Alexandria, IN	Corn		#
	Ashton, IA	Corn
	Big Stone, SD	Corn
	Bingham Lake, MN Corn
	Caro, MI	Corn
	Chancellor, SD	Corn
	Coon Rapids, IA	Corn
	Corning, IA	Corn
	Emmetsburg, IA	Corn
	Fostoria, OH	Corn		#
	Glenville, MN	Corn
	Gowrie, IA	Corn
	Groton, SD	Corn
	Hanlontown, IA	Corn
	Hudson, SD	Corn
	Jewell, IA	Corn
	Laddonia, MO	Corn
	Lake Crystal, MN	Corn
	Leipsic, OH	Corn
	Macon, MO	Corn
	Marion, OH	Corn		#
	Mitchell, SD	Corn
	North Manchester, IN	Corn		#
	Portland, IN	Corn
	Preston, MN	Corn
	Scotland, SD	Corn
Prairie Horizon Agri-Energy, LLC	Phillipsburg, KS	Corn	40
Quad-County Corn Processors*	Galva, IA	Corn	27
Range Fuels	Soperton, GA	Wood waste			20
Red Trail Energy, LLC	Richardton, ND	Corn	50
Redfield Energy, LLC*	Redfield, SD	Corn	50
Reeve Agri-Energy	Garden City, KS	Corn/milo	12
Renew Energy	Jefferson Junction, WI	Corn			130
Siouxland Energy & Livestock Coop*	Sioux Center, IA	Corn	60
Siouxland Ethanol, LLC	Jackson, NE	Corn	50
Southwest Iowa Renewable Energy, LLC*	Council Bluffs, IA	Corn			110
Sterling Ethanol, LLC	Sterling, CO	Corn	42
Tate & Lyle	Loudon, TN	Corn	67		38
	Ft. Dodge, IA	Corn			105
The Andersons Albion Ethanol LLC	Albion, MI	Corn	55
The Andersons Clymers Ethanol, LLC	Clymers, IN	Corn	110
The Andersons Marathon Ethanol, LLC	Greenville, OH	Corn			110
Tharaldson Ethanol	Casselton, ND	Corn			110

Company	Location	Feedstock	Current Capacity		Under Construction/
			(mgy)		Expansions (mgy)
Trenton Agri Products, LLC	Trenton, NE	Corn	40
United Ethanol	Milton, WI	Corn	52
United WI Grain Producers, LLC*	Friesland, WI	Corn	49
US BioEnergy Corp.	Albert City, IA	Corn	310		440
	Woodbury, MI	Corn
	Hankinson, ND	Corn		#
	Central City , NE	Corn		#
	Ord, NE	Corn
	Dyersville, IA	Corn		#
	Janesville, MN	Corn		#
	Marion, SD	Corn
U.S. Energy Partners, LLC (White Energy)	Russell, KS	Milo/wheat starch	48
Utica Energy, LLC	Oshkosh, WI	Corn	48
VeraSun Energy Corporation	Aurora, SD	Corn	560		330
	Ft. Dodge, IA	Corn
	Albion, NE	Corn
	Charles City, IA	Corn
	Linden, IN	Corn
	Welcome, MN	Corn		#
	Hartely, IA	Corn		#
	Bloomingburg, OH	Corn		#
Western New York Energy, LLC	Shelby, NY	Corn	50
Western Plains Energy, LLC*	Campus, KS	Corn	45
Western Wisconsin Renewable Energy, LLC*	Boyceville, WI	Corn	40
White Energy	Hereford, TX	Corn/Milo			100
Wind Gap Farms	Baconton, GA	Brewery waste	0.4
Renova Energy	Torrington, WY	Corn	5
	Hayburn, ID	Corn			20
Xethanol BioFuels, LLC	Blairstown, IA	Corn	5
Yuma Ethanol	Yuma, CO	Corn	40
Total Current Capacity at			7,625.40
137 ethanol biorefineries
Total Under Construction (63)/Expansions (7)					5,742.00
Total Capacity			13,367.40

Source: Renewable Fuels Association

Ethanol plants are largely concentrated in the Midwest, and Minnesota plays a significant role in overall ethanol production capacity, as the following table makes clear:

Ethanol Production Capacity Ranked by State

Including Current Production, Plants Under Construction, and Expanding Plants

(Largest to Smallest Production Capacity as of October 2007)

Rank	State	Ethanol Production Capacity (Million Gallons Per Year)(1)
1	Iowa	3,357.5
2	Nebraska	1,745.5
3	Illinois	1,172.0
4	Minnesota	1,102.1
5	South Dakota	985.0
6	Indiana	848.0
7	Ohio	529.0
8	Kansas	507.5
9	Wisconsin	498.0
10	Texas	355.0

Rank	State	Ethanol Production Capacity (Million Gallons Per Year)(1)
11	North Dakota	333.0
12	Michigan	264.0
13	California	218.0
14	Tennessee	205.0
15	Missouri	186.0
16	New York	164.0
17	Oregon	143.0
18	Colorado	125.0
19	Georgia	100.4
20	Idaho	74.0
21	Arizona	55.0
22	Washington	55.0
23	Kentucky	35.4
24	New Mexico	30.0
25	Wyoming	5.0
26	Louisiana	1.5
	United States Total	13,474.8

(1) This table includes plants that are currently under constructions and plant expansions.

Sources:  Renewable Fuels Association, Washington, DC.  Nebraska Energy Office, Lincoln, NE.  This table was updated on November 6, 2007.

International

We may also compete in the future with ethanol that is produced or processed in certain countries in Central America and the Caribbean region, Brazil and other countries.  Ethanol produced in the Caribbean basin and Central America may be imported into the United States at low tariff rates or free of tariffs under the Caribbean Basin Initiative and the Dominican Republic — Central America — United States Free Trade Agreement.  According to the Renewable Fuels Association, Brazil is the world’s second largest producer of ethanol.  Although tariffs presently impede large imports of Brazilian ethanol into the United States, low production costs, other market factors or tariff reductions could make ethanol imports from various countries a major competitive factor in the United States.

Alternative Fuel Additives

The development of ethers intended for use as oxygenates is continuing.  Methyl tertiary butyl ether, or “MTBE,” is a petrochemical produced by combining isobutylene (a product of the refining industry) with methanol.  We expect to compete with producers of MTBE, which costs less to produce than ethanol.  MTBE is an oxygenate commonly used in fuels for compliance with the federal Clean Air Act.  Many major oil companies produce MTBE.  These companies have significant resources to market MTBE and to influence legislation and public perception of MTBE.  However, MTBE has been linked to groundwater contamination at various locations in the United States.  Many states have enacted legislation prohibiting the sale of gasoline containing certain levels of MTBE or are phasing out the use of MTBE.

While MTBE has not been classified as a carcinogen, it has been shown to cause cancer in animals and its continued use has raised serious environmental concerns.  As a result, approximately 25 states, including Minnesota, New York, California and Illinois, have passed laws prohibiting or phasing out the sale of gasoline containing any or more than a specified level of MTBE.

Ethyl tertiary butyl ether, or “ETBE,” is produced by combining isobutylene with ethanol.  ETBE’s advantages over ethanol as a fuel blend include its low affinity for water and low vapor pressure.  Because petroleum pipelines and storage tanks contain water in various amounts, ETBE’s low affinity for water allows it to be distributed through existing pipeline systems.  This is not possible for ethanol, which must be shipped via transport trucks or rail cars.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels.  Like ethanol, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions.  Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions.

Ethanol Market

Ethanol has been utilized as a fuel additive since the late 1970’s when its value as a product extender for gasoline was discovered during the OPEC oil embargo crisis.  In the 1980’s, ethanol began to see widespread use as an octane enhancer, replacing other environmentally harmful components in gasoline such as lead and benzene.  Ethanol’s use as an oxygenate continued to increase with the passage of the Clean Air Act Amendments of 1990, which required the addition of oxygenates to gasoline in the nation’s most polluted areas.  Ethanol contains approximately 35 percent oxygen and when combined with gasoline, it acts as an oxygenate that increases the percentage of oxygen in gasoline.  As a result, the gasoline burns cleaner and releases less carbon monoxide and other exhaust emissions into the atmosphere.  Although not all scientists agree about the existence or extent of environmental benefits associated with its use, the use of ethanol is commonly viewed as a way to improve the quality of automobile emissions.

According to the Renewable Fuels Association, 29 new ethanol refineries were completed and brought online in 2007, and overall 97 refineries opened, began construction or expanded production capacity in 2007.  For the year, according to the Renewable Fuels Association, 139 ethanol refineries located in 21 states produced a record 6.5 billion gallons.

The United States Department of Transportation Highway Statistics estimated that approximately 3.655 billion gallons of ethanol were used in 37 state markets in the year 2004 as shown in the following table.  The Department discontinued making ethanol statistics available in 2005.  However, California, New York, and states in the major corn producing states of the Midwest continue to be among the largest consumers of ethanol.

State	Total Ethanol Consumption in 2004 (thousands of gallons)
Alabama	31,384
Alaska	5,494
Arizona	13,251
California	899,426
Colorado	84,014
Connecticut	159,063
Florida	55
Illinois	421,305
Indiana	140,247
Iowa	116,731
Kansas	4,330
Kentucky	53,111
Louisiana	50,090
Maryland	303
Massachusetts	8,658
Michigan	165,864
Minnesota	276,693
Missouri	99,589
Montana	1,631
Nebraska	37,198
Nevada	45,707
New Jersey	6,227
New Mexico	6,930
New York	303,526
North Carolina	97,380
North Dakota	10,502
Ohio	191,630
Oregon	28,927
Pennsylvania	92,838
Rhode Island	8,560
South Dakota	23,900
Texas	28,734
Utah	1,607
Virginia	88,858
Washington	23,513
West Virginia	19,065

State	Total Ethanol Consumption in 2004 (thousands of gallons)
Wisconsin	108,564

TOTAL	3,654,905

Source:  U.S. Department of Transportation Highway Statistics 2004

Ethanol consumption has continued to increase significantly in many markets since 2003.  For example, due in part to the phase out of the use of MTBE in California, estimated ethanol demand in California in 2005 was approximately 900,000,000 gallons, according to the Federal Highway Administration.

Automobile companies have responded to the increasing demand to improve the environment by developing ethanol-friendly vehicles.  Gasoline blends containing up to 10 percent ethanol are approved under the warranties of most major domestic and foreign automobile manufacturers marketing vehicles in the United States, and many recommend the use of cleaner burning fuel, such as those containing ethanol, in their vehicle owner’s manuals.  Similarly, most major manufacturers of power equipment, motorcycles, snowmobiles and outboard motors endorse the use of ethanol blends in their products.  In the last several years, automobile companies such as Daimler Chrysler, General Motors and Ford have introduced a growing number of flexible fuel vehicles that operate on fuel mixtures of up to 85 percent ethanol.  In addition, ethanol industry advocates have developed new diesel fuels that are a blend of diesel fuel and ethanol.

National Renewable Fuels Standard

The Energy Policy Act of 2005 also introduced a national renewable fuels standard program which sets a national minimum usage requirement that phases in over seven years, beginning with approximately 4.0 billion gallons in 2006 and increases to 7.5 billion gallons by 2012.  On December 19, 2007, President Bush signed into law the Energy Independence and Security Act of 2007 (the “Act”), which raises the minimum usage requirement to 13.2 billion gallons of ethanol by 2012 and 15 billion gallons by 2015.  The Act also mandates a minimum requirement of 36 billion gallons of renewable fuels by 2022, with cellulosic ethanol accounting for 16 billion gallons of this total.  The renewable fuels standard program should ensure the continued growth of the ethanol market in the near future.  While we cannot assure that this program’s mandates will continue in force in the future, the following chart illustrates the potential United States ethanol demand based on the program’s schedule through the year 2022.

Source: BioFuels Journal, December 28, 2007

Oxygenated Fuel Requirements

Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products.  Recently, the demand for ethanol has increased in part because of two major programs established by the Clean Air Act Amendments of 1990.  The first program, the Oxygenated Gasoline Program, is a recurring wintertime program designed to reduce carbon monoxide levels during the winter months.

The second program created by the Clean Air Act Amendments was the Reformulated Gasoline Program.  This program, which began on January 1, 1995, was intended to reduce ground level ozone or smog.  The program initially required the year-round use of oxygenated fuel in nine metropolitan areas with severe ozone pollution.  Other less severely troubled areas have been phased into the program over time.  According to the EPA, as of May 2007, various regions of 14 states and the District of Columbia were required to comply with the program, and all or a portion of 13 states had also voluntarily opted into the program.  However, states such as Arizona, Pennsylvania and New York sought waivers from the program.  Under the Energy Policy Act of 2005, the oxygenate standards for reformulated gasoline under the Clean Air Act have been eliminated nationwide.

Government Incentives

The federal government and various state governments have created incentive programs to encourage ethanol production and to enable ethanol-blended fuel to better compete in domestic fuel markets with gasoline blended with MTBE.  The federal incentive programs include excise tax credits to gasoline distributors, direct payments to eligible producers for increased ethanol production and federal income tax credits which eligible producers may earn.  State incentive programs include production payments and income tax credits.  However, these programs are not without controversy, due in part to their cost, and we cannot assure that they will continue to be available in the future.

Federal Excise Tax Exemption

Although the regulatory program is complicated and there are other federal tax incentives for ethanol production, the most important incentive for the ethanol industry and its customers is the partial exemption from the federal motor fuels excise tax, or the “excise tax exemption.”  The excise tax exemption is provided to gasoline distributors as an incentive to blend their gasoline with ethanol.  For each gallon of gasoline blended with 10 percent of ethanol, the distributors receive a 5.1¢ per gallon reduction from the 18.3¢ per gallon federal excise tax, which equates to a 51¢ reduction for each gallon of ethanol that they use.  This exemption was recently extended through December 21, 2010 under the Volumetric Ethanol Excise Tax Credit of the American Jobs Creation Act signed into law by President Bush in October 2005.

Federal Small Producer Credit

The federal Small Ethanol Producer Credit provides an eligible ethanol producer with a 10¢ per gallon tax credit for the first 15,000,000 gallons of ethanol produced annually.  Under the program, ethanol producers that qualify or their owners (for pass-through tax entities) can reduce their federal income tax liability by the amount of the annual credit, subject to limitations.  However, benefit of the credit is reduced somewhat because the amount of the credit must be added to regular taxable income (but not to alternative minimum taxable income).  Until recently, an eligible small ethanol producer was defined as a producer whose annual production capacity was 30,000,000 gallons or less, which effectively precluded most newer plants from qualifying.  The Energy Tax Incentives Act of 2005 increased the annual production capacity limitation from 30,000,000 to 60,000,000 gallons.  Because our anticipated annual capacity is 55,000,000 gallons, we expect to qualify as a small ethanol producer, at least in our initial year or years of operations.  The credit is scheduled to expire on December 31, 2010 and, if it is not extended, taxpayers will have a three-year carry forward in which to utilize unused credits.

Ethanol Pricing

Source: Minnesota Department of Agriculture, Ethanol Market Report (November 2007)

Source: Minneapolis Grain Exchange

Historical ethanol, corn and gasoline prices are shown in above in the top figure.  Ethanol prices tend to track the wholesale gasoline price plus the federal blenders tax incentive, currently at 51c/gal.  In 1996, the ethanol price increased dramatically because historically high corn prices caused many ethanol plants to curtail operations or shut down.

Recent corn prices are still significantly higher than in recent years, despite a very large corn crop for the 2006 growing season.  USDA statistics show that the 2006 national corn crop was the third largest corn production on record, following the 2004 and 2005 corn crops respectively.  USDA statistics indicate approximately 10.74 billion bushels were harvested in 2006 compared to a 2005 national corn crop of 11.11 billion bushels.  The corn production for 2007, according to the USDA, was 13.2 billion bushels.  While the 2007 corn crop is significantly larger than the 2006 corn crop, increases in the supply of corn may be more than offset with larger increases in corn demand.

The price of ethanol tends to be volatile.  Historically, ethanol prices have tended to correlate with wholesale gasoline prices, due largely to the primary use of ethanol as an additive to gasoline.  Over the last few years, however, as ethanol production has expanded rapidly, ethanol prices have been particularly volatile and ethanol and gasoline prices have at times diverged significantly.  At the same time, there is little historical correlation between ethanol and corn prices.  The volatility of ethanol prices (approximately 80 percent of our estimated revenue) and lack of correlation with corn prices (approximately 65% of our estimated cost) represents a significant operational risk inherent in ethanol production from corn.

Distillers Grains Industry

Distillers grains is a co-product that is produced when corn is processed into ethanol.  We intend to sell the distillers grains as animal feed for beef and dairy cattle, poultry, hogs and aquaculture (catfish).  Research has shown that distillers grains is a good source of protein, vitamins, iron, fiber and other key nutrients that are important to promoting animal growth and health.  The protein content of distillers grains averages 27-30 percent and the fat content averages 8-9 percent.  Distillers grains is highly digestible and can be mixed with other products to enhance the nutritional properties of the feed product.  Distillers grains has a “by-pass” protein, which means it by-passes the rumen of cattle and is broken down in the small intestines for more efficient and faster utilization.

Distillers Grain Market

The amount of distillers grains produced annually in North America is expected to increase significantly as the number of ethanol plants increases.  However, we believe that the demand for distillers grains may increase as the feed industry becomes more familiar with its benefits.  The market for distillers grains is generally confined to locations where freight costs allow it to be competitively priced against other feed ingredients.  Distillers grains competes with three other feed formulations:  corn gluten feed, dry brewers grain and mill feeds.  The primary value of these products as animal feed is their protein content.  Dry brewers grain and distillers grains have about the same protein content, and corn gluten feed and mill feeds have slightly lower protein contents.  Distillers grains contains nutrients that have important growth promoting properties for dairy and beef cattle, poultry and swine.  For dairy cattle, the high digestibility and net energy content of distillers grains, as well as its high fat content, yields greater milk production as compared to other feed ingredients.  For beef cattle, feedlot studies have found that the improved rumen health, energy effect of the fiber, and palatability promotes faster and more efficient growth.  Beef from cattle fed with distillers grains experience less marbling and is leaner, while maintaining its tenderness.

For poultry and swine, feeding trials have found that distillers grains are a useful and economic source of protein, fat and beneficial unidentified growth and health factors.  Although poultry and swine account for a small portion of the distillers grains market, we believe that with the advancement of research into the feeding rations of poultry and swine, these markets may grow.

Distillers Grains Pricing

Various factors affect the price of distillers grain, including, among others, the price of corn, soybean meal and other alternative feed products, the performance or value of distillers grains in a particular feed market, and the supply and demand within the market.  As illustrated in the chart below, like other commodities, the price of distillers grains can fluctuate significantly.

Figure 1. USDA historical wholesale prices for DDGS (S/short ton)
compared to monthly average closing prices of near-month corn and soybean meal future from the Chicago Board or Trade.

Soybean Meal, Corn, and DDGS Historical Prices

Source: U.S. Grains Council

Types of Distillers Grains

If all of the distillers grain we produced were in the form of distillers dried grains (DDG), we estimate that the Plant would produce approximately 175,500 tons of distillers dried grains annually.  When solubles (fine soluble fiber, fat glycerol, etc.) are added to the feed, it is called distillers dried grains with solubles (DDGS).  These products are commonly dried to 10-12 percent moisture, which gives them a long shelf life.  When solubles are added, the product has higher bulk density and stickiness and improved animal nutritional qualities, which helps to maintain a cleaner effluent stream.  However, the solubles typically makes the drying process more difficult.  We intend to utilize proven technology and low temperatures while drying the grain to produce a premium distillers dried grains with solubles product that may sell at a slight pricing premium.

Distillers wet grains is distillers grains with higher moisture content than the dried grains, which allows for substantial savings from reduced drying costs.  Further, distillers wet grains are often favored by dairy and beef feedlots and operations because cattle seem to prefer the moist texture.  In cattle feedlots, they are usually fed in the bunker with mineral supplements, roughage, corn or other conventional feed grains.  However, the wet grains typically has a shelf life of about two weeks.  This provides for a much smaller market and makes the timing of its sale critical.  Further, because of its moisture content, the wet grains are heavier and more difficult to handle.  The customer must be close enough to justify the additional handling and shipping costs.  As a result, distillers wet grains are principally sold only to local feedlots and livestock operations.

Carbon Dioxide

We intend to explore whether we can sell the carbon dioxide we will produce “over the fence” to a third-party processor who may build a processing facility next to our Plant.  If not, we intend to vent the carbon dioxide into the atmosphere.

Future Products

We anticipate that advances in enzyme processes will increase the ethanol yield realized from grain feedstock.  These processes are not refined for commercial application at this time, but we anticipate adopting, if possible, technological advances as they become available if such advances are commercially viable for the Company’s business plan.  Past successes in extractable starch and genetically modified corn, has shown marked improvements for wet mill plants such as Minnesota Corn Processors and Archer Daniels Midland.  We intend to keep abreast of the advances in increased fermentable starch corn as well as involve their members in the production of genetically modified corn as advances are made.

The production of ethanol from biomass feedstock may also become more economically feasible in future years. We will look for options to benefit from those advances as well.  In the interim, the processes we plan to implement are considered to be the most viable for the foreseeable future.

RISK FACTORS

Risks Related to Our Proposed Operations

Because we are recently formed and have virtually no operating history or experience operating an ethanol plant, we may have difficulties successfully operating the Plant.

We are a start-up business venture with limited operating history and resources.  Since our inception, we have an accumulated deficit of $1,784,986 as of December 31, 2007.  We continued incurring significant losses until we commenced operation of our Plant, and may continue to incur losses until we begin routine sales of our ethanol.  We are dependent on our officers and governors to manage our business and development.  Our officers and governors have no experience managing and operating a public ethanol business.  Our lack of an operating history and inexperience may make it difficult for us to successfully operate the Plant.  If we do not successfully operate the Plant, the value of our Class A Membership Units (the “Units”) will decline.  We cannot assure that we will be able to successfully operate the Plant.  We can give no assurance that the revenue we generate will be sufficient for us to continue operations.  We have not been profitable since our inception and we may never achieve profitability.

Our lack of business diversification could result in the devaluation of our Units if our revenues from our primary products decrease.

Our business solely consists of the production and sale of ethanol and distillers grains.  We do not have any other lines of business or other sources of revenue if we are unable to successfully operate the Plant.  Our lack of business diversification could cause us to lose all or some of our members’ investments if we are unable to generate revenues through the production and sale of ethanol and distillers grains since we do not expect to have any other lines of business or alternative revenue sources.

We are dependent on a key service provider that is currently involved in litigation and may be experiencing significant financial stress, which could result in the inability of this provider to service our needs, resulting in a potentially significant negative operational and financial impact to our operations.

We entered into a licensing agreement on October 24, 2006 with Delta-T, whereby Delta-T agreed to license its proprietary design technology to us for the purpose of constructing the Plant.  In addition, Delta-T has warranty and support obligations to us under the licensing agreement.  On December 21, 2007, Bateman Litwin N.V., a Netherlands company that acquired Delta-T in August 2007 (“Bateman-Litwin”), filed a complaint in a Virginia district court against Delta-T’s former owners, alleging breach of contract and seeking $180,000,000 in damages, as well as seeking rescission of the acquisition.  Delta-T’s former owners have filed a countersuit against, among others, Bateman-Litwin, Bateman Engineering Corp., and Delta-T,  seeking a declaratory judgment of contractual rights with respect to the Stock Purchase Agreement and alleging defamation and defamation per se and unjust enrichment against Bateman-Litwin, and breach of employment agreement against Delta-T.  The former Delta-T owners, Rob Swain and Bibb Swain (the “Swains”), seek actual damages of not less than $75,000,000 and a judgment declaring that the Swains are entitled to the $45,000,000 worth of compensation set forth in the stock purchase agreement with Bateman-Litwin.  The lawsuit by Bateman-Litwin against the Swains exposed potentially negative financial information about Delta-T and the lawsuit itself and its consequences could negatively affect Delta-T’s financial position and may adversely affect Delta-T’s ability to provide ongoing support and stand behind its warranties for the technology licensed to us.  If rescission of the acquisition is successful and Bateman Litwin is successful in obtaining significant monetary judgments against Delta-T’s former owners, the Swains, as the owners of Delta-T after a court-ordered rescission, and Delta-T may lack the financial resources to continue operations.  If as a result, Delta-T cannot continue operations, the warranties and guarantees made by Delta-T to us may be adversely affected and we may not be able to seek or pursue any claims against Delta-T as a result.  It is also possible that any judgment against Bateman-Litwin or Delta-T in favor of the Swains might negatively impact the financial and operational condition of Delta-T and could adversely impact their ability to provide ongoing support and warranty coverage for us.

We have little to no experience in the ethanol industry, which may affect our ability to operate the Plant.

We are presently, and are likely for some time to continue to be, dependent upon our founding members, some of whom also serve as our governors and executive officers.  Our Chief Executive Officer, Kelly Longtin, and our Chief Financial Officer, Anthony Hicks, are experienced in business generally but have no experience in organizing, building and operating an ethanol plant and governing and operating a public company.  Many of our governors have no expertise in the ethanol industry.  In addition, certain governors on our Board are presently engaged in business and other activities which impose substantial demand on the time and attention of such governors.

Risks Related to Construction and Development of the Plant

We depend on key service providers who are also involved with other ethanol projects, and their failure to perform could force us to abandon our business or hinder our ability to operate profitably.

We are also highly dependent upon the experience of Harris Mechanical and Delta-T and their ability to train our personnel in operating the Plant.  If the Plant does not operate to the level anticipated by us in our business plan, we will rely on Harris Mechanical and Delta-T to adequately address such deficiency.  There is no assurance that Harris Mechanical and/or Delta-T will address any deficiency in a manner acceptable to us or have the financial resources to correct or pay for the deficiency as may be required in our agreements with them.  The failure of Harris Mechanical to train our personnel in operating the Plant may harm our ability to generate revenues, result in loss of Plant efficiency, increase our cost of operations and materially harm our business.

We may encounter defects in material, workmanship or design, which may hinder our ability to efficiently operate the Plant.

Defects in material, workmanship or design are not uncommon in construction projects such as ours.  If the Plant does not operate at the level we anticipate, we will rely on Harris Mechanical to adequately address such deficiency.  Any performance guarantees we receive from Harris Mechanical will be unsecured and thus, our ability to recover any losses we may sustain from defects in material, workmanship or design will depend upon the financial resources of Harris Mechanical and/or Delta-T.  There is no assurance that Harris Mechanical will be able to correct such deficiency in a manner acceptable to us or have the financial resources to correct or pay for the deficiency as may be required in our Engineering, Procurement and Construction Services fixed price contract (“EPC”) with them.  Therefore, we may not recover any losses we sustain arising from these deficiencies.  Defects in material, workmanship or design may result in diminished Plant production capacity, increased costs of operations or cause us to temporarily or permanently halt our operations, all of which may decrease our income by decreasing our revenue or increasing our costs and reduce the value of our Units.

We could experience construction delays for the remainder of the Plant that could delay or slow down our production and sale of ethanol and harm our business.

Our Plant is currently operational; however, there may need to be repairs or additional construction to operate at full capacity.  In addition, changes in political administrations at the federal, state or local level may result in policy changes towards ethanol or this project, which could cause construction and operation delays.  If we encounter the need for startup repairs or additional construction to the Plant, it would delay our ability to generate revenue and make it difficult for us to meet our debt service obligations.  This could reduce the value of our business.

Risks Related to Our Financing

Present and future loan agreements with lenders may hinder our ability to operate the business by imposing restrictive loan covenants which could delay or prohibit us from making cash distributions to our members.

We have incurred significant debt and will likely need additional loans to implement our business plan.  Our debt could have significant consequences which could hinder our ability to operate, including our ability to:

•       incur additional indebtedness;

•       make capital expenditures or enter into lease arrangements in excess of prescribed thresholds;

•       make distributions to members, or redeem or repurchase Units;

•       meet operating expenses;

•       make certain types of investments;

•       create liens on our assets;

•       utilize the proceeds of assets sales; and

•       merge or consolidate or dispose of all, or substantially all, of our assets.

In the event that we are unable to meet our obligations to our lenders and creditors, our lenders and creditors could force us to reduce or eliminate distributions to members (even for tax purposes), or reduce or eliminate needed capital expenditures.  It is possible that we could be forced to sell assets, seek to obtain additional equity or refinance or restructure all or a portion of our debt.  The refinancing terms might not be advantageous and there is no assurance that we would be able to refinance or restructure our debt.  In the event that we would be unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to operate our Plant would be greatly affected and we may be forced to liquidate.

Our failure to comply with a single debt financing covenant or agreement could have a material adverse impact on our business as a whole.

We currently have over $78,000,000 in senior and subordinated debt financing.  We have senior debt financing through Agstar Financial Services, PCA (“Agstar”) in the amount of $39,000,000, which includes $35,000,000 for construction costs, and a revolving line of credit of up to $4,000,000.  We also have financing through the MMCDC New Market Fund II, LLC (“NMF”) of $19,175,000, including a senior loan note of $14,480,500 and subordinated loan note of $4,694,500.  Finally, we have a capital lease with Otter Tail County for a solid waste equipment in the approximate amount of $26,010,000.

Our debt financing arrangements contain various covenants and agreements and may contain cross-acceleration and cross-default provisions.  Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of our other debt agreements (regardless of whether we were in compliance with the terms of such other debt agreements).  Accordingly, a default on one debt agreement could result in all of our outstanding debt becoming immediately due and payable.  Our Master Loan Agreement with Agstar contains a provision that states that if we default on any payment of principal, interest, fees, expenses, charges or other amounts under the construction loan note, term loan note, revolving line of credit note, and mortgage, this will constitute an event of default and Agstar may accelerate the due date of the unpaid balance of the principal on all of the Agstar promissory notes.  Likewise, our Construction and Term Loan Agreement with NMF contains a provision that states if we default on any payment of principal or interest, fees, expenses, or other amounts due under the senior loan note, subordinated loan note, and mortgage, this will constitute an event of default and NMF may accelerate the due date of the unpaid balance of the principal on all of the NMF notes.  The NMF Construction and Term Loan Agreement also contains a provision that states that if an event of default occurs and is continuing under any of the Agstar loan documents, it shall be deemed an event of default under the NMF agreement.  The capital lease with Otter Tail County contains a provision that states that if an event of default occurs and is continuing under any of the Agstar loan documents, it shall be deemed an event of default under the capital lease.  The application of cross-acceleration or cross-default provisions means that our compliance with applicable debt covenants and agreements will be interdependent and one default may materially harm our business as a whole.

Risks Related to Our Business and the Ethanol Industry

As more ethanol plants are built, ethanol production will increase and, if demand does not sufficiently increase, the price of ethanol and distillers grain may decrease.

We expect that the number of ethanol producers and the amount of ethanol produced will likely continue to rapidly increase.  We cannot assure that the demand for ethanol will continue to increase.  The demand for ethanol is dependent upon numerous factors such as governmental regulations, governmental incentives, whether the phase out or restrictions on the use of MTBE continues and the development of other technologies or products that may compete with ethanol.  If the demand for ethanol does not sufficiently increase, increased ethanol production may lead to lower ethanol prices.  In addition, because ethanol production produces distillers grain as a co-product, increased ethanol production will also lead to increased supplies of distillers grain.  Demand for distillers grain is independent of the demand for ethanol and depends upon various factors, such as the strength of the local and national beef and dairy cattle industry, and the availability of other feed products at more economical prices.  An increase in the supply of distillers grain, without offsetting increases in demand, could lead to lower prices.  Decreases in the price of ethanol and distillers grain will result in our generating lower revenue and lower profit margin, thereby reducing or eliminating our profits.

Growth in the ethanol industry is dependent on growth in the fuel blending infrastructure to accommodate ethanol, which may be slow and could result in decreased demand for ethanol.

The ethanol industry depends on the fuel blending industry to blend the ethanol that is produced with gasoline so it may be sold to the end consumer.  In many parts of the country, the blending infrastructure cannot accommodate ethanol which leads to certain areas that do not blend any ethanol.  Substantial investments are required to expand this blending infrastructure that may not be made by the fuel blending industry.  Should the ability to blend ethanol not expand at the same rate as increases in ethanol supply, it may decrease the price of ethanol despite the fact that there may be significant demand at the consumer level to purchase ethanol.  Should the fuel blending industry not make the required investments to expand the blending infrastructure, it may lead to a decrease in the selling price of ethanol which could impact our ability to operate profitably.

Consumer resistance to the use of ethanol based on the belief that ethanol is expensive, adds to air pollution, harms engines and takes more energy to produce than it contributes may affect the demand for ethanol, which could adversely affect our business.

According to a November 20, 2007 article in the Wall Street Journal, some economists, scholars, and consumers believe that the use of ethanol will have a negative impact on prices at the pump, add to air pollution, harm car and truck engines, and actually use more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced.  These beliefs could potentially be wide-spread.  If consumers choose not to buy ethanol, it would affect the demand for the ethanol we produce which could lower demand for our product and negatively affect our profitability.

Competition from ethanol imported from Central American and Caribbean basin countries may be a less expensive alternative to our ethanol, which would cause us to lose market share.

A portion of the ethanol produced or processed in certain countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative.  Large ethanol producers, such as Cargill, Inc., have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States.  Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol.  Competition from ethanol imported from Caribbean Basin countries may affect our ability to sell our ethanol profitably.

Corn prices will fluctuate and could increase significantly in the future, which will increase our operating costs and adversely affect our operating results because we may not be able to pass any of the increased costs on to our customers.

We require significant amounts of corn to produce ethanol.  The price of corn, as with most other crops, is affected by weather, disease, changes in government incentives, demand and other factors.  A significant reduction in the supply of corn because of weather or disease, or increases in the demand of corn because of increased ethanol production or other factors, could result in higher corn prices.  There is little correlation between the price of corn and the price of ethanol, which tends to track with gasoline prices.  Thus, increases in corn prices will generally produce lower profit margins because the price we can obtain for ethanol may not increase.  Substantial increases in the price of corn in 1996 and late 2007 caused some ethanol plants to temporarily cease production or operate at a loss.  The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future.  If corn prices increase, our production costs will increase and our profit margins will decrease because we may not be able to pass any of the increased costs on to our customers.

Hedging transactions could significantly increase our operating costs if we incorrectly estimate our corn requirements and are not able to utilize all of the corn subject to our futures contracts.

We attempt to minimize the effects of fluctuations in the price of corn on our operations by taking hedging positions in the corn futures markets.  Hedging is a means of protecting the price at which we will buy corn in the future.  In one type of hedging transaction, we purchase futures contracts that lock in the amount and price of corn that we will purchase at a future date.  Whether our hedging activities are successful depends upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grain to utilize all of the corn subject to the futures contracts.  Although we attempt to link hedging activities to sales plans and pricing activities, hedging activities can result in significant costs, especially if we cannot use all of the corn subject to our futures contracts.  If we are unsuccessful with our hedging efforts, our business may suffer.

Our executive officers and governors lack significant experience in financial accounting and preparation of reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

None of our executive officers or governors has ever served as such with a company that is required to file reports under the Exchange Act.  As a result, we may not be able or qualified to efficiently and correctly deal with our financial accounting issues and preparation of the Exchange Act reports.  If we are unable to correctly deal with our financial accounting issues and prepare our Exchange Act reports, we may be exposed to significant liabilities and have difficulty raising additional capital.

We face intense competition from competing ethanol producers, and we may not have sufficient resources to compete effectively.

Competition in the ethanol industry is intense.  We face formidable competition in every aspect of our business, and particularly from other companies that are seeking to develop large-scale ethanol plants.  We face competitive challenges from larger facilities and organizations that produce a wider range and larger quantity of products than we can, and from other plants similar to our Plant.  Our Plant is in direct competition with other ethanol producers, many of which have more experience and greater resources than we do.  Some of these producers are, among other things, capable of producing a significantly greater amount of ethanol and compete with us for corn and product markets.  Nationally, the ethanol industry may become more competitive given the substantial amount of construction and expansion that is occurring in the industry.  If we are unable to compete effectively in this competitive environment, the value of our business may suffer.

Technological advances could significantly decrease the cost of producing ethanol or result in the production of higher quality ethanol, and if we are unable to adopt or incorporate technological advances into our operations, our Plant could become uncompetitive or obsolete.

We expect that technological advances in the processes and procedures for producing ethanol will continue to occur.  It is possible that those advances could make the processes and procedures that we utilize at our Plant less efficient or obsolete, or cause the ethanol we produce to be of a lesser quality.  These advances could also allow our competitors to produce ethanol at a lower cost than us.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our Plant to become uncompetitive.

Ethanol production methods are also constantly advancing.  The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue, and municipal solid waste.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn.  Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock.  Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of producing ethanol in the future.  If we are unable to adopt or incorporate these advances into our operations, our cost of producing ethanol could be significantly higher than our competitors, which could make our Plant obsolete and cause member investment to decrease in value or become worthless.

In addition, alternative fuels, additives and oxygenates are continually under development.  Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol.  It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol.  If technological advances decrease consumer demand for ethanol, our revenues may decrease and the value of our business may suffer.

If we lose the services of third-party marketers, we will not be able to sell the ethanol or distillers grain that we produce.

We have entered into contracts with third-party providers to market our supply of ethanol and distillers grains.  Our dependence on these distributors means that our financial performance depends upon the financial health of the distributors we contract with.  We cannot assure that we will be able to find a suitable replacement if a distributor fails to perform.  Further, these third-party distributors will likely have relationships and agreements with other ethanol producers.  It is possible that a distributor’s ability or willingness to market and sell our products could be impaired by agreements that the distributor may have with other entities not related to us.  Consequently, we may not obtain the best possible prices for our products, which may decrease our revenues and the value of our business.

Any interruption in our natural gas or electricity supply may force us to halt operations, and significant increases in the price of natural gas or electricity may increase our costs of operation, thereby harming our profitability.

We require a significant amount of natural gas and electricity to operate our Plant.  The price of natural gas and electricity, like other commodities, fluctuate significantly.  Any significant increase in the price of gas or electricity will result in increased operating costs and lower profit margins because the price of ethanol tends to track with the price of gasoline and not the cost of production.  We may not be able to pass the higher costs on to our customers.  Further, natural gas is the only thermal heating source for our Plant and electricity is our only source of power, and if there are any interruptions in supply, we would have to halt operations.  An interruption in supply or problems with delivery could have a material adverse effect on our business.

Our operating costs could be higher than we expect, and this could reduce our profitability or cause us to lose money.

In addition to general market fluctuations and economic conditions, we could experience significant operating cost increases from numerous factors, many of which are beyond our control.  These increases could arise from, among other things:

•       higher natural gas and electricity prices;

•       higher labor costs, particularly if there is any labor shortage;

•       higher corn costs;

•       higher transportation costs because of greater demands on truck and rail transportation services; and

•       higher costs of regulatory compliance, including regulations related to the environment and worker safety.

The price of distillers grain is affected by the price of other commodity products, such as soybeans, and decreases in the price of these commodities could decrease the price of distillers grain, which will decrease the amount of revenue we may generate.

Distillers grain competes with other protein-based animal feed products.  The price of distillers grain may decrease when the price of competing feed products decrease.  The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived.  Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grain.  Because the price of distillers grain is not tied to production costs, decreases in the price of distillers grain will result in our generating less revenue and lower profit margins.

Because we are primarily dependent upon one product, our business is not diversified, and we may not be able to adapt to changing market conditions or endure any decline in the ethanol industry.

Our success depends on our ability to efficiently produce ethanol.  We do not have any other lines of business or other sources of revenue to rely upon if we are unable to produce and sell ethanol and distillers grains, or if the market for those products decline.  Our Plant does not have the ability to produce any other products.  Our lack of diversification means that we may not be able to adapt to changing market conditions or to weather any significant decline in the ethanol industry.

Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified officers, engineers, and operators to efficiently operate the Plant.

We have hired 33 employees, which is all of the personnel that we believe are necessary to operate the Plant.  Our success depends in part on our ability to retain competent personnel in a rural community.  We cannot assure that we will be able to maintain qualified personnel, or hire competent personnel in the event of turnover.  If we are unable to maintain productive and competent personnel, the amount of ethanol we produce may decrease and we may not be able to efficiently operate the Plant.

Risks Related to the Government and Regulatory Environment

The use and demand for ethanol is dependent on various environmental regulations and governmental programs that could change and cause the demand for ethanol to decline.

There are various federal and state laws, regulations and programs that have led to increased use of ethanol in fuel.  These laws, regulations and programs are constantly changing.  Federal and state legislators and environmental regulators could adopt or modify laws, regulations or programs that could adversely affect the use of ethanol.  Certain states oppose the use of ethanol because they must ship ethanol in from other corn producing states, which could significantly increase gasoline prices in the state.  Material changes in environmental regulations regarding the use of MTBE or the required oxygen content of automobile emissions or the enforcement of such regulations could decrease the need to use ethanol.  If the oxygenated fuel requirements were eliminated or if any state were to receive a waiver, the use and demand for ethanol may decline significantly.  Future changes in the law may further postpone or waive requirements to use ethanol.  Such changes in laws, regulations and programs may adversely affect our business and its profitability.

Other laws, regulations and programs provide economic incentives to ethanol producers and users.  For example, Congress recently adopted a Renewable Fuels Standard directing the Environmental Protection Agency to adopt rules requiring refineries, blenders, distributors and importers to introduce or sell volumes of ethanol and biodiesel into commerce in accordance with an annual renewable fuels schedule.  On December 19, 2007, President Bush signed into law the Energy Independence and Security Act of 2007, which raises the minimum usage requirement to 13.2 billion gallons of ethanol by 2012 and 15 billion gallons by 2015.  The Act also mandates a minimum requirement of 36 billion gallons of renewable fuels by 2022, with cellulosic ethanol accounting for 16 billion gallons of this total.  The passage of pending federal or state energy legislation or any other revocation or amendment of any one or more of these laws, regulations or programs could have a significant adverse effect on the ethanol industry and our business.  We cannot assure that any of these laws, regulations or programs will continue in the future or that these laws, regulations or programs will benefit us or benefit us more than our ethanol producing competitors.  Some of these laws, regulations and programs will expire under their terms unless extended, such as the federal partial excise tax exemption for gasoline blenders who use ethanol in their gasoline, which is scheduled to expire in December 2010.  Government support of the ethanol industry could change and Congress and state legislatures could remove economic incentives that enable ethanol to compete with other fuel additives.  The elimination or reduction of government subsidies and tax incentives could cause the cost of ethanol-blended fuel to increase.  The increased price could cause consumers to avoid ethanol-blended fuel and cause the demand for ethanol to decline, which could adversely affect our business.

Our business is subject to extensive and potentially costly environmental and worker safety regulations that could change and significantly increase our operating costs.

The Plant is subject to environmental regulation by the Minnesota Department of Natural Resources and by the United States Environmental Protection Agency (“EPA”).  The state of Minnesota or the EPA may seek to implement additional regulations or implement stricter interpretations of existing regulations.  Changes in environmental regulations or stricter interpretation of existing regulations may require additional capital expenditures or increase our operating costs.  In addition, because our Plant is a 55,000,000 gallon per year Plant, it may be more difficult and costly for us to comply with applicable environmental regulations than smaller ethanol plants.  Any increases in operating costs will result in lower profit margins because we may be unable to pass any of these costs on to our customers.

In addition, the Plant could be subject to environmental nuisance or related claims by employees, property owners or residents near the Plant arising from air or water discharges.  These individuals and entities may object to the air emissions from our Plant.  Ethanol production has been known to produce an unpleasant odor to which surrounding residents and property owners could object.  Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs, which could adversely affect our profitability.

We are subject to various occupational safety and health regulations, and we have incurred expense in training employees in occupational safety compliance.  On January 10 and 11, 2008, all Plant operational personnel were trained for 10 hours in an OSHA safety course.  In addition, on February 19, 2008 all operational employees attended a training course on hazardous materials.  We have compiled a current Plant Safety Manual with the assistance of our consultants, Natural Resource Group, which is available to all Plant personnel.  We will continue to be subject to such safety and health regulations and will continue to incur expense with respect to training and compliance.  We do not expect that compliance with these rules and regulations will have a material impact on our business or as to our competitive stance in the industry, as these rules apply to other ethanol plants as well.

In 2007, the Supreme Court decided a case in which it ruled that carbon dioxide is an air pollutant under the Clean Air Act for the purposes of motor vehicle emissions.  The Supreme Court directed the EPA to regulate carbon dioxide from vehicle emissions as a pollutant under the Clean Air Act.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide emissions from stationary sources such as our Plant under the Clean Air Act.  Initially, we will not likely market and sell any of the carbon dioxide we produce.  Instead, we will emit it into the atmosphere.  Any fines or settlements based on our carbon emissions could reduce our profitability.  While there are currently no regulations applicable to us concerning carbon dioxide, if the EPA or the State of Minnesota were to regulate carbon dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation equipment or take other as yet unknown steps to comply with these potential regulations.  Compliance with any future regulation of carbon dioxide, if it occurs, could be costly and may prevent us from operating the Plant profitably which could decrease or eliminate the value of our Units.

Risks Related to the Units

The Units have no public market and none is expected to develop, which means it may be difficult for members to sell their Units.

There is no public trading market for the Units and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the Units on any stock exchange or automatic quotation system such as the Nasdaq Stock Market.  Applicable securities laws impose significant restrictions on the transfer of Units.  Consequently, members may have to hold their Units for an indefinite period of time because it may be difficult for them to sell their Units.

There are restrictions on transferring the Units, which may make the Units unattractive to prospective purchasers and may prevent members from selling them when they desire.

Investing in our Units should be considered a long-term investment.  The ability to transfer Units is restricted by our Member Control Agreement.  Members may not transfer their Units unless the transfer is a “permitted transfer.” Permitted transfers are transfers approved by the Board and that satisfy certain conditions and restrictions set forth in Section 10 of our Member Control Agreement.  We have also adopted a Unit transfer policy.  Under the Unit transfer policy we have adopted, no sales of Units will be allowed until 30 days after the Plant has achieved substantial completion and met performance guarantees.  Transfers of Units upon death, transfers made without consideration to related parties for estate planning or gifting purposes, and transfers made under hardship or extraordinary and unusual circumstances that otherwise do not interfere with our business purposes, as determined by the Board, are excepted from the foregoing transfer restriction, provided such transfers are made in accordance with the Member Control Agreement.  All transfers must be approved by the Board.

In addition, members may not transfer their Units if the transfer would cause us to lose our partnership tax status and subject us to the publicly traded partnership rules.  The Board will generally approve a transfer so long as the transfer falls within the “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code, and the related rules and regulations, as amended (the “Tax Code”).  In addition, the transferee of our Units may not become a member unless approved by the Board.  These restrictions may make our Units unattractive to prospective transferees, and may prevent members from selling Units when they desire.

Members will be bound by actions taken by members holding a majority of our Units, and because of the restrictions on transfer and lack of dissenters’ rights, they could be forced to hold a substantially changed investment.

We cannot engage in certain transactions, such as a merger, consolidation or sale of all or substantially all of our assets, without the approval of our members.  However, if holders of a majority of our Units approve a transaction, members will also be bound to that transaction regardless of whether they agree with the transaction.  Under our Member Control Agreement, members will not have any dissenters’ rights to seek appraisal or payment of the fair value of their Units.  Consequently, because there is no public market for the Units, they may be forced to keep a substantially changed investment.

Risks Related to Tax Issues in a Limited Liability Company

If we are not taxed as a partnership, we will pay taxes on all of our net income and members will be taxed on any earnings we distribute, and this will reduce the amount of cash available for distributions to holders of our Units.

We expect that we will be taxed as a partnership for federal income tax purposes.  This means that we will not pay any federal or state income tax, and our members will pay tax on their allocated share of our income.  We cannot assure members, however, that we will be able to maintain our partnership tax treatment.  The Internal Revenue Service (“IRS”) may from time to time review our tax status, and we cannot assure members that there will not be changes in the law or our operations that could cause us to lose our partnership tax status.  If we lose our partnership tax status, we may be taxed as a corporation.  If we were treated as a corporation, we would be taxed on our net income, currently at rates of up to 35 percent, for federal income tax purposes.  Further, members would be required to treat distributions that we make as ordinary dividend income to the extent of our earnings and profits.  These distributions would not be deductible by us, thus resulting in double taxation of our earnings and profits.  This would reduce the amount of cash we may have available for distributions.

Members’ tax liability from the allocated share of our taxable income may exceed any cash distributions members receive, and, as a result, members may have to pay income tax on their allocated share of our taxable income with their personal funds.

Because we expect to be treated as a partnership for federal income tax purposes, all of our profits and losses will “pass-through” to our members.  Members must pay tax on their allocated share of our taxable income every year.  Members may receive allocations of taxable income that exceed any cash distributions we make to them.  This may occur because of various factors, including but not limited to, accounting methodology, the specific tax rates members face, and payment obligations and other debt covenants that restrict our ability to pay cash distributions.  If this occurs, members may have to pay income tax on their allocated share of our taxable income with their own personal funds.

Because we are treated as a partnership for federal income tax purposes, any audit of our tax returns resulting in adjustments could cause the IRS to audit members’ tax returns, which could result in additional tax liability to members.

The IRS may audit our tax returns and may disagree with the tax positions that we take on our returns.  The rules regarding partnership allocations are complex.  The IRS could successfully challenge the allocations set forth in our Member Control Agreement and reallocate items of income, gains, losses, deductions or credits in a manner that adversely affects our members.  If challenged by the IRS, the courts may not sustain the position we take on our tax returns.  An audit of our tax returns could lead to separate audits of members’ personal tax returns, especially if adjustments are required.  This could result in adjustments on members’ personal tax returns and in additional tax liabilities, penalties and interest.

Risks Related to Our Corporate Structure and Relationships with Affiliates

Our Member Control Agreement contains restrictions on a member’s right to participate in the management of our affairs.

We are governed primarily by our Member Control Agreement.  Our Member Control Agreement contains significant restrictions on a member’s right to influence the manner or direction of management.  Essentially, members have no right to participate in management other than to elect governors to the Board or to vote on matters that require the consent of our members.  Transactions that require the consent of our members are restricted to a merger, consolidation, or the sale of all or substantially all of our assets, amendments to our Articles of Organization or our Member Control Agreement, voluntarily dissolving our business or making material changes to our business purpose.

Under our Member Control Agreement, it may be difficult for members to enforce claims against an officer or governor, and, as a result, they may not be able to recover any losses they may suffer through their ownership of the Units arising from acts of our officers and governors that harm our business.

Our officers and governors must discharge their duties with reasonable care, in good faith and in our best interests.  Despite this obligation, Minnesota law and our Member Control Agreement limit an officer’s or governor’s liability to us and our members.  Officers or governors are generally not liable to us or our members for monetary damages for breaches of fiduciary duty, unless it involves (i) a willful failure to deal fairly with us or our members in connection with a matter in which the governor or officer has a material conflict of interest; (ii) a violation of criminal law, unless the governor or officer had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the governor or officer derived an improper personal profit; or (iv) willful misconduct.  These limitations could limit members’ rights to enforce claims against our officers or governors.  In addition, our Member Control Agreement contains an indemnification provision which requires us to indemnify any governor or manager to the extent required or permitted by Minnesota Statutes, Section 322B.699, as amended from time to time, or as required or permitted by other provisions of law.

There are conflicts of interest in our business, because we have relationships with and may enter into additional transactions with our officers, governors, and affiliates, which could impair an interested officer’s or governor’s ability to act in our best interest.

Conflicts of interest may exist in our structure and operation.  One of our governors, Lee Rogness, is an owner of Interstate Inc., an agricultural equipment dealership which has supplied equipment to us.  Another one of our governors, Gregory M. Smith, is a physician at Fergus Falls Medical Group, which provides some healthcare services to our employees. Jerry Larson, our Chairman of the Board, has ownership in Chippewa Valley Ethanol Company (“CVEC”), a co-operative in Benson, Minnesota, through which he is obliged to deliver corn as part of his patronage.  In return he is paid for the corn and receives a dividend based upon his holding if such a return is authorized by the board of CVEC.  Mark Ellison serves as Chairman of the Board and Hans Ronnevik and Jonathan Piekarski serve as members of the board of Ag Country, a financial group making loans to agriculture of which a portion is in ethanol plants.  Our governors may have other business interests, which could compete with us for the time and resources of our governors.  Our officers, governors and affiliates may sell corn to us and purchase distillers grains on terms similar to those contained in contracts entered into by us with unaffiliated third parties.  We may also enter into other transactions with officers, governors and affiliates.  Conflicts of interest could have adverse consequences for our business or members because our governors and officers may place their personal interest and those of their affiliates ahead of our interests.  We have a conflict of interest policy with our officers and governors, but we cannot assure that conflicts of interest will not harm our business or reduce the value of members’ Units.

ITEM 2.  FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial and other information as of the dates and for the periods indicated.

Our selected historical statement of operations information for the fiscal years ended September 30, 2007, September 30, 2006, September 30, 2005 and the period from inception (January 27, 2005) to September 30, 2007 are derived from our audited statements of operations.  The selected statement of operations information for the three months ended December 31, 2007 is derived from our unaudited condensed interim statement of operations.

	Inception (January 28, 2005) to September 30, 2005	2006	2007	Three Months ended December 31, 2007	Inception (January 27, 2005) to December 31, 2007
Statements of Operations Data:
Revenues	$—	$—	$—	$—	$—

Operating Expenses	48,403	702,132	1,274,153	444,397	2,469,085

Operating Loss	(48,403)	(702,132)	(1,274,153)	(444,397)	(2,469,085)

Other Income, net	30,333	89,938	1,813,462	(1,249,634)	684,099

Net Income (Loss)	(18,070)	(612,194)	539,309	(1,694,031)	(1,784,986)

Weighted Average Units Outstanding - Diluted	9,677	2,400,000	22,092,369	23,930,739	10,419,536

Weighted Average Units Outstanding - Basic	9,677	2,400,000	22,085,744	23,922,989	10,411,786

Net Income (Loss) Per Unit - Diluted	(1.87)	(0.26)	0.02	(0.07)	(0.18)

Net Income (Loss) Per Unit - Basic	(1.87)	(0.26)	0.02	(0.07)	(0.18)

Our selected historical balance sheet information as of September 30, 2007 and September 30, 2006 are derived from our audited balance sheets.  The selected balance sheet information for December 31, 2007 is derived from our unaudited condensed interim balance sheet.

	September 30, 2006	September 30, 2007	December 31, 2007
Balance Sheet Data:
Cash and Equivalents	$1,195,049	$4,611,317	$4,403,534

Total Assets	$2,012,176	$89,952,726	$116,252,356

Total Current Liabilities	$237,274	$12,192,239	$12,372,914

Long Term Debt, net of current maturities	$—	$32,636,362	$60,439,357

Members’ Equity	$1,761,402	$45,124,125	$43,440,085

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information, this document contains forward-looking statements made pursuant to the safe harbor provisions of the Exchange Act.  Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “expect,” “anticipate,” “estimate,” “hopes,” “believes,” “continue,” “intends,” “seeks,” “contemplates,” “suggests,” “envisions” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetables, future sales, future profit percentages and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes.  We caution that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission (the “SEC”) are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements, including developments relating to the following:

•       The availability and adequacy of our cash flow to meet its requirements, including payment of loans;

•       Economic, competitive, demographic, business and other conditions in our local, regional and national markets;

•       Changes in the availability and price of corn;

•       Changes in the environmental regulations that apply to our Plant operations;

•       The occurrence of certain events causing an economic impact in the agriculture, oil, or automobile markets;

•       Lack of transport, storage, and blending infrastructure preventing ethanol from reaching high demand markets;

•       Changes and advances in ethanol production technology;

•       Changes in interest rates or the availability of credit;

•       Our ability to retain key employees and maintain labor relations;

•       Changes or developments in laws, regulations or taxes in the ethanol, agricultural or energy industries;

•       Actions taken or not taken by third parties, including our suppliers and competitors, as well as legislative, regulatory, judicial and other governmental authorities;

•       Competition in the ethanol industry;

•       The loss of any license or permit;

•       The loss of our Plant due to casualty, weather, mechanical failure or any extended or extraordinary maintenance or inspection that may be required;

•       Changes in our business strategy, capital to support capital improvements and development; and

•       Other factors discussed under the section entitled “RISK FACTORS” or elsewhere in this document.

You should read this document completely and with the understanding that actual future results may be materially different from what we expect.  The forward-looking statements contained in this document have been compiled as of the date of this document and should be evaluated with consideration of any changes occurring after the date of this document.  Except as required under federal securities laws and Securities and Exchange Commission (“SEC”) rules and regulations, we will not update forward-looking statements even though our situation may change in the future.

Results of Operations

We had yet to begin operations, sales and begin generating revenues as of December 31, 2007.  As of March 31, 2008. we have begun producing and selling fuel grade ethanol.  We expect to be able to process approximately 20,000,000 bushels of corn into approximately 55,000,000 gallons of ethanol.  In addition, we intend to sell distillers grains, a principal co-product of the ethanol production process, which we will sell as distillers modified wet grains and distillers dried grains.

Revenues

We had no sales or revenue for the fiscal years ended September 30, 2007, 2006, 2005, the three months ended December 31, 2007, or for the period from inception (January 27, 2005) to December 31, 2007.

Cost of Sales

We had no costs of sales for the fiscal years ended September 30, 2007, 2006, 2005, the three months ended December 31, 2007, or for the period from inception (January 27, 2005) to December 31, 2007.

Operating Expenses

Our operating expenses were approximately $1,274,153, $702,132, $48,403, $444,397 and $2,469,085 for the fiscal years ended September 30, 2007, 2006, 2005, the three months ended December 31, 2007 and for the period from inception (January 27, 2005) to December 31, 2007, respectively.  Our operating expenses increased by approximately $572,000 or 55 percent for fiscal year 2007 over 2006 and increased by approximately $653,700 or 1,450 percent for 2006 over 2005.  These increases for both fiscal year 2007 versus 2006 and fiscal year 2006 versus 2005 were due primarily to costs associated with starting construction on our Plant, and professional and consulting fees.  In fiscal year 2007, our significant operating expenses were:  1) approximately $385,000 related to compensation expenses to the Board and other consultants; 2) approximately $278,000 related to salaries; 3) approximately $210,000 related to professional fees (for legal and accounting services); and 4) approximately $47,000 related to office and insurance expenses.  In fiscal year 2006, our significant operating expenses were:  1) approximately $45,000 in payments to our Chief Executive Officer and Plant Manager; 2) approximately $173,000 related to professional fees expenses (for legal and accounting services); 3) approximately $42,000 for office and insurance activities; and 4) approximately $244,000 in consulting fees.  In fiscal year 2005, our significant operating expenses were:  1) approximately $25,000 in consulting fees; 2) approximately $10,000 for professional fees (for legal and accounting services); and 3) approximately $6,500 in consulting fees.  We believe that our operating expenses will increase significantly in 2008 as a result of the completion of our Plant.

Other Income, Net

Interest expense was approximately $636, $636, $80, $12,537, and $13,889 for fiscal years September 30, 2007, 2006, and 2005, the three months ended December 31, 2007, and for the period from inception (January 27, 2005) to December 31, 2007, respectively.  As of December 31, 2007, we had not drawn on any of our senior debt.

Interest income was approximately $1,769,203, $79,274, $135, $105,615, and $1,954,227 for the fiscal years ended September 30, 2007, 2006, and 2005, the three months ended December 31, 2007, and for the period from inception (January 27, 2005) to December 31, 2007, respectively.  Interest income increased primarily due to interest earned on equity raised from member investments.  We do not expect to receive any significant interest income in 2008.

We received approximately $30,000 for the period from inception (January 27, 2005) to September 30, 2005.  Grant income relates to money received from area businesses for general start up costs.  We received approximately $110,000 from the Agricultural Utilization Research Institute for technical assistance, business assistance, outreach and development assistance.

Plan of Operations Until Start-Up of Ethanol Plant

We have completed construction of the Plant.  We have completed hiring all of the necessary administrative and operational personnel for the Plant.

Project Capitalization

On October 1, 2005, we raised $2,400,000 in our seed capital offering and an additional $42,200,000 from the sale of our Units in a Minnesota-only registered offering from February 28, 2006 to October 31, 2006.  In addition, on March 28, 2007, we closed on a construction loan agreement with Agstar of $39,000,000, which includes $35,000,000 for construction costs, and a revolving line of credit of up to $4,000,000.  On March 30, 2007, we closed on a loan agreement with NMF of $19,175,000, including a senior loan note of $14,480,500 and subordinated loan note of $4,694,500.

On April 2007, we entered into a long term equipment lease agreement with Otter Tail County (the “County”) in order to finance equipment for the Plant.  The lease has a term from May 1, 2007 through November 2019.  The County financed the purchase of equipment through Subordinate Exempt Facility Revenue Bonds Series 2007A totaling $20,000,000, General Obligation Tax Abatement Bonds Series 2007B totaling $5,245,000, and Taxable General Obligation Tax Abatement Bonds Series 2007C totaling $765,000.

We are also the recipient of a Value-Added Producer Grant with the United States Department of Agriculture in the amount of $300,000.  The funding period of the grant began on October 1, 2007 and will conclude no later than December 31, 2008.  The grant funds will be used only for Plant operation start-up costs.

Site Acquisition and Development

On October 25, 2006, we acquired a total of approximately 114 acres of land just two miles northwest of Fergus Falls, Minnesota as the site for our Plant.  We paid approximately $700,000 for the site.  We also acquired an approximate 2-acre tract of land immediately adjacent to the main project site from an unrelated third party.  Plant construction commenced on the site in October 2006 in accordance with an EPC contract with Harris Mechanical.

Plant Construction and Start-Up of Plant Operations

We have recently completed construction of the Plant and commenced operations.

Trends and Factors that May Affect Future Operating Results

Ethanol Supports

On December 19, 2007, President Bush signed into law the Energy Independence and Security Act of 2007, which raises the minimum usage requirement to 13.2 billion gallons of ethanol by 2012 and 15 billion gallons by 2015.  The Act also mandates a minimum requirement of 36 billion gallons of renewable fuels by 2022, with cellulosic ethanol accounting for 16 billion gallons of this total.  The RFS program should ensure the continued growth of the ethanol market in the near future.  The Energy Policy Act also provides a small producer credit allowing qualifying producers to deduct from their federal income taxes 10 cents per gallon for the first 15,000,000 gallons of ethanol produced in a given year.  The Volumetric Ethanol Excise Tax Credit provides refiners 5.1 cents per gallon of ethanol blended at 10 percent, which encourages refiners and gasoline blenders to use ethanol.  We expect that the RFS and Volumetric Ethanol Excise Tax Credit will increase demand for our ethanol and have a positive effect on our operating results.

Competition and Product Demand

According to the Renewable Fuels Association, 29 new ethanol refineries were completed and brought online in 2007.  For the year, according to the Renewable Fuels Association, 139 ethanol refineries located in 21 states produced a record 6.5 billion gallons, an increase of 32 percent from 2006.  We believe that the influx of new ethanol refineries and increase in supply may have a negative effect on our short-term operating results.

Commodity Prices

Corn

Our primary grain feedstock is corn.  The cost of corn is dependent upon factors that are generally unrelated to those affecting the price of ethanol.  Corn prices generally vary with international and regional grain supplies, and can be significantly affected by weather, planting and carryout projections, government programs, exports, and other international and regional market conditions.

Due to the significant expansion of the ethanol industry, corn futures have risen in response to this new demand.  This trend is likely to continue but certainly is not the only factor.  Factors such as USDA estimates of acres planted, corn yield increases per acre, export demand and domestic usage also have significant effects on the corn market.  Significant increases in the price of corn will have a significant negative effect on future operating results.

Natural Gas

The Plant requires a significant and uninterrupted supply of natural gas for its operations.  Natural gas prices have historically fluctuated dramatically.  Natural gas prices in Minnesota have risen greatly in recent years, rising from and average $2.98 per 1000 cubic feet in 1999 to $8.09 per thousand cubic feet in 2006.  We expect that volatility in the natural gas market will continue, and that significant increases in the price of natural gas would have a significant negative effect on future operating results.

Liquidity and Capital Resources

Overview

As of December 31, 2007, we had $4,403,534 in cash and total assets of $116,252,356.  As of December 31, 2007, we raised a total of $44,366,669 in equity net of deferred offering costs and distributions.  As of December 31, 2007, we had current liabilities of

$12,372,914.  Since our inception through December 31, 2007, we have an accumulated deficit of $1,784,986.  Total members’ equity as of December 31, 2007 was $43,440,085.  Since our inception, we have generated no revenue from operations.

As of October 2006, under the EPC contract with Harris Mechanical, we had material commitments related to our construction agreement with Harris Mechanical in the amount of $86,786,045.  As of December 31, 2007, we have incurred approximately $78,926,000 to Harris Mechanical, of which approximately $69,226,000 was paid from the proceeds from our equity and debt financings.  Based on our cash on hand as of the date hereof, including the loan proceeds available to us as described above, we believe that we will have adequate cash reserves and available lines of credit so that we can fund our operations and service our debt until such time as we receive significant revenues from sales of our ethanol and co-products.

As of the date hereof, we have expended all funds from our equity financings.  All of these proceeds were devoted to our construction expenses and general operating expenses.  Current and remaining operating expenses will be paid for with the proceeds from our loan agreements.

To date we have spent approximately $127,000,000 in construction and related costs on the Plant construction.  We do not anticipate any other material expenditures over the next year.

We commenced operations and generated revenues on March 31, 2008 and expect to continue doing so in the normal course of business, which should provide us with necessary liquidity for our continuing operations.  Under our Ethanol Fuel Marketing Agreement with RPMG, RPMG agrees to make payment to us within 10 days of RPMG taking ownership of our produced ethanol.  Total cash flow from the project following operational commencement of the project has been impacted by many factors including, but not limited to, the final cost of the project, timing of commencement of operations, the speed of ethanol production during the start-up phase, as well as energy and corn prices.  In the event we do have any liquidity deficiencies for any reason, we may draw on our $4,000,000 revolving line of credit with Agstar.

Recent Unregistered Sales of Securities

Based on our business plan and current construction cost estimates, we believe the total project cost is approximately $127,000,000.  We raised $2,400,000 in our seed capital offering.  Between September 1, 2005 and September 30, 2005, we received the proceeds from our seed capital offering, and on September 30, 2005, we closed on the minimum offering amount.

We raised an additional $42,200,000 from our Minnesota-only offering and received the proceeds from our Minnesota-only offering between March 7, 2006 and March 30, 2006.  On October 31, 2006, we closed the offering.

Contractual Obligations and Commercial Commitments

We have entered into two loan agreements and one capital lease agreement for financing of the Plant.  The total loan commitment is $58,000,000 and the capital lease is $26,010,000, and both are described below.

We have entered into a senior debt financing agreement for a construction loan of $35,000,000 from Agstar, which includes a term and revolving loan (the “Construction Loan”).  We will make interest payments for both loans during the construction phase at LIBOR plus 3.15%, which totaled 7.81% at December 31, 2007.  We will pay interest quarterly in arrears on the first day of January, April, July and October.  At completion of the project, the loan converted to a term loan and term revolving Loan.

Upon completion of the project, up to 50% of the Construction Loan converted to a term loan in the amount of $29,000,000 (the “Term Loan”).  The interest rate was reduced to LIBOR plus 2.95% with an option to convert to a fixed rate loan.  We are required to make interest payments only on the 1st day of each month for the first six months followed by 114 principal installments of $254,386 plus accrued interest beginning six months following substantial completion, but no later than September 30, 2008, payable in full in June 2018.  In addition to the scheduled payments, the Company will be required to make additional principal payments equal to 65% of the Company’s excess cash flow not to exceed $2,000,000 per fiscal year and an aggregate total of $8,000,000.  As part of the financing agreement, the premium above LIBOR may be reduced to 2.65% based on financial ratios.  Commitment fees were charged at the time of conversion from the Construction Loan to the Term Loan and are charged annually thereafter.

The maximum amount of the Construction Loan that can be converted to the term revolving loan is $6,000,000 (the “Revolving Loan”).  The Company is required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95% which totaled 8.37% at September 30, 2007.  The purpose of the Revolving Loan is for cash and inventory management purpose.  The Company pays a commitment fee of 0.35% on the unused portion of the revolving promissory note.

We also have a revolving promissory note with Agstar for up to $4,000,000.  We are required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95%, which totaled 7.61% at December 31, 2007.  The purpose of this loan is for general and operating expenses.  The maturity of this line of credit is 364 days from commencement; on the loan maturity date, the principal and any outstanding accrued interest will be due.  We pay a commitment fee of 0.35% on the unused portion of the revolving promissory note.  As of September 30, 2007, no amounts had been advanced on the loan.

In April 2007, the Company entered into a long term equipment lease agreement (the “Equipment Lease Agreement”) with Otter Tail County, Fergus Falls, Minnesota (the “County”) in order to finance equipment for the Plant (the “Capital Lease”).  The Equipment Lease has a term from May 1, 2007 through November 2019. The County financed the purchase of equipment through Subordinate Exempt Facility Revenue Bonds Series 2007A totaling $20,000,000, General Obligation Tax Abatement Bonds Series 2007B totaling $5,245,000, and Taxable General Obligation Tax Abatement Bonds Series 2007C totaling $765,000.

Under the Equipment Lease Agreement with the County, the Company will start making payments on May 25, 2008 and on the 25th of each month, until May 25, 2008 interest is being paid through the interest reserve fund included in restricted cash. The Capital Lease payments correspond to the interest of 1/6 the amount due on the bonds on the next interest payment date. Capital Lease payments for principal start on November 25, 2009 in an amount equal to 1/6 principal scheduled to become due on the corresponding bonds on the next semi-annual principal payment date. The Company will also make Capital Lease payments of principal and interest that correspond to the principal and interest the County will pay on the General Obligation Bonds Series 2007B and 2007C beginning February 25, 2008, until that date interest payments will be financed through an interest reserve recorded as restricted cash. The Company will pay Capital Lease payments that correspond to 1/6 the amount of interest payable due on the bonds on the following February 1 or August 1 and principal amounts equaling 1/12 of the principal due on the following February 1. The Company has guaranteed that if such assessed lease payments are not sufficient for the required bond payments, the Company will provide such funds as are needed to fund the shortfall.  The Capital Lease also includes an option to purchase the equipment at fair market value at the end of the lease term.

As of December 31, 2007 and September 30, 2007, the Company has recorded equipment under the Capital Lease in construction in progress totaling approximately $20,396,100 and approximately $834,700 in financing costs, which will be amortized using the effective interest method over the term of the Capital Lease.  Restricted funds held by a trustee for Capital Lease payments totaled approximately $4,077,200 at December 31, 2007 and $4,779,200 at September 30, 2007.

On March 30, 2007 we entered into a loan arrangement with NMF for the amount of $19,175,000 (the “NMF Loan”).  The tax credit period of the NMF Loan is from September 2007 to September 2014.  The loan is divided into two portions including a term loan of $14,480,500, which we shall make interest only payments on beginning the 6th day of the first month following the initial advancement until the 85th month.  On the 6th day of the 85th month and continuing for an additional 48 months we shall pay the amortized unpaid principal together with the accrued interest.  The interest rate shall be calculated using the Wall Street Journal daily money rate (base rate) plus 100 bps.  In addition there is a subordinated loan note for $4,694,500 which will carry an interest rate of 2.514%.  On the 1st day of each month following the initial advance, August 2007, interest only payments will be made until September 2014 when a principal payment of $400,000 will be made.

In August 2006, we entered into an agreement with an unrelated party to provide professional advice, business and technical information, design and engineering for a fee of $100,000.  The agreement shall continue for a period of five years.  Upon written advance notice, either party may terminate the contract for causes as defined in the agreement.  As of September 30, 2006, we paid a total of $100,000 under this agreement.

In August 2006, we entered into an agreement with an unrelated party to qualify, monitor, register and manage the destruction and reduction of certain greenhouse gases and will assist with the quantification of such emission reductions for resulting emission credits.  We agreed to a share distribution schedule as defined in the agreement as payment for services rendered.  The term of the agreement will continue for a period of 10 years, and will automatically be extended for two successive renewal terms of five years each, unless either party gives a 30 day advance written notice of termination to the other party.  Either party may also terminate the agreement for cause as defined in the agreement by providing a 15 day written advance notice. We incurred no costs under this agreement for all periods.

The following table summarizes our long-term contractual obligations as of December 31, 2007:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 Years
Long-Term Debt Obligations	$34,683,743	$254,386	$6,105,264	$6,105,263	$22,218,830
Capital Lease	26,010,000	—	1,585,000	3,695,000	20,730,000
Operating Leases	1,527,720	431,112	1,012,608	84,000	—
Interest (1)	39,607,148	4,972,967	10,299,457	8,955,816	15,378,908
Purchasing Obligations (2)	30,779,588	30,779,588	—	—	—

Total	$132,608,199	$36,438,053	$19,002,329	$18,840,079	$58,327,738

(1)   Interest is estimated at the current market rates.

(2)   Purchase obligations include obligations related to the Company’s marketing agreements, natural gas, corn and ethanol agreements, and consulting agreements.

Grants

On October 1, 2007, we received a Value-Added Producer Grant from the United States Department of Agriculture in the amount of $300,000.  The funding period of the grant began on that date and will conclude no later than December 31, 2008.  The grant funds were used only for Plant operation start-up costs.

Off-Balance Sheet Transactions

As of December 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Market-Risk Disclosure

We have entered into arrangements pursuant to which we will be exposed to certain market risks.  These arrangements are described below.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of market fluctuations associated with commodity prices and interest rates as discussed below.  We have no exposure to foreign currency risk, as all of our business is conducted in United States Dollars.  We use derivative financial instruments as part of an overall strategy to manage market risk.  We use cash, futures and option contracts to hedge changes to the commodity prices of corn and ethanol. We do not enter into these derivative financial instruments for trading or speculative purposes, nor do we designate these contracts as hedges for accounting purposes pursuant to the requirements of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

Interest Rate Risk

We expect to be exposed to market risk from changes in interest rates on our existing debt facilities.  Exposure to interest rate risk results from holding our credit agreements.

We expect to use debt to finance a significant amount of our expenditures in 2008.  These agreements will expose us to market risk related to changes in interest rates.

Commodity Price Risk

We are exposed to market risk from changes in commodity prices.  Exposure to commodity price risk results from our dependence on corn and natural gas in the ethanol production process, and our reliance on sales of ethanol.  We seek to minimize the risks from fluctuations in the prices of corn and ethanol through the use of derivative instruments.  In practice, as markets move, we actively manage our risk and adjust hedging strategies as appropriate.  Although we believe our hedge positions accomplish an economic hedge against our future purchases, they are not designated as such for hedge accounting purposes, which would match the gain or loss on our hedge positions to the specific commodity purchase being hedged.  We are marking to market our hedge positions, which means as the current market price of our hedge positions changes, the gains and losses are immediately recognized in our cost of goods sold.

The immediate recognition of hedging gains and losses can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the derivative instruments relative to the cost and use of the commodity being hedged.  At December 31, 2007 and December 31, 2006, the fair value of our derivative instruments for corn and ethanol is an asset in the amount of $346,974 and an asset in the amount of $0, respectively.  At December 31, 2006, we held no derivative instruments for corn or ethanol derivative instruments.  There are several variables that could affect the extent to which our derivative instruments are impacted by price fluctuations in the cost of corn or ethanol.  However, it is likely that commodity cash prices will have the greatest impact on the derivative instruments with delivery dates nearest the current cash price.

We estimate that our expected corn usage shall be approximately 19.5 million bushels per year for the production of 55 million gallons of ethanol.  We have price protection in place for a portion of our expected corn usage through December 2008 using forward contracts, Chicago Board of Trade futures and options, and over-the-counter option contracts.  As we move forward, additional protection may be necessary.  As corn prices move in reaction to market trends and information, our income statement will be affected depending on the impact such market movements have on the value of our derivative instruments.  As we move forward, additional price protection may be required to solidify our margins.  Depending on market movements, crop prospects and weather, these price protection positions may cause immediate adverse effects, but are expected to produce long-term positive growth for us.

A sensitivity analysis has been prepared to estimate our exposure to corn and ethanol price risk. The table presents the fair value of our derivative instruments as of December 31, 2007 and December 31, 2006 and the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices.  The fair value of the positions is a summation of the fair values calculated by valuing each net position at quoted market prices as of the applicable date.  Effective April 8, 2008, the Company closed the majority of all derivative positions.  The results of this analysis, which may differ from actual results, are as follows:

	Fair Value		Effect of Hypothetical Adverse Change — Market Risk
December 31, 2007		$346,974	$(34,700)
December 31, 2006	$	Zero	$

Liability Risk

We have obtained insurance for our risks through our insurance company, Willis of Minnesota (““Willis”“).  The various coverages and deductibles are as follows:

•                  Property - $50,000 deductible;

•                  General liability – No deductible;

•                  Automobile – No deductible;

•                  Worker’s compensation – No deductible;

•                  Directors and officers - $10,000 deductible;

•                  Crime - $5,000 deductible;

•                  Environmental - $50,000 deductible; and

•                  Umbrella - $10,000 SIR.

Our premiums to Willis are structured such that we have made a prepaid collateral deposit of estimated losses related to the above coverage.  The amount of our prepaid collateral deposit is $4,075,205, of which $1,413,319 is restricted cash and $2,661,814 is debt service reserve.  We can not be assessed over the amount in the collateral fund.

ITEM 3. PROPERTIES

Site Infrastructure

We constructed the Plant on a 116-acre site two miles northwest of Fergus Falls, Minnesota.  On October 25, 2006, we purchased a majority of the site from Jonathan and Brenda Piekarski.  Mr. Piekarski is a governor on our Board. The purchase price of the site was $700,000, which is approximately $6,140 per acre.  See ““Item 7.  Certain Relationships and Related Party Transactions.”“  We believe that certain major requirements of a successful ethanol plant site location are met with this site:

•          Adequate Corn Supply.  We believe that the Fergus Falls area has sufficient grain corn production to meet our anticipated needs.  We believe that the Fergus Falls area has sufficient grain corn production to meet our anticipated needs.  We contracted the services of PRX in 2005 to do a study on the corn supply in Fergus Falls and the surrounding area.  PRX reported sufficient corn supply to operate the Plant.

•       Road Access.  The site is adjacent to U.S. Interstate 94 and State Highway 210.

•       Rail Access.  The site is on the main line of the OTVR, which connects to the Burlington Northern Santa Fe mainline railroad, which is expected to facilitate the shipping of ethanol and distillers dried grains to both the east and west coast markets.

We are also leasing our distillers grain processing facility from the County pursuant to a Solid Waste Facility Lease Agreement.  We began payments under the lease on February 25, 2008 and we will continue to make payments until November 1, 2019.  The amount of total payments under the lease is equal to the aggregate principal amount and interest on the County’s $20,000,000 Subordinate Exempt Facility Revenue Bonds and $6,010,000 General Obligation Bonds.  We hold restricted cash as part of the capital lease financing, at December 31, 2007, the total of these accounts was approximately $1,413,400 of capitalized interest reserve and $2,661,814 of debt reserve fund.

All of our tangible and intangible property, real and personal, serves as collateral for our senior and subordinated debt agreements with our lenders. Our lending agreements are discussed in more detail under ““MANAGEMENT’S DISCUSSION AND ANALYSIS — Liquidity and Capital Resources.”“

Site Improvements

We have made improvements to our site and other infrastructure in order to construct and operate the Plant.  Such improvements include the following:

Roadway Improvements

We have made several roadway improvements for access to the Plant.  These upgrades include installing acceleration lanes, deceleration lanes, and safety lighting.  We expect that these improvements will provide us with improved access to Interstate 94 and State Highway 210 from the Plant.

Rail Access

We are constructing rail engineering, siding and tracking on our property off the OTVR’s mainline rail system.  We are building tracking on our site to accommodate load-out capacity for ethanol and distillers grain.  On October 1, 2006, we entered into a lease for an indefinite term with OTVR at a cost $4,200 per year for the use of the land in which the railroad will be constructed and used.  On May 19, 2006, we entered into an agreement with Railworks Track Systems, Inc. to construct the track at a total current cost of approximately $1,400,000.  On April 6, 2007, we entered into an industry track agreement with OTVR who agreed to maintain the portion of the track owned by OTVR at its own expense and we agreed to maintain the portion of the track owned by us for a period of one year, with automatic one year renewals thereafter.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information concerning the beneficial ownership of our Units as of the date of this prospectus for each of our governors, each of our executive officers, and all governors and executive officers as a group.  We have no beneficial owners of more than five percent of our Units.

The beneficial ownership percentages are based on 23,944,000 Units issued and outstanding as of the date of this Form 10.

Name of Beneficial Owner	Amount of Class A Membership Unit Beneficial Ownership	Percent of Class A Membership Unit Beneficial Ownership
Kelly Longtin(1)	20,000	*
Anthony Hicks(2)	36,000	*
Jerry Larson	360,000	1.5%
Jonathan Piekarski(3)	115,000	*
Hans Ronnevik	91,668	*
Mark Ellison(4)	80,000	*
Gerald Rust	73,000	*

Gregory Smith, M.D.	127,000	*
Ronald Tobkin(5)	192,500	*
Jeff Stanislawski(6)	112,000	*
Philip Deal	17,500	*
Edward Mehl	27,000	*
Lee Rogness(7)	292,500	1.2%
All executive officers and governors as a group (13 persons)	1,544,168	6.4%

*Less than 1%.

(1)         Includes 5,000 vested Units held by Mr. Longtin pursuant to a Restricted Unit Award signing bonus.  Under the terms of his employment agreement, Mr. Longtin received a Restricted Unit Award signing bonus of 12,500 Units at zero basis, with such Units vesting at 20% per year beginning on January 1, 2007.

(2)         Includes 1,000 vested Units held by Mr. Hicks pursuant to a Restricted Unit Award signing bonus.  Under the terms of his employment agreement, Mr. Hicks received a Restricted Unit Award signing bonus of 5,000 Units at zero basis and full profit interest, with vesting occurring at 20% per year starting on January 1, 2008 and continuing on January 1 of each succeeding year until 100% vesting is achieved.

(3)          Includes 80,000 Units held by Piekarski Energy Holdings, an entity in which Mr. Piekarski is an owner. Mr. Piekarski disclaims beneficial ownership of all but 27,500 of such Units.

(4)          Includes 12,500 Units held by Optimistic Investment Club, an entity in which Mr. Ellison is an owner. Mr. Ellison disclaims beneficial ownership of all but 694 of such Units.

(5)          Includes 12,500 Units held by RNR Tobkin, an entity in which Mr. Tobkin is an owner. Mr. Tobkin disclaims beneficial ownership of all but 4,167 of such Units.  Also includes 50,000 Units held by Lakes Five, LLC, an entity in which Mr. Tobkin is an owner. Mr. Tobkin disclaims beneficial ownership of all but 10,000 of such Units.

(6)          Includes 107,000 Units held by SkiWest, LLC, an entity in which Mr. Stanislawski is an owner. Mr. Stanislawski disclaims beneficial ownership of all but 20,000 of such Units.

(7)          Includes 100,000 Units held by Rogness Brothers, LLP, an entity in which Mr. Rogness is an owner. Mr. Rogness disclaims beneficial ownership of all but 25,000 of such Units.

ITEM 5. GOVERNORS AND EXECUTIVE OFFICERS

Identification of Governors, Executive Officers and Significant Employees

Management

The Board manages our business and affairs.  The officers appointed by the Board manage our day-to-day operations.

Board of Governors

Our Member Control Agreement provides that our Board is comprised of eleven members, not less than six of whom shall be elected beginning at the annual meeting of members following the close of the fiscal year in which we reach substantial completion on our Plant.  Any Member who, together with such member’s affiliates, owns 2,000,000 or more Units at financial closing shall be entitled to appoint one governor to the Board for every whole block of 2,000,000 Units held, but no more than five governors may be appointed in this manner.  No member has yet to reach this 2,000,000 Unit threshold.  Our governors and members have the right to call a special meeting of the members for certain purposes, including electing governors.

Officers

Our officers consist of the officers of the Board and such other officers as it deems necessary or advisable.  The officers of the Board must be governors.

The following table shows the governors and executive officers of Otter Tail Ag Enterprises, LLC as of the date of this Form 10:

Governor	Office
Kelly Longtin	Chief Executive Officer
Anthony J. Hicks	Chief Financial Officer
Jerry Larson	Chairman of the Board and Governor
Lee Rogness	Vice Chairman of the Board and Governor
Hans Ronnevik	Treasurer and Governor
Mark Ellison	Secretary and Governor

Philip Deal	Governor
Ed Mehl	Governor
Jeff Stanislawski	Governor
Gerald Rust	Governor
Ron Tobkin	Governor
Jonathan Piekarski	Governor
Greg Smith	Governor

Business Experience of Governors and Executive Officers

The following is a brief description of the business experience and education of our executive officers and governors. Generally, our executive officers and governors have little experience in building, operating and managing an ethanol plant or in marketing, selling and distributing ethanol distillers grains.  No company mentioned in these descriptions is publicly traded or required to file reports with the SEC.

Kelly Longtin, Chief Executive Officer, Age 44, 11274 Morningside Dr., Dalton, Minnesota 56324

Prior to joining the Company as its first Chief Executive Officer, Mr. Longtin was the General Manager of CHS/New Horizons Ag Services in Herman, Morris, and Donnelly Minnesota, a $60,000,000 full service coop with grain, agronomy, energy, finance, and a partnership in crop insurance.  Mr. Longtin has 14 years of General Management experience in agri-business, and extensive experience in corn procurement and risk management.  Mr. Longtin has served as our Chief Executive Officer since August 1, 2006.

Anthony J. Hicks, Chief Financial Officer, Age 49, 514 North Union Ave., Fergus Falls, Minnesota 56537

Mr. Hicks served as the Chief Operating Officer for Bell Farms/Whitestone Farms, LLP, a pig production company located in Burnsville, Minnesota, from May 1996 to May 2007. Mr. Hicks has served as our Chief Financial Officer since May 2007.

Jerry Larson, Chairman of the Board, Governor, Age 65, 26474 — 180th Avenue, Elbow Lake, Minnesota 56531

Mr. Larson is a corn and soybean farmer from Elbow Lake, Minnesota.  Mr. Larson was a founding board member in the formation of Chippewa Valley Ethanol Company of Benson and DENCO, LLC in Morris.  He has served as a board member of the Renewable Fuels Association and is past president of the Minnesota Coalition for Ethanol, and Elbow Lake Coop Grain.  Currently, Mr. Larson serves on the Minnesota Corn Research and Promotion Council (““MCR&PC”“).  As a member of that organization, he served 4 years on the National Corn Growers Association (““NGCA”“) Research and Business Development team, was a delegate to the US Grains Council, chairman of the Expanded Uses team and was part of a team writing the Future Structure of Agriculture document published in February of 2005 for NCGA.  Mr. Larson also is the Chairman of MCR&PC.  He is a graduate of Concordia College in Moorhead, Minnesota and has a Masters Degree in Education from Moorhead State University.  He and his wife, Gail, received the Farm Family of the Year Award for Grant County in 1997.  Mr. Larson has served as our Chairman of the Board since our inception.

Leland (Lee) R. Rogness, Vice Chairman of the Board, Governor, Age 60, P.O. Box 53, Fergus Falls, Minnesota 56537

Mr. Rogness, along with his three brothers, own and operate Interstate Inc., an equipment dealer for John Deere, Massey Ferguson and several other lines of equipment.  He has managed this business since 1971. Mr. Rogness and his brothers also operate Rogness Bros. LLP, a farm operation and real-estate development company.  He is a past board member and President of the Minnesota and South Dakota Equipment Dealer Association and past board member and President of the Fergus Falls Port Authority/Job 2000.  Mr. Rogness earned an Associate Degree from the Fergus Falls State College in Business and Accounting.  Mr. Rogness has served as a member of our steering advisory committee since our inception and has served as our Vice Chairman of the Board and a governor since May 2007.

Hans Ronnevik, Treasurer, Governor, Age 62, 28768 County Highway 21, Fergus Falls, Minnesota 56537

Mr. Ronnevik has served on the Board of Directors of AgCountry Farm Credit Services based in Fargo, North Dakota. Mr. Ronnevik graduated from North Dakota State University in 1967 with a Bachelor of Science Degree in Animal Science.  He has farmed near Carlisle, Minnesota since 1972, producing corn, soybeans, and wheat.  Mr. Ronnevik has served as the Treasurer of our Board since our inception.

Mark Ellison, Secretary, Governor, Age 48, 18414 260th Ave., Elbow Lake, Minnesota, 56531

Mr. Ellison is a self employed grain farmer from Elbow Lake, Minnesota.  He currently serves as Chair of the AgCountry Farm Credit Services board and is a director on the AgriBank District Farm Credit Council.  He previously served as Chair of the 7th Farm Credit District Federation and Chair of the Minnesota Farm Credit Federation.  He also served on the Minnesota Farm Credit Legislative Advisory Committee.  He is a member of Minnesota Farm Bureau, Minnesota Corn Growers, Minnesota Pork Producers, and Golden Growers Cooperative.  He also serves as Assistant Financial Director for the Traverse/Grant Thrivent chapter.  Mr. Ellison has served as Secretary of our Board since our inception.

Philip Deal, Governor, Age 38, 1407 Second Avenue S., Wheaton, Minnesota 56296

Since 1986, Mr. Deal has been actively involved in his family farming operation.  From 1995 until 2001, he was the General Manager of Dumont Grain, Inc., a grain elevator in Dumont, Minnesota.  Since 2001, he has been the Grain Merchandiser and Manager of the Grain Division of Wheaton-Dumont Coop Elevator in Wheaton, Minnesota.  Mr. Deal received his Bachelor of Science degree in Finance from Moorhead State University.  Mr. Deal has been an advisory board member since our inception.  Mr. Deal has served as a governor since May 2005.

Edward Mehl, Governor, Age 62, P.O. Box 66, 530 Centennial Ave. W., Underwood, Minnesota 56586

Mr. Mehl served as Chief Executive Officer of Lake Region Healthcare Corporation, a hospital and healthcare provider located in Fergus Falls, Minnesota, from 1967 to January 2007.  Mr. Mehl is retired.  Mr. Mehl has served as a governor since June 15, 2007.

Gerald Rust, Governor, Age 54, 17781 North Pelican Lake Road, Glenwood, Minnesota 56334

Mr. Rust has served on several local boards and councils and most recently was a founding member and director/governor (1993-2001) of Chippewa Valley Ethanol Co. in Benson, Minnesota.  In 1998, he was again involved as a founder of Diversified Energy Co. in Morris, Minnesota, serving as governor and Board Chairman from 1998-2005.  During his involvement with the ethanol industry he has been active in the Minnesota Coalition for Ethanol, Minnesota Corn Co-products Export Group, U.S. Grains Council, Minnesota Shippers Association, and currently chairs the Citizen’s Advisory Committee for the Outreach Center at the University of Minnesota, Morris Campus.  Mr. Rust is retired.  Mr. Rust has been a member of our steering advisory committee since February 2005 and has served as a governor since April 2005.

Jeff Stanislawski, Governor, Age 41, 128 E. Washington Avenue, Fergus Falls, Minnesota 56537

Mr. Stanislawski has been in the financial services industry for the past 12 years, currently at State Bank and Trust at its Fergus Falls, Minnesota location.  Mr. Stanislawski received his Associates Degree in Applied Science from the University Minnesota-Crookston and his Bachelor of Science Degree in Agriculture Education from North Dakota State University. Mr. Stanislawski has served as a member of our steering advisory committee since our inception and has served as a governor since May 2007.

Ron Tobkin, Governor, Age 59, 43555 East Paul Lake Drive, Perham, Minnesota 56573

Mr. Tobkin has actively been involved in the family farming operation since 1972.  His past experience includes: Assistant Soil Scientist for University of Minnesota Northwest Experiment Station, Co-Owner, President and General Manager of Perco Farm Service in Perham, Minnesota, Co-Owner, President and General Manager of Prairie Bean Co., Perham, Minnesota, Co-Owner, President and General Manager of Perco Bean Co., Perham, Minnesota, and Managing Partner and majority owner of Little Pine Dairy, LLP Perham, Minnesota.  Mr. Tobkin has also been a Chamber of Commerce Officer for School Board District 549 Chairman.  Mr. Tobkin graduated from North Dakota State University with a Bachelors Degree in Soil Science in 1970.  He also graduated and commissioned in the Minnesota Military Academy in 1972.  Mr. Tobkin has served on our Board since our inception, and as the Chairman of the Board’s site committee.

Jonathan Piekarski, Governor, Age 53, 24479 120th Avenue, Fergus Falls, Minnesota 56537-7105

Mr. Piekarski is a self-employed grain farmer.  He has over 20 years experience as a director in the Farm Credit System, starting with the Federal Land Bank Association of Fergus Falls and remaining through the successive mergers to what is now AgCountry Farm Credit Services, headquartered in Fargo, North Dakota.  In that capacity, Mr. Piekarski has served as Vice-Chair and Chairman of the Board of Directors of Farm Credit Services of West Central Minnesota, Moorhead and AgCountry Farm Credit Services.  Over his tenure, Mr. Piekarski has been a member of the state stockholder advisory committee, state legislative advisory committee, board member and Vice-Chair of the Minnesota Federation of Farm Credit Stockholders, member of the Seventh Farm Credit District Federation Board, and the St. Paul Farm Credit Council which does legislative/lobbying activity on system issues.  Mr. Piekarski has served on our Board since our inception.

Gregory M. Smith, Governor, Age 48, 23133 Birchwood Estates Road, Fergus Falls, Minnesota 56537

Dr. Smith is a pathologist employed with Fergus Falls Medical Group, PA, and has been employed with the group since September 1995.  He has served on our Board since our inception.

AUDIT COMMITTEE

We established an audit committee consisting of four members, two independent Board members, Jeff Stanislawski and Hans Ronnevik (chairman), and two officers, Anthony Hicks and Kelly Longtin.  The audit committee reviews our audited financial statements and evaluates our independent public accountant and makes recommendations to the full Board of Governors on audit related issues.  Anthony Hicks and Jeff Stanislawski are the financial experts on our audit committee. We are not required to have an audit committee or comply with any specific rules regarding its composition because we are not a listed issuer as defined in Rule 10A-3 under the Exchange Act.

COMPENSATION COMMITTEE

We established a compensation committee consisting of three independent Board members, Lee Rogness (chairman), Jonathan Piekarski and Gerald Rust.  The compensation committee evaluates compensation for our executive officers and key employees, and makes recommendations to the Board regarding any changes to the compensation provided to our officers and key employees.  The general functions performed by the compensation committee are the following:

•       Establishing the annual goals and objectives of the Chief Executive Officer;

•       Establishing the compensation of the governors, and the Chief Executive Officer;

•       Conducting and overseeing the performance evaluation of the Chief Executive Officer of the Company;

•       Adopting and overseeing the policies that govern the Company’s compensation programs; and

•       Adopting and overseeing the administration of any equity-based compensation and other benefit plans.

RISK MANAGEMENT COMMITTEE

We established a risk management committee consisting of three members, two independent Board members, Philip Deal (chairman) and Mark Ellison, and one officer, Kelly Longtin.  The risk management committee reviews our cash position, hedging, and related transactions.

TECHNOLOGY COMMITTEE

We established a technology committee consisting of eight members, two independent Board members, Ron Tobkin (chairman) and Lee Rogness, one officer, Kelly Longtin, one key employee, Gunner Greene, and four other members, Brian Lacey, Roger Schmidt, Chuck Meixel (Exofficio), and Harold Stanislawski (Exofficio).  The technology committee evaluates our information technology infrastructure and makes recommendations to the Board regarding changes to the infrastructure.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes the material elements of the compensation program for our executive officers and a highly compensated employee and the process followed in determining the compensation provided during the calendar year ended December 31, 2007 for those persons whose compensation is disclosed in the Summary Compensation Table included herein (the ““Compensation Table”“).  These persons consist of:  (i)(i) Kelly Longtin, Chief Executive Officer; (ii) Anthony Hicks, Chief Financial Officer; and (iii) Gunner Greene, Plant Manager (these persons being referred to herein individually as an ““Executive”“ and collectively as the ““Executives”“).  The Executives each began employment in the 2007 calendar year. Therefore, only one year of compensation data is available.

Components of Compensation Program.  The compensation program for the Executives during the calendar year ended December 31, 2007 consisted of the following components:

•                  Base salary - each Executive received a base salary as reflected in the Compensation Table.  The purpose of the base salary was to provide a secure base of cash compensation for the Executives.  Base salary was paid in equal bi-weekly installments and was not contingent upon achieving any individual or company performance goals.

•                  Incentive compensation - incentive compensation goals were established in each Executive’s employment agreement that provided the Executive with the opportunity to earn additional compensation (the ““Incentive Goals”“). The purpose of the Incentive Goals were to reward the Executives with additional compensation based on individual and company-wide performance.  Payouts pursuant to the Incentive Goals were determined by the degree to which the Executive was able to satisfy a set of performance factors designated in the Incentive Goals.  Mr. Longtin, as Chief Executive Officer, is eligible for a maximum bonus of 50% of his salary per year, pursuant to goals set by a return on investment schedule and net cost per gallon benchmark (see ““Compensation Objectives and Policies”“ below).  Mr. Hicks, as Chief Financial Officer, is eligible for a maximum bonus of 30% of his salary per year, pursuant to meeting certain Sarbanes-Oxley reporting compliance and lender reporting compliance goals (see ““Compensation Objectives and Policies”“ below).  Mr. Greene, as Plant Manager, is eligible for a maximum bonus of 40% of his salary per year, pursuant to meeting certain Plant safety and efficiency goals (see ““Compensation Objectives and Policies”“ below).

•                  Signing bonus - each Executive received a signing bonus as an incentive to enter into an employment agreement with us.  Mr. Longtin received a restricted Unit award signing bonus of 12,500 Units at zero basis, with such Units vesting at 20% per year beginning on January 1, 2007.  Mr. Hicks received a restricted Unit award signing bonus of 5,000 Units at zero basis and full profit interest, with vesting occurring at 20% per year starting on January 1, 2008 and continuing on January 1 of each succeeding year until 100% vesting is achieved.  Mr. Greene received a restricted Unit award signing bonus of 5,000 Units at zero basis and full profit interest, with vesting occurring at 20% per year beginning on January 1, 2007.

•                  Options - each Executive received an option to purchase our Units at a later date as an incentive to increase the value of the Company.  Beginning January 1, 2009, Mr. Longtin will become eligible to purchase our Units at a per-Unit cost of $2.00, with the number of eligible Units determined according to the return on investment schedule specified in his Incentive Goals.  Mr. Hicks holds an option to purchase our Units at a per-Unit cost of $2.00 for up to 5,000 Units if the Sarbanes-Oxley reporting compliance and lender reporting compliance targets in Mr. Hicks’ Incentive Goals are both met, beginning January 1, 2008.  Mr. Greene holds an option to purchase our Units at a per-Unit cost of $2.00 for up to 5,000 Units if certain Plant safety and efficiency goals specified in his Incentive Goals are met, beginning December 1, 2008.

•                  Term and Termination – the term of Mr. Longtin’s employment agreement ends December 31, 2009.  Mr. Longtin will receive a $60,000 severance payment if he is terminated without cause, and he may resign at any time by giving 180 days written notice to us.  Mr. Longtin can be terminated for cause in the event of:  1) willful neglect of duties, 2) dishonest or disloyal conduct, 3) conviction of a felony or crime involving dishonesty, 4) violation of material rules of the Company, 5) conduct unbecoming, or 6) other good and sufficient grounds for dismissal.  Mr. Longtin has also executed a non-competition and non-solicitation agreement whereby he agrees that in the event of employment termination he will not perform services or be employed by another ethanol company in Minnesota, the northern half of Iowa, and the eastern halves of North Dakota and South Dakota for a period of two years.  He also agrees to not solicit any of our customers, suppliers, or employees for such two year period.

The term of Mr. Greene’s employment agreement ends December 31, 2008.  Mr. Greene will receive a $20,000 severance payment if he is terminated without cause, and he may resign at any time by giving 180 days written notice to us.  Mr. Greene can be terminated for cause in the event of:  1) willful neglect of duties, 2) dishonest or disloyal conduct, 3) conviction of a felony or crime involving dishonesty, 4) violation of material rules of the Company, 5) conduct unbecoming, or 6) other good and sufficient grounds for dismissal.  Mr. Greene has also executed a non-competition and non-solicitation agreement whereby he agrees that in the event of employment termination he will not perform services or be employed by another ethanol company in Minnesota, the northern half of Iowa, and the eastern halves of North Dakota and South Dakota for a period of two years.  He also agrees to not solicit any of our customers, suppliers, or employees for such two year period.

Compensation Objectives and Policies.  The compensation program for the Executives is administered by the Board and reviewed on an annual basis.  The objective of the program is to provide a fair and competitive compensation package that will enable the Company to attract and retain talented executives who will be instrumental in achieving company goals for growth and profitability and in positioning the Company to compete in the rapidly expanding and evolving renewable fuels industry.  The governors believe that the compensation package must be competitive with financial arrangements provided to executive officers of other renewable fuels companies operating not only in Minnesota, but throughout the Midwestern United States.  The compensation package as adopted by the governors for calendar year 2007 was designed to promote and reward both individual performance of the Executives and their collective performance as members of the management team.  Compensation rewarding individual performance was reflected both through the base salary and through the Incentive Goals established for each Executive which provided additional compensation based, in part, on whether the Executive’s individual performance factors were achieved.  Collective performance by the Executives as a management team was rewarded through the Incentive Goals by including company-wide performance goals related to return on investment and net cost per gallon performance benchmarks developed by Christianson & Associates, PLLP; Sarbanes-Oxley reporting compliance and lender reporting compliance goals; and certain Plant safety and efficiency goals.

The return on investment schedule for Mr. Longtin specifies that a bonus of 2.5 percent of salary and options to purchase 1,000 Units (beginning January 1, 2009) will be given for an overall return on investment of 15 percent.  The schedule escalates by 2.5 percent bonus and options to purchase 1,000 Units for each one percentage increase in return on investment, culminating in a 25 percent bonus and options to purchase 10,000 Units for a return on investment of 24 percent.  The net cost per gallon performance benchmark specifies that if our net cost per gallon of ethanol is in the top 40 percent of a benchmarking group, Mr. Longtin receives 6.5 percent of salary as a bonus.  The benchmark escalates by 6.5 percent if our net cost per gallon is in the top 30 percent, top 20 percent, and top 10 percent, respectively, culminating in a 25 percent bonus for a net cost per gallon in the top 10 percent of the benchmarking group.  The Company intends to subscribe to a independent benchmarking program specifically designed for bio-fuels and operated by Christianson & Associates, PLLP. This program covers approximately 80 different parameters associated with the financial and operational efficiencies of ethanol production based upon a per gallon factor thus allowing comparison of data from different plants across the United States.  The components of net cost per gallon include cost of goods sold (feed stock, ingredients, water cost, natural gas, production labor, and electricity cost) and operations (administrative expense, plant supplies, repairs and maintenance, insurance cost, real estate taxes, other taxes, depreciation/amortization, and interest expense).

The Sarbanes-Oxley reporting compliance and lender reporting compliance goals for Mr. Hicks reward Mr. Hicks with a maximum bonus of 30 percent of salary and the option to purchase 5,000 units at $2.00 per unit if our public reports are filed in an accurate and timely manner, as judged by the Board.

The Plant safety and efficiency goals for Mr. Greene are related to the following areas:  operations and efficiency, Plant safety (no loss time accidents), days of production, process guarantees, BTU per gallon, KW per gallon, yield, compliance with all regulations and permits, standard operating procedures, retention/cross-training of employees, maintenance/parts inventory, Plant cleanliness, and identification and implementation of new technologies.

Compensation Process.  Decisions concerning the compensation of the Chief Executive Officer are made by the Board led by Mr. Larson, the Chairman of the Board.  Decisions concerning the compensation of the Chief Financial Officer and Plant Manager are made by the Chief Executive Officer.  The process for establishing compensation paid to the Chief Executive Officer during the 2007 calendar year commenced with Mr. Larson, who developed recommendations concerning the base salary to be paid, components of the Incentive Goals, signing bonus, and options.  These recommendations were then conveyed to the governors who reviewed them.  Ultimately, the Board approved the base salaries, Incentive Goals, signing bonuses, and options for the Chief Executive Officer stated in the Compensation Table.

Summary Compensation Table The following table sets forth information with respect to compensation earned by our Chief Executive Officer, Chief Financial Officer, and Plant Manager (our ““Named Executive Officers”“) for the calendar year ended December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Kelly Longtin Chief Executive Officer	2007	132,000	10,000	(1)		0	142,000

Anthony Hicks Chief Financial Officer	2007	105,000	2,000	(2)	5,000	0	112,000

Gunner Greene Plant Manager	2007	80,000	4,000	(3)		0	84,000

(1) Based on Restricted Unit Award signing bonus of 12,500 Units at a per unit price of $2.00.  On January 1, 2007, 2,500 Units vested pursuant to the award, and on January 1, 2008, 2,500 Units vested pursuant to the award.

(2) Based on Restricted Unit Award signing bonus of 5,000 Units at a per unit price of $2.00.  On January 1, 2008, 1,000 Units vested pursuant to the award.

(3) Based on Restricted Unit Award signing bonus of 5,000 Units at a per unit price of $2.00.  On January 1, 2007, 1,000 Units vested pursuant to the award, and on January 1, 2008, 1,000 Units vested pursuant to the award.

Mr. Longtin, as Chief Executive Officer, receives a base salary of $132,000 per calendar year, and is eligible for a maximum bonus of 50 percent of base salary per year, based 25 percent on the return on investment schedule and 25 percent on net cost per gallon benchmarks.  Mr. Longtin’s base salary will increase to $137,000 in calendar year 2008 and $142,000 in calendar year 2009.  Mr. Longtin received a Restricted Unit Award signing bonus of 12,500 Units at zero basis, with such units vesting at 20 percent of base salary per year beginning on January 1, 2007 and continuing on January 1 of each succeeding year until 100 percent vested.  Beginning January 1, 2009, Mr. Longtin will become eligible to purchase Units of the Company at a per-unit cost of $2.00, with the number of eligible Units determined according to the return on investment schedule.

Mr. Hicks, as Chief Financial Officer, receives a base salary of $105,000 per calendar year, and is eligible for a maximum bonus of 30 percent of base salary per year.  Mr. Hicks received a Restricted Unit Award signing bonus of 5,000 Units at zero basis and full profit interest, with vesting occurring at 20 percent per year starting on January 1, 2008 and continuing on January 1 of each succeeding year until 100 percent vested.  Further, Mr. Hicks retains the option to purchase Units of the Company at a per-unit cost of $2.00 for up to 5,000 Units if the Sarbanes Oxley Reporting Compliance and Lender Reporting Compliance are both met, beginning January 1, 2008.

Mr. Greene, as Plant Manager, receives a base salary of $80,000 per calendar year, and is eligible for a maximum bonus of 40 percent of base salary per year.  Mr. Green will receive a base salary of $83,000 in calendar year 2008.  Mr. Greene received a Restricted Unit Award signing bonus of 5,000 Units at zero basis and full profit interest, with vesting occurring at 20 percent per year beginning on January 1, 2007 and continuing on January 1 of each succeeding year until 100 percent vested.  Mr. Greene retains the option to purchase our Units at a pre-unit cost of $2.00 for up to 5,000 Units if certain Plant safety and efficiency goals are met, beginning December 1, 2008.

Compensation Committee. All of the governors participated in the consideration and establishment of the compensation of the executive officers and the governors for the calendar year. The number of governors for the Company is 11, and the governors believe that number is small enough such that the entire Board could effectively act as the compensation committee for the fiscal year ended September 30, 2007. The governors also believed full governor participation in the compensation process was appropriate for the fiscal year given the members’ interest in that topic.  We have subsequently established a formal compensation committee consisting of three members.

Compensation of Governors

The following table sets forth compensation for members of our Board for the calendar year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jerry Larson	1,500	60,000	—	—	—	—	61,500
Lee Rogness	1,050	10,000	—	—	—	—	11,050
Hans Ronnevik	1,428	10,000	—	—	—	—	11,428
Mark Ellison	1,500	10,000	—	—	—	—	11,500
Philip Deal	1,350	10,000	—	—	—	—	11,350
Ed Mehl	450	4,000	—	—	—	—	4,450
Jeff Stanislawski	1,050	10,000	—	—	—	—	11,050
Gerald Rust	900	36,000	—	—	—	—	36,900
Ron Tobkin	1,200	20,000	—	—	—	—	21,200
Jonathan Piekarski	1,200	10,000	—	—	—	—	11,200
Greg Smith	900	4,000	—	—	—	—	4,900

(1) Stock award value based on per unit price of $2.00 per unit, the price per unit in our Minnesota-only offering completed on October 31, 2006.

Members of the Board receive a $150 per diem for attending meetings and for rendering services to us.  Members of the Board receive a monthly retainer of $150, and the Chairman of the Board receives a $200 monthly retainer.  The Secretary and Treasurer of the Board receive an officer retainer of $100.  Members of the Board also have received restrictive stock awards for service to the Board.  Further, members of the Board and officers receive reimbursement for reasonable expenses incurred, if any, in connection with attending meetings of the Board and rendering services to us.

The following table sets forth the outstanding equity awards to our Chief Executive Officer, Chief Financial Officer, and Plant Manger as of September 30, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						UNIT AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)(i)	(j)
Kelly Longtin, Principal Executive Officer	—	10,000	—	2.00	June 29, 2009	7,500	(1)	15,000	—	—

Anthony Hicks, Principal Financial Officer	—	5,000	—	2.00	January 2008	4,000	(2)	8,000	—	—

Gunner Greene, Plant Manager	—	5,000	—	2.00	Dec. 31, 2008	3,000	(3)	6,000	—	—

(1)  Based on Restricted Unit Award signing bonus of 12,500 Units at a per unit price of $2.00. On January 1, 2007, 2,500 Units vested pursuant to the award, and on January 1, 2008, 2,500 Units vested pursuant to the award.  Seven thousand five hundred Units had not vested at the end of fiscal year 2007.

(2)  Based on Restricted Unit Award signing bonus of 5,000 Units at a per unit price of $2.00.  On January 1, 2008, 1,000 Units vested pursuant to the award.  Four thousand Units had not vested at the end of fiscal year 2007.

(3) Based on Restricted Unit Award signing bonus of 5,000 Units at a per unit price of $2.00. On January 1, 2007, 1,000 Units vested pursuant to the award, and on January 1, 2008, 1,000 Units vested pursuant to the award.  Three thousand Units had not vested at the end of fiscal year 2007.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since our inception, we have engaged in the transactions described below with our governors and officers.  Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in arms-length transactions.

Purchase of Units

All of our officers and governors have purchased Units in the Company.  See ““Item 4: Security Ownership of Certain Beneficial Owners and Management.”“

Board Compensation and Compensation for Services as Officers

Members of the Board receive a $150 per diem for attending meetings and for rendering services to us.  Members of the Board receive a monthly retainer of $150, and the Chairman of the Board receives a $200 monthly retainer.  The secretary and treasurer receive an officer retainer of $100.  Further, members of the Board and officers receive reimbursement for reasonable expenses incurred, if any, in connection with attending meetings of the Board and rendering services to us.

Piekarski Land Purchase

On October 25, 2006, we purchased 114 acres of the 116-acre site on which the Plant was constructed from Jonathan and Brenda Piekarski.  Mr. Piekarski is a governor on our Board and at the time of purchase served as our Vice President.  The purchase price of the site was $700,000, which is approximately $6,140 per acre.  The Piekarski tract was determined by the Board and project consultants to be a desired site for the Plant, meeting or exceeding the requirements and criteria identified for the project site.  In particular, as a Board member, Jonathan Piekarski left the Board room when the Piekarski tract was discussed and the motion was made and unanimously approved to enter into the Piekarski tract.  Our site committee collectively recommended to the full Board that the proposed option price was a fair market value for the site, based on recent sales data from the county recorder’s office on similar land sales, discussions with county officials, and discussions with one of the local appraisers.  In addition, the Board and the site committee took into consideration the report from our local legal counsel on sales and recent appraisals of similar development sites, as well as the report from our senior project advisor.  Collectively, the Board and the site committee, all of whom have spent many years actively involved in the commercial activity of the Fergus Falls area, determined that the site option price was fair market value and reasonable.  We cannot, however, assure you that the Piekarski land purchase transaction is on terms as favorable to us as those that could have been obtained in an arms-length transaction from an unrelated party.

Conflicts of Interest

In addition to the transactions described above, conflicts of interest exist and may arise in the future because of the relationships between and among us and our officers, governors, and their affiliates, and the fact that we may from time to time enter into transactions with our officers, governors, and affiliates.  Conflicts of interest could cause our officers or governors to put their own personal interests ahead of ours.

For conflict of interest disclosures regarding our governors and executive officers, see our risk factor entitled ““There are conflicts of interest in our business, because we have relationships with and may enter into additional transactions with our officers, governors, and affiliates, which could impair an interested officer’s or governor’s ability to act in our best interest.”“

We currently have an established Conflict of Interest Policy (the ““COI Policy”“) which all governors and officers have signed.  Under the COI Policy, all governors and officers are prohibited from receiving gifts of more than nominal value, payments, or preferential loans from suppliers or others seeking to establish a business relationship with us.  Governors and officers are also prohibited under the COI Policy from acquiring or having a direct or indirect ownership, consulting or financial interest in any property or asset which we acquire without such governor or officer disclosing the nature of the interest, recusing themselves from voting on the matter, and allowing the Board to review the matter to determine the best interests of the Company.

In addition, our Member Control Agreement provides certain specific approval mechanisms regarding transactions with our governors.

Conflicts of interest could arise, among others, in the situations described below:

•                 We may engage in transactions with our governors, officers and affiliates for the purchase of corn and sale of distillers grain.  Even though these will be on terms similar to those contained in contracts entered into by us with unaffiliated third parties, if a conflict or dispute arises, it may not be resolved in our best interest.

•       Our governors and officers also serve as directors of other businesses.  While our governors and officers must devote sufficient time to our business and affairs, they may experience conflicts of interest in allocating their time and attention between us and other businesses.  They may also acquire financial or other incentives in other businesses, including other ethanol businesses that may compete against us.

•       We will reimburse our governors and officers for out-of-pocket expenses relating to our business.  We do not have a reimbursement policy or guideline for determining what expenses will be reimbursed.  We will review and reimburse all reasonable expenses that our governors and officers submit to us.

•       Any member or his or her affiliate, including members who are also officers and governors, may, with the consent of the Board, lend or advance money to us, on which we may pay interest.

Decisions of our governors and officers regarding various matters, including expenditures that we make for our business, reserves for accrued expenses, including compensation of the officers, compensation of our governors and reimbursement of out-of-pocket expenses, loan covenants, capital improvements and contingencies will affect the amount of cash available for distribution to members.

Governor Independence

We are evaluating governor independence based on the NASDAQ definition of ““independent director”“ found in NASDAQ Rule 4200(a)(15).  None of our current governors are employees of the Company.  Each of the governors hold an ownership interest (or a beneficial interest) in the number of Units specified in ““Security Ownership of Certain Beneficial Owners and Management.”“  No governor has provided services or goods to us or purchased services or goods from us.  Based on that information, it is our view that each of its governors is an independent director under the NASDAQ listing standards.

ITEM 8.  LEGAL PROCEEDINGS

From time to time and in the ordinary course of our business, we may be named as a defendant in legal proceedings related to various issues, including worker’s compensation claims, tort claims and contractual disputes.  In the ordinary course of our business, we may also commence suit as a plaintiff.  We are currently involved in no such legal proceedings and are not aware of any potential claims that could result in the commencement of legal proceedings.  We carry insurance that provide protection against certain types of claims.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND RELATED MEMBER MATTERS

Market Information

There is no established trading market for our membership Units.  To maintain our partnership tax status, members may not trade their membership Units on an established securities market or readily trade the membership Units on a secondary market (or the substantial equivalent thereof).  All transfers are subject to a determination that the transfer will not cause us to be deemed a publicly traded partnership, and to all applicable securities law restrictions.

We have restricted the ability of our members to transfer their Units in our Member Control Agreement.  To help ensure that a secondary market does not develop, our Member Control Agreement prohibits transfers without the approval of our Board.  The Board will not approve transfers unless they fall within ““safe harbors”“ contained in the publicly traded partnership rules under the Tax Code, which include:  (a) transfers by gift, (b) transfer upon death of a member, (c) transfers between certain family members, and (d) transfers that comply with the ““qualifying matching service”“ requirements.  Any transfers of Units in violation of the publicly traded partnership rules or without the prior consent of the Board will be invalid.

Our Chief Financial Officer holds options to purchase up to 5,000 of our Units at a cost of $2.00 per Unit beginning on January 1, 2008, our Chief Executive Officer holds options to purchase up to 10,000 of our Units at a cost of $2.00 per Unit beginning on January 1, 2009, and our Plant Manager holds options to purchase up to 5,000 of our Units at a cost of $2.00 per Unit beginning on December 1, 2008.  As of December 31, 2007, there are 23,944,000 Units that are eligible for sale pursuant to Rule 144, however, our Board has adopted a policy to restrict the transfer of our Units for thirty days following substantial completion and satisfied performance guaranties.  We have not agreed to register any Units under the Securities Act for sale by members or that are being, or has been publicly proposed to be, publicly offered by us.

We have no formal equity incentive plan for our Executives or employees.  However, each Executive has been given specific Incentive Goals to meet, and are awarded bonuses and options to purchase our Units if they meet the specified Incentive Goals.  See ““Components of Compensation Program”“ in ““Item 6. Executive Compensation.”“

Holders

As of December 31, 2007, there were approximately 920 holders of our Units determined by an examination of our Unit transfer book.

Distributions

For the fiscal year ended September 30, 2007, we made distributions of $5,568 to members but we do not anticipate doing so again until the Plant is generating profit and we are able to make distributions to members pursuant to the terms of our Construction Loan Agreement.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,000	2.00	—
Equity compensation plans not approved by security holders	—	—	—
Total	20,000	2.00	—

Purchases of Equity Securities by the Company

None.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Since our inception, we have issued the following securities that were not registered under the Securities Act.

1.  2,400,000 of our Units in connection with a seed capital private placement in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 506 of Regulation D, completed in September of 2005.  The price per Unit in the private placement was $1.00 per Unit.  Only Minnesota residents were eligible to purchase Units in the private placement.  Members of our Board and advisory committee and their affiliates purchased the entire private placement of 2,400,000 Units for $2,400,000.

2.  21,100,000 of our Units in reliance on exemptions from the registration requirements of the Securities Act, Section 3(a)(11) and Rule 147, completed on May 3, 2006.  We filed a registration statement with the Minnesota Department of Commerce in connection with this offering.  Informational advertisements were placed in Minnesota-only publications, and informational meetings were held at various Minnesota locations from March 7 to March 27, 2006.  The advertisements clearly specified that potential investors must be a qualified Minnesota resident and that the communication was neither an offer to sell nor a solicitation of an offer to buy any securities. The price per Unit in the offering in which only Minnesota residents were eligible to purchase Units was $2.00 per Unit, and we received aggregate proceeds of $42,200,000.

3.  149,000 of our Units in connection with incentives for our Board, and 7,000 of our Class A Units in connection with incentives for our key advisors in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E, completed in May 2007.

4.  250,000 of our Units in connection with incentives for Harris Mechanical in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 504 of Regulation D, completed on June 1, 2007.

5.  12,500 of our Units in connection with an easement granted by a company and completed on February 1, 2007 and 3,000 of our Units in connection with easements granted by certain individuals completed on December 1, 2007, both in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 504 of Regulation D.

6.   12,500 of our Units as a Restricted Unit Award in connection with a signing bonus for our Chief Executive Officer, granted on May 12, 2006, of which 5,000 Units have vested as of the date of this registration statement; 5,000 of our Units as a Restricted Unit Award in connection with a signing bonus for our Chief Financial Officer, granted on April 10, 2007, of which 1,000 Units have vested as of the date of this registration statement; and 5,000 of our Units as a Restricted Unit Award in connection with a signing bonus for our Plant manager, granted on May 30, 2006, of which 2,000 Units have vested as of the date of this registration statement, in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E.

7.  Options to purchase up to 5,000 of our Units granted to our Chief Financial Officer on April 10, 2007; options to purchase up to 5,000 of our Units granted to our Chief Executive Officer on May 12, 2006; and options to purchase up to 5,000 of our Units granted to our Plant Manager on May 30, 2006, in reliance on exemptions from the registration requirements of the Securities Act, including, without limitation, Section 4(2) and Rule 701 of Regulation E.

The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to Unit certificates and instruments issued in such transactions.  All recipients had adequate access, through their relationships with us, to information about us.  We used the proceeds from the sales of these securities to finance our start-up activities, and issued some securities for various purposes in non-cash transactions.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We elected to organize as a limited liability company rather than a corporation because we wish to qualify for partnership tax treatment for federal and state income tax purposes with our earnings or losses passing through to our members and subject to taxation at the member level.  As a member of our limited liability company, an investor will be entitled to certain economic rights, such as the right to the distributions that accompany the Units and to certain other rights, such as the right to vote at our member meetings.  In the event that an investor’s membership in our limited liability company later terminates, that investor may continue to own Units and retain economic rights such as the right to the distributions.  However, termination of the membership would result in the loss of other rights such as the right to vote at our member meetings.  At formation, we elected to exist for a period of perpetual duration.

Membership Units

Ownership rights in us are evidenced by Units.  There is one class of membership Units, Class A Membership Units. Each Unit represents a pro rata ownership interest in our capital, profits, losses and distributions.  Members have the right to vote and participate in our management as provided in the Member Control Agreement.  We maintain a membership register at our principal office setting forth the name, address, capital contribution and number of Units held by each member.  Under our Member Control Agreement, members do not have redemption rights, and a majority of member votes are required for a merger, consolidation, or the sale of all or substantially all of our assets, amendments to our Articles of Organization or our Member Control Agreement, voluntarily dissolving our business or making material changes to our business purpose.

Restrictive Legend on Membership Certificate

We have placed and will continue to place restrictive legends on the member’s membership certificate or any other document evidencing ownership of our Units. The language of the legend will be similar to the following:

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS OTHER THAN MINNESOTA.  THE UNITS MAY NOT BE SOLD, OFFERED FOR SALE, OR TRANSFERRED IN THE ABSENCE OF EITHER AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND UNDER THE APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS.

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS TO THEIR SALE, TRANSFER, HYPOTHECATION, OR ASSIGNMENT AS SET FORTH IN THE COMPANY’S OPERATING AND MEMBER CONTROL AGREEMENTS.  SAID RESTRICTIONS PROVIDE, AMONG OTHER THINGS, THAT NO VENDEE, TRANSFEREE, ASSIGNEE, OR ENDORSEE OF A MEMBER SHALL HAVE THE RIGHT TO BECOME A MEMBER WITHOUT THE CONSENT OF THE COMPANY’S BOARD, WHICH CONSENT MAY BE GIVEN OR WITHHELD IN THE SOLE AND ABSOLUTE DISCRETION OF THE BOARD.

Voting Limitations

Each Member of the Company must own a minimum of 2,500 Units.  Each member is entitled to one vote per Unit owned.  Members may vote Units in person or by proxy at a meeting of the members, on all matters coming before a member vote.

Our Member Control Agreement provides that our Board is comprised of eleven members, not less than six of whom shall be elected beginning at the annual meeting of members following the close of the fiscal year in which we reach substantial completion on our Plant.  Any member who, together with such member’s affiliates, owns 2,000,000 or more Units at financial closing shall be entitled to appoint one governor to the Board for every whole block of 2,000,000 Units held, but no more than five governors may be appointed in this manner.  No member has yet to reach this 2,000,000 Unit threshold.  Our governors and members have the right to call a special meeting of the members for certain purposes, including electing governors.

Loss of Membership Rights

Although we are managed by our governors, our Member Control Agreement provides that certain transactions, such as amending our Member Control Agreement or dissolving the Company, require member approval.  An investor in us is both a holder of Units and a member of our limited liability company at the time of acceptance of the investment.  Each member has the following rights:

•                  to receive a share of our profits and losses;

•                  to receive distributions of our assets, if and when declared by our governors;

•                  to participate in the distribution of our assets in the event we are dissolved or liquidated;

•                  to access information concerning our business and affairs at our place of business; and

•                  to vote on matters coming before a vote of the members.

If there is a transfer of Units, and the transfer is permitted by the Member Control Agreement, or has been approved by the Board, then the transferee will be admitted as a substituted member of the Company only if the transferee:

•                  agrees to be bound by our Member Control Agreement;

•                  reimburses us for any legal, publication, and filing costs in connection with the admission of the transferee;

•                  delivers, upon our request, any evidence of the authority such person or entity has to become a member of the Company; and

•                  delivers, upon our request, any other materials needed to complete transferee’s transfer.

The Board, in its discretion, may prohibit the transferee from becoming a member if he or she does not comply with these requirements.  The restrictive legend on our membership certificates and the language of our Member Control Agreement operate to alert subsequent transferees of our Units as to the restrictions on transferability of our Units and the events by which a member may lose membership rights.

Distributions

Distributions are payable at the discretion of our Board, subject to the provisions of the Minnesota Limited Liability Company Act, our Member Control Agreement and the requirements of our creditors.  Our Board has no obligation to distribute profits, if any, to members.  We did not declare or pay any distributions on our Units during fiscal years 2005 and 2006; we declared distributions of $5,568 in fiscal year 2007.

Members are entitled to receive distributions of cash or property if and when a distribution is declared by our governors.  Distributions will be made to members in proportion to the number of Units members own as compared to all of our Units that are then issued and outstanding.  Our governors have the sole authority to authorize distributions based on available cash (after payment of expenses and resources); however, we will attempt to distribute an amount approximating the additional federal and state income tax attributable to members as a result of profits allocated to members.

We expect to generate revenues now that the Plant is operational.  Subject to any loan covenants or restrictions with our senior and subordinated lenders, we anticipate distributing a portion of our net cash flow to our members in proportion to the Units held and in accordance with our Member Control Agreement.  By net cash flow, we mean our gross cash proceeds received less any portion, as determined by our Board in their sole discretion, used to pay or establish reserves for our expenses, debt payments, capital improvements, replacements and contingencies.  Our Board may elect to retain future profits to provide operational financing for the Plant, debt retirement and possible Plant expansion.

We do not know the amount of cash that we will generate, if any.  As we have just begun startup operations, we do not expect to generate any operating revenue until the Plant is operating fully.  Cash distributions are not assured, and we may never be in a position to make distributions.  Whether we will be able to generate sufficient cash flow from our business to make distributions to members will depend on numerous factors, including:

•                  required principal and interest payments on any debt and compliance with applicable loan covenants which will reduce the amount of cash available for distributions;

•                  our ability to operate our Plant at full capacity, which directly impacts our revenues;

•                  adjustments and amounts of cash set aside for reserves and unforeseen expenses; and

•                  state and federal regulations and subsidies, and support for ethanol generally, which can impact our profitability and the cash available for distributions.

Capital Accounts and Contributions

The purchase price paid for our Units constitutes a capital contribution for purposes of becoming a member and will be credited to the member’s capital account.  A member’s capital account will be increased according to their share of profits and other applicable items of income or gain specially allocated to the member pursuant to the special allocation rules described below.  In addition, we will increase the member’s capital account for the amount of any of our liabilities that are assumed by the member or are secured by any property which we distribute to the member.  We will decrease the member’s capital account for their share of our losses and other applicable items of expenses or losses specially allocated to the member pursuant to the special allocation rules described below.  We will also decrease the member’s capital account in an amount equal to the value of any property distributed.  In addition, we will decrease the member’s capital account for the amount of any liabilities that are assumed by us or are secured by property the member has contributed to us.  In the event the member transfers their Units and we have approved such transfer, then the member’s capital account, to the extent it relates to the Units transferred, will be transferred to the transferee.  Our Member Control Agreement does not require the member to make additional capital contributions to us.  Interest will not accrue on the capital contributions, and the member has no right to withdraw or be repaid their capital contributions made to us.

No member is liable, based solely on their ownership of our Units, for capital calls or assessment or for liabilities of the Company.

Allocation of Profits and Losses

Except as otherwise provided in the special allocation rules described below, profits and losses that we recognize will be allocated in proportion to the number of Units held by the member.  Our profits and losses will be determined by our governors on either a daily, monthly, quarterly or other basis permitted under the Tax Code and corresponding Treasury Regulations.

Special Allocation Rules

The amount of profits and losses that we allocate is subject to a number of exceptions referred to as special allocations.  These include special allocations required by the Tax Code and Treasury Regulations aimed at highly leveraged limited liability companies that allocate taxable losses in excess of a member’s actual capital contributions.  Our Member Control Agreement also requires that our Board make offsetting special allocations in any manner they deem appropriate and that, after such offsetting allocations are made, each member’s capital account balance is equal to the capital account balance that such member would have had if special allocations required by the Tax Code and Treasury Regulations were not made to such member’s capital account.

Change of Control Limitations

There are limitations on the acquisition of our Units and changes in control of us.  Our Member Control Agreement contains provisions that could delay, defer or prevent a change in control of us, including the following:

•                  Limitations on Amending the Member Control Agreement.  An amendment to our Member Control Agreement may be proposed by 10 percent of our outstanding Units and only approved and adopted upon an affirmative vote of a majority in interest of the members represented at a meeting of members.  An amendment may also occur through the affirmative vote of 2/3 of the Board.  The required supermajority of governors or majority in interest of members may make it difficult to amend the Member Control Agreement in accordance with a proposed change in control.

•                  Restrictions on Calling a Special Meeting of Members.  Our Member Control Agreement permits a special meeting of members to be called by the Chairman of the Board or a majority of the Board.  If neither the Chairman nor a majority of the Board will call a special meeting, our Member Control Agreement requires demand by members holding at least 10 percent of our outstanding membership Units to call a special meeting.  This requirement may make it more difficult for members holding small amounts of membership Units to effect the call of a special meeting of members.

•                  Supermajority of Governor Votes for Certain Actions.  Our Member Control Agreement requires the affirmative vote of 2/3 of governors to:  (i) sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Company; (ii) merge or consolidate the Company with another person; (iii) materially change the business purpose of the Company; or (iv) voluntarily dissolve the Company.  This supermajority requirement may make it difficult to effect a change in control.

•                  Appointed Governors.  Any member who, together with such member’s affiliates, owns 2,000,000 or more Units is entitled to appoint one governor to the Board for every whole block of 2,000,000 Units held.  If a large number of our governors become appointed governors, it could become more difficult to effect a change in control.

Restrictions on Transfers of Units

The Units will be subject to certain restrictions on transfers pursuant to our Member Control Agreement.  In addition, transfers of the Units are restricted by federal and state securities laws.

We have restricted the ability to transfer Units to ensure that we are not deemed a “publicly traded partnership” and thus taxed as a corporation.  Under our Member Control Agreement, no transfer may occur without the approval of the Board.  The Board will only permit transfers that fall within “safe harbors” contained in the publicly traded partnership rules under the Tax Code to include the following:

•                  transfers by gift;

•                  transfers upon the death of a member;

•                  transfers between certain family members; and

•                  transfers that comply with the “qualifying matching service” requirements, if any is established.

Any transfer in violation of the publicly traded partnership requirements or our Member Control Agreement will be null and void.  Furthermore, there is no public or other market for the Company’s Units.  We do not anticipate such a market will develop.

The Units are unsecured equity interests in Otter Tail Ag Enterprises, LLC and are subordinate in right of payment to all of our current and future debt.  In the event of our insolvency, liquidation, dissolution or other winding up of our affairs, all of our debts, including winding-up expenses, must be paid in full before any payment is made to the members.  There is no assurance that there would be any remaining funds for distribution to the members, after the payment of all of our debts.

Transfer Agent And Registrar

We will serve as our own transfer agent and registrar.

ITEM 12.  INDEMNIFICATION OF GOVERNORS AND MANAGERS

Under Minnesota law and our Member Control Agreement, no governor or officer is liable for any of our debts, obligations or liabilities merely because he or she is a member, governor or officer.  Our Member Control Agreement provides that no governor or officer is liable to us or our members for monetary damages for breaches of fiduciary duties unless they involve (i) a willful failure to deal fairly with us or our members in connection with a matter in which the governor or officer has a material conflict of interest; (ii) a violation of criminal law, unless the governor or officer had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the governor or officer derived an improper personal profit; or (iv) willful misconduct.  This could limit our and our members’ ability to bring an action against a governor or officer for monetary damages arising out of a breach of that governor’s or officer’s fiduciary duties.

In addition, our Member Control Agreement generally requires us to indemnify each present and former governor or officer relating to any liability or damage or reasonable expenses incurred with respect to a proceeding if the governor or officer was a party to the proceeding in the capacity of a governor or officer, unless the proceedings arise out of or are related to matters for which a governor or officer is personally liable under the prior paragraph.  With regard to liabilities arising under the Securities Act, the SEC advises that indemnification for liabilities arising under the federal securities laws is against public policy and is unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15. Financial Statements and Exhibits.”

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Boulay, Heutmaker, Zibell & Co., P.L.L.P. is the Company’s independent auditor at the present time.  The Company has had no disagreements with the reports issued by their auditors.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)           Our financial statements are appended to the end of this registration statement, following the signature page.

(b)           Exhibits - See Exhibit Index on page 58 following signatures

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OTTER TAIL AG ENTERPRISES , LLC

Date: April 29, 2008	By:	/s/ Kelly Longtin
Kelly Longtin, Chief Executive Officer
(Principal Executive Officer)

OTTER TAIL AG ENTERPRISES, LLC

FORM 10

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Organization filed September 22, 2006*
4.1	Membership Unit Specimen Certificate*
4.2	Membership Unit Specimen Certificate for Seed Units*
4.3	Membership Unit Specimen Certificate for Incentive Units*
4.4	Operating and Member Control Agreement dated effective January 20, 2006*
10.1	Base Contract for Sale and Purchase of Natural Gas dated May 1, 2006 between BP Canada Energy Marketing Corp. and the Company*
10.2	Employment Agreement of Chief Executive Officer/General Manager made and effective May 12, 2006 between the Company and Kelly Longtin*
10.3	Natural Gas Services Agreement as of May 23, 2006 by and between BP Canada Energy Marketing Corp. and the Company*
10.4	Employment Agreement Plant Manager made and effective May 30, 2006 by and between B. Gunner Greene and the Company*
10.5

Agreement dated June 1, 2006 by and among AL-Corn Clean Fuel Cooperative, Corn Plus Cooperative, Heartland Corn Products Cooperative, Chippewa Valley Ethanol Company, Diversified Energy Company, Central MN Ethanol Co-op, Bushmills Ethanol Inc., Minnesota Energy LLC, Red Trail Energy LLC, the Company and Commodity Specialists Company*

10.6	Ethanol Fuel Marketing Agreement dated July 18, 2006, by and between Renewable Products Marketing Group, L.L.C. and the Company*
10.7	Lease of Land For Construction/Rehabilitation of Track made October 1, 2006 by and between BNSF Railway Company, Otter Tail Valley Railroad Company, Inc. and the Company*
10.8	Contract for Construction dated October 24, 2006 between Riley Brothers Companies and the Company*
10.9	Engineering, Procurement and Construction Services Fixed Price Contract dated October 24, 2006 between Harris Mechanical Contracting Company and the Company**+
10.10	License of Technology dated October 24, 2006 between Delta-T Corporation and the Company**+
10.11	Purchase Agreement executed October 25, 2006 by and between Jonathan C. Piekarski and Brenda K. Piekarski and the Company*
10.12	Real Estate Warranty Deed recorded November 1, 2006 at 2:05 p.m.*
10.13	Construction Management Services Contract dated November 3, 2006 between Knutson Construction Services and the Company*
10.14	Engineering, Procurement and Construction Services Fixed Price Contract dated November 13, 2006 between Gateway Building Systems and the Company*
10.15	Job Opportunity Building Zone Business Subsidy Agreement made on January 2, 2007 by and between the City of Fergus Falls, Minnesota and the Company*
10.16	Engineering, Procurement and Construction Services Fixed Price Contract dated January 9, 2007 between Woessner Construction, Inc. and the Company*
10.17	Agreement Regarding Corn Procurement made effective as of February 1, 2007 by and between CHS Inc. and the Company*
10.18	Letter Regarding Employment dated April 10, 2007 to Anthony Hicks*
10.19	Electric Service Agreement dated May 18, 2007 by and between Lake Region Electric Cooperative and the Company*
10.20	Master Loan Agreement dated as of March 28, 2007 by and among Agstar Financial Services, PCA and the Company*
10.21	First Supplement to the Master Loan Agreement (Construction and Term Loan) dated as of March 28, 2007 between Agstar Financial Services, PCA and the Company*
10.22	Second Supplement to the Master Loan Agreement (Term Revolving Loan) dated as of March 28, 2007 between Agstar Financial Services, PCA and the Company*
10.23	Third Supplement to the Master Loan Agreement (Revolving Line of Credit Loan) dated March 28, 2007 between Agstar Financial Services, PCA and the Company*
10.24	Intercreditor Agreement enter into as of March 28, 2007 by and among Agstar Financial Services, PCA, MMCDC New Markets Fund II, LLC, U.S. Bank, National Association, and Otter Tail County, Minnesota*
10.25	Disbursing Agreement as of March 28, 2007 by and among the Company, Agstar Financial Services, PCA,

Exhibit No.	Description

MMCDC New Markets Fund II, LLC, U.S. Bank, National Association, Otter Tail County, Minnesota, and First Minnesota Title & Abstract, LLC*
10.26	$35,000,000.00 Construction Note dated March 28, 2007 with the Company as Borrower and Agstar Financial Services, PCA as Lender*
10.27	$6,000,000.00 Term Revolving Note dated March 28, 2007 with the Company as Borrower and Agstar Financial Services, PCA as Lender*
10.28	$4,000,000.00 Revolving Line of Credit Note dated March 28, 2007 with the Company as Borrower and Agstar Financial Services, PCA as Lender*
10.29	Construction and Term Loan Agreement dated as of March 30, 2007 by and among MMCDC New Markets Fund II, LLC and the Company*
10.30	$14,480,500.00 MMCDC Senior Loan Note dated March 30, 2007 with the Company as Borrower and MMCDC New Markets Fund II, LLC as Lender*
10.31	$4,694,500.00 MMCDC Subordinated Loan Note dated March 30, 2007 with the Company as Borrower and MMCDC New Markets Fund II, LLC as Lender*
10.32	Industry Track Agreement made April 6, 2007 by and between BNSF Railway Company, Otter Tail Valley Railroad Company, Inc. and the Company*
10.33	Lease Agreement as of May 1, 2007 between Otter Tail County, Minnesota and the Company*
10.34	Bill of Sale dated May 1, 2007 from the Company to Otter Tail County, Minnesota*
10.35	Gas Transportation Agreement dated September 1, 2007 by and between Great Plains Natural Gas Co., a Division of MDU Resources Group, Inc. and the Company*
10.36	Value-Added Producer Grant Agreement dated October 1, 2007 between the Rural Business-Cooperative Service of the United States Department of Agriculture and the Company*
10.37	Distiller’s Grain Purchase Agreement effective as of January 11, 2008 with Bilden Farms, LLC and the Company*
10.38	Railroad Car Lease Agreement made the February 21, 2008 between Trinity Industries Leasing Company and the Company**
10.39	Distiller’s Grain Marketing Agreement effective as of February 25, 2008 by and between CHS Inc. and the Company**
10.40	First Amendment to Master Loan Agreement entered into as of April 1, 2008 by and between Agstar Financial Services, PCA and the Company**
10.41	Allonge to Revolving Line of Credit Note dated March 28, 2007, made and entered into as of April 1, 2007 by and between Agstar Financial Services, PCA and the Company**
10.42	Allonge to Term Revolving Note dated March 28, 2007, made and entered into as of April 1, 2007 by and between Agstar Financial Services, PCA and the Company**
10.43	Allonge to Construction Note dated March 28, 2007, made and entered into as of April 1, 2007 by and between Agstar Financial Services, PCA and the Company**
10.44	Collaboration Agreement dated April 24, 2008 made by Agricultural Utilization Research Institute (AURI)/Minnesota’s Center for Producer-Owned Energy and the Company**
23.1	Consent of Independent Public Accountants**

*	Previously filed as an exhibit to the Company Form 10-12G filed on January 28, 2008
**	Filed herewith
+	Material has been omitted pursuant to a request for confidential treatment. Material has been separately filed with the SEC.

OTTER TAIL AG ENTERPRISES, LLC

(A DEVELOPMENT STAGE COMPANY)
Index to Financial Statements
September 30, 2007, 2006 and 2005

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Otter Tail Ag Enterprises, LLC

Fergus Falls, MN

We have audited the accompanying balance sheets of Otter Tail Ag Enterprises, LLC as of September 30, 2007 and 2006 and the related statements of operations, changes in members’ equity and cash flows for the years ended September 30, 2007 and 2006, nine-months ended September 30, 2005 and the period from inception (January 27, 2005) to September 30, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Otter Tail Ag Enterprises, LLC as of September 30, 2007 and 2006 and the results of their operations, changes in members’ equity and their cash flows for the years ended September 30, 2007 and 2006, nine-months ended September 30, 2005 and the period from inception (January 27, 2005) to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota

January 28, 2008

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Balance Sheet

	September 30,	September 30,
	2007	2006
ASSETS

Current Assets
Cash and equivalents	$4,611,317	$1,195,049
Restricted cash - short term	2,640,643	—
Accrued interest receivable	15,975	—
Derivative instrument	64,895	—
Prepaid expenses and other	18,173	6,734
Total current assets	7,351,003	1,201,783

Property and Equipment
Land and land improvements	4,919,093	160,479
Office equipment	50,204	1,516
Construction in process	73,788,055	392,705
	78,757,352	554,700
Less accumulated depreciation	(9,158)	(303)
Net property and equipment	78,748,194	554,397

Other Assets
Land options	—	6,000
Restricted cash - long term	2,138,555	—
Deferred offering costs	—	224,996
Debt issuance costs	1,714,974	25,000
Total other assets	3,853,529	255,996

Total Assets	$89,952,726	$2,012,176

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Accounts payable	$17,730	$236,053
Construction payable	11,445,160	—
Accrued interest and other	729,349	574
Current maturities of long-term debt	—	647
Total current liabilities	12,192,239	237,274

Notes payable - members	—	13,500

Long-term debt, net of current maturities	32,636,362	—

Commitments and Contingencies

Members’ Equity
Member contributions, net of cost of raising capital, 80,000,000 units authorized, 23,941,000 and 2,400,000 units issued and outstanding, respectively	45,215,080	2,391,666
Accumulated deficit during development stage	(90,955)	(630,264)
Total members’ equity	45,124,125	1,761,402

Total Liabilities and Members’ Equity	$89,952,726	$2,012,176

Notes to Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Statements of Operations

	Year Ended September 30, 2007	Year Ended September 30, 2006	From Inception (January 27, 2005) to September 30, 2005	From Inception (January 27, 2005) to September 30, 2007

Professional fees	$648,820	$494,356	$42,621	$1,185,797
General and administrative	625,333	207,776	5,782	838,891
Total operating expenses	1,274,153	702,132	$48,403	2,024,688

Operating Loss	(1,274,153)	(702,132)	(48,403)	(2,024,688)

Other income (expense)
Gain on derivatives	43,345	—	—	43,345
Other income	1,550	11,300	30,278	43,128
Interest expense	(636)	(636)	(80)	(1,352)
Interest income	1,769,203	79,274	135	1,848,612
Total other income, net	1,813,462	89,938	30,333	1,933,733

Net Income (Loss)	$539,309	$(612,194)	$(18,070)	$(90,955)

Weighted Average Units Outstanding – Diluted	22,092,309	2,400,000	9,677	9,147,419

Net Income (Loss) Per Unit – Diluted	$0.02	$(0.25)	$(1.87)	$(0.01)

Weighted Average Units Outstanding – Basic	22,085,744	2,400,000	9,677	9,140,794

Net Income (Loss) Per Unit – Basic	$0.02	$(0.26)	$(1.87)	$(0.01)

Notes to Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Period from January 27, 2005 (Date of Inception) to September 30, 2007

Statement of Changes in Members’ Equity

Balance - January 27, 2005 (Date of Inception)	$—

Seed capital contributed, 2,400,000 units @ $1.00 per unit	2,400,000

Cost of raising capital - seed	(10,834)

Net loss	(18,070)

Balance - September 30, 2005	$2,371,096

Net loss	(612,194)

Issuance of restricted units to employees, subject to vesting, 17,500 units @ $2.00 per unit grant value	—

Forfeited members equity	2,500

Balance - September 30, 2006	$1,761,402

Capital contributions, 21,100,000 @ $2.00 per unit	42,200,000

Equity exchanged for construction contract and land, 262,500 units @ $2.00 per unit	525,000

Issuance of restricted units to employees, subject to vesting, 5,000 units @ $2.00 per unit grant value	—

Equity exchanged for services of board and advisory members, 156,000 units @ $2.00 per unit	312,000

Cost of raising capital	(224,996)

Unit based compensation	16,978

Distributions	(5,568)

Net income for the year ended September 30, 2007	539,309

Balance - September 30, 2007	$45,124,125

Notes to Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Statements of Cash Flows

	Year Ended September 30, 2007	Year Ended September 30, 2006	From Inception (January 27, 2005) to September 30, 2005	From Inception (January 27, 2005) to September 30, 2007

Cash Flows from Operating Activities
Net income (loss)	$539,309	$(612,194)	$(18,070)	$(90,955)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	8,855	303	—	9,158
Unit-based compensation	328,978	—	—	328,978
Change in value of derivative instrument	(44,895)			(44,895)
Change in assets and liabilities
Accrued interest receivable	(15,975)	—	—	(15,975)
Derivative instruments	(20,000)	—	—	(20,000)
Prepaid expenses and other	(11,439)	(6,734)	—	(18,173)
Accounts payable	(218,324)	186,861	49,192	17,729
Accrued interest and other	(55,739)	493	81	(55,165)
Net cash provided by (used in) operating activities	510,770	(431,271)	31,203	110,702

Cash Flows from Investing Activities
Deposits on land	—	(3,000)	(3,000)	(6,000)
Payments for purchase of land	—	(160,479)	—	(160,479)
Payments for options	6,000	—	—	6,000
Capital expenditures	(4,782,302)	—	—	(4,782,302)
Payments for construction in process	(60,665,676)	(392,705)	—	(61,058,381)
Net cash used in investing activities	(65,441,978)	(556,184)	(3,000)	(66,001,162)

Cash Flows from Financing Activities
Proceeds (payments) from notes payable to members	(13,500)	—	13,500	—
Payments for long-term debt	(647)	(736)	(133)	(1,515)
Change in restricted cash	(4,779,198)	—	—	(4,779,198)
Payments for debt issuance costs	(1,218,939)	(25,000)	—	(1,243,939)
Proceeds from forfeiture of units	—	2,500	—	2,500
Payments for distributions	(5,568)	—	—	(5,568)
Member contributions	42,200,000	—	2,400,000	44,600,000
Proceeds from construction loan	32,165,327	—	—	32,165,327
Payments for deferred offering costs	—	(224,996)	(10,834)	(235,830)
Net cash provided by (used in) financing activities	68,347,475	(248,232)	2,402,533	70,501,777

Net Increase (Decrease) in Cash and Equivalents	3,416,267	(1,235,687)	2,430,736	4,611,317

Cash and Equivalents – Beginning of Period	1,195,050	2,430,736	—	—

Cash and Equivalents – End of Period	$4,611,317	$1,195,049	$2,430,736	$4,611,317

Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized of $784,514	$636	$716	$—	$1,352

Supplemental Disclosure of Noncash Operating, Investing and Financing Activities
Capital assets purchased with long-term debt	$—	$—	$1,515	$1,515
Deferred offering costs included in accounts payable	$—	$—	$11,061	$—
Deposit applied to land purchase	$6,000	$—	$—	$6,000
Deferred offering costs offset against equity	$224,996	$—	$10,834	$235,830
Units issued for line of land and construction	$525,000	$—	$—	$525,000
Construction costs included in accounts payable	$11,445,161	$—	$—	$11,445,161
Financing costs paid through long-term debt	$471,035	$—	$—	$471,035
Capitalized Interest	$784,514	$—	$—	$784,514

Notes to Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

September 30, 2007, 2006 and 2005

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Otter Tail Ag Enterprises, LLC, a Minnesota limited liability company (the “Company”) was organized with the intentions of developing, owning and operating a 55 million gallon per year capacity dry-mill ethanol plant near Fergus Falls, Minnesota.  As of September 30, 2007, the Company is in the development stage with its efforts being principally devoted to plant development and construction activities. The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to approximate $126 million.

Fiscal Reporting Period

The Company has adopted a fiscal year ending September 30 for reporting financial operations.

Cash and Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash and equivalents.

The Company maintains its accounts primarily at three financial institutions.  At times throughout the year, the Company’s cash and equivalents balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company maintains cash accounts set aside for requirements as part of the capital lease financing agreement (note 6).  At September 30, 2007, the total of funds restructured as required by the agreement was approximately $4,779,200.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed by the straight-line method over estimated useful lives.  Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

The Company will capitalized construction costs and construction period interest until the assets are placed in service.  The construction payable consists of approximately $3,329,000 of retainage.

Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year as guided by Statement of Financial Accounting Standards (“SFAS”) 34, Capitalization of Interest Cost.  During fiscal year 2007, approximately $784,500 of incurred interest cost was capitalized to property and equipment.

Long-Lived Asset Impairment

The Company has reviewed property and equipment and other long lived assets for impairment in accordance with SFAS No. 144 (“SFAS 144”), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The Company measured the recoverability of these assets by comparing their carrying amount to future undiscounted cash flows they are expected to generate.  If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Based on their analysis the Company does not believe that any impairment issues exist.

Derivative Instruments

The Company accounts for derivatives in accordance with Statement of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value.

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained.  Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings.  If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  Changes in the fair value of undesignated derivatives are recorded in revenue or cost of goods sold based on the commodity being hedged once the Company is in operation. Prior to operations changes in the fair value of derivatives are recorded in other income or expense.

Additionally, SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted as “normal purchases or normal sales.”  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirement of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

Debt Issuance Costs

Costs associated with the issuance of debt are recorded as debt issuance costs and are amortized over the life of the related debt using the effective interest method.

Deferred Offering Costs

The Company deferred the costs incurred to raise equity financing until that financing occurred.  In September 2005, the Company netted approximately $10,800 against proceeds received of approximately $2,400,000 and in November 2006, costs of approximately $225,000 were netted against the proceeds received of approximately $42,200,000.

Unit-Based Compensation

On October 1 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards.

The Company accounts for unit-based instruments granted to nonemployees under the fair value method of EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. Under EITF 96-18 and EITF 00-18, unit-based instruments usually are recorded at their underlying fair value. In certain instances the fair value of the goods or services is used to determine the value of the equity instrument as it is a better measure of fair value.

Grants

The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.  For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes.  Instead its earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.  The Company has chosen September 30 as their tax year end.

Fair Value of Financial Instruments

The carrying value of cash and equivalents, receivables, derivative instruments, and payables approximates their fair value.

It is not currently practicable to estimate the fair value of the debt financing.  Because these agreements contain certain unique terms, covenants, and restrictions, as discussed in Note 5, there are no readily determinable similar instruments on which to base an estimate of fair value.

Net Income (Loss) per Unit

Basic net income per unit is computed by dividing net income by the weighted average number of members’ units outstanding during the period.  Diluted net income per unit is computed by dividing net income by the weighted average number of members’ units and members’ unit equivalents outstanding during the period.  There were no member unit equivalents outstanding during the fiscal period from inception to September 30, 2005 accordingly, the Company’s basic and diluted net loss per unit are the same.  For fiscal 2006, 14,000 restricted units were included in the computation of diluted units outstanding.  For fiscal 2007, 20,000 unit options were excluded from the computation of diluted units outstanding, as their exercise price was equivalent to the Company’s average fair market unit value. At fiscal 2007, 19,000 restricted units were included in the computation of diluted units outstanding.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for (1) financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and (2) non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is evaluating the effect, if any, that the adoption of SFAS 157 will have on its results of operations, financial position, and the related disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (Accounting for Certain Investments in Debt and Equity Securities). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is evaluating the effect, if any, that the adoption of SFAS No. 159 will have on its results of operations, financial position, and related disclosures.

NOTE 2.  DERIVATIVE INSTRUMENTS

In order to reduce the risks caused by market fluctuations, we hedge our anticipated corn purchases by entering into options and futures contracts. These contracts are used with the intention to fix the purchase price of our anticipated requirements of corn in production activities. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter market conditions. The Company does not formally designate these instruments as hedges and, therefore, record in earnings adjustments caused from marking these instruments to market on a monthly basis.

As of September 30, 2007, the Company has recorded a fair value for derivative instruments of approximately $65,000. The Company recorded gains on derivative instruments of approximately $45,000 for the year ended September 30, 2007 included in other income. None of the derivative instrument positions are accounted for as fair value or cash flows hedges. The Company did not have any derivative instruments during the years ended September 30, 2006 and 2005.

NOTE 3. MEMBERS’ EQUITY

The Company was formed on January 27, 2005 to have a perpetual life. The Company has one class of membership unit (Class A units) with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.

The Company was initially capitalized by 27 members contributing an aggregate of $2,400,000 for 2,400,000 units. These contributions were pursuant of a private placement memorandum in which the Company offered a maximum 2,500,000 units of securities at a cost of $1.00 per units for a maximum of $2,500,000. Each investor was required to purchase a minimum of 25,000 units for a minimum investment of $25,000 and in increments of 5,000 units thereafter, up to a maximum of 200,000 units.

In February 2006, the Company filed a Minnesota registered offering for a maximum of 25 million Class A units at a cost of $2.00 per unit. This offering was limited to residents of the state of Minnesota. The subscriber was required to purchase a minimum of 12,500 units ($25,000) and in increments of 2,500 units ($5,000) thereafter. The offering required a subscriber to submit a deposit for 10% of the total subscription price and execute a promissory note for the remaining balance. The Company accepted these subscriptions and closed this offering in October 2006 issuing 21,100,000 units totaling $42,200,000.

NOTE 4. INCOME TAXES

The differences between financial statement basis and tax basis of assets are as follows:

	September 30, 2007	September 30, 2006
Financial statement basis of total assets	$89,952,726	$2,012,176

Organizational costs expensed for financial reporting purposes	1,829,469	623,826

Taxable income tax basis of total assets	$91,813,945	$2,620,216

There were no differences between the financial statement basis and tax basis of the Company’s liabilities.

NOTE 5. LONG-TERM DEBT

Long-term debt consists of the following at September 30:

	2007	2006
Term note payable to lending institution, see terms below	$—	$—

NMF Loan, see terms below	6,626,362	—

County capital lease payable, see Note 6	26,010,000	—

Capital lease obligation for a computer, at implicit rate of approximately 6%, payable in monthly installments of $67 through July 2007	—	647

Total long-term debt	32,636,362	647

Current maturities	—	647
	$32,636,362	$—

The promissory notes described below are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements, and secured by all business assets.

NMF Loan

In November 2006, the Company entered into an arrangement with Midwest Minnesota Community Development Corporation (“MMCDC”) New Market Tax Credit Fund II, LLC (“NMF”) for the use of New Market Tax Credits to provide a $20,000,000 loan for the construction of the project. Then, on March 30, 2007 the Company entered into the agreement with MMCDC for the amount of $19,175,000. The Company has guaranteed they will be in compliance with the program over the tax credit recapture period from September 2007 until September 2014.

The loan is divided into two portions:

A) Term Loan of $14,480,500 which on the 6th day of the first month following the initial advancement, August 2007, until the 85th month the Company shall make interest only payments. On the 6th day of the 85th month and continuing for an additional 48 months the Company will pay the amortized unpaid principal together with the accrued interest. The interest rate shall be calculated using the Wall Street Journal daily money rate (base rate) plus 1.0%. The balance outstanding on this loan totaled approximately $4,997,300 on September 30, 2007.

B) Subordinated Loan Note for $4,694,500 which will carry a fixed interest rate of 2.514%. On the 1st day of each month following the initial advance, August 2007, interest only payments will be made until September 2014 when a principal payment of $400,000 will be made. Balance outstanding on this loan totaled approximately $1,629,000 on September 30, 2007.

Construction and Term Loan

In June 2006, the Company entered into a preliminary proposal with a lender for construction financing. The amount of credit being offered in the proposal is a single construction loan of $35,000,000 inclusive of a revolving term loan of $6,000,000 and combined with an annually renewable seasonal revolving line of credit of $4,000,000. The Company will pay $100,000 for underwriting fees and an annual facility fee of $20,000. A down payment of $25,000 was paid in June 2006. In October 2006, the Company received a commitment from the financial institution for a single construction loan of $35,000,000, and an annually renewable seasonal revolving line of credit of $4,000,000.

In March 2007, the company entered into a final agreement with a lender for the construction financing. The finance commitment has two phases; construction followed by term, revolving and a revolving line of credit loan. Conversion to this will occur upon substantial completion of the project. Subsequent to year end, the Company amended the revolving line of credit loan, to be available immediately.

Construction Loan

The Company obtained debt financing for the construction of the ethanol plant from a lending institution in the form of a term note and revolving promissory note, as described below. The term note provides for borrowings up to $35,000,000. The Company will make interest payments for both loans during the construction phase at the LIBOR plus 3.15%, which totaled 8.37% at September 30, 2007. Interest will be paid quarterly in arrears on the first day of January, April, July and October. At completion of the project the loan will convert to into a Term Loan and Term Revolving Loan. No balance was outstanding as September 30, 2007.

Term Loan

Upon satisfactory completion of the project a portion of the Construction Loan will convert to a term loan, totaling $29,000,000. The interest rate will be reduced to LIBOR plus 2.95% on the term loan. The agreement includes an option to convert a portion of the loan to a fixed rate loan. The Company is required to make interest payments only on the 1st of day of each month for the first six months followed by 114 principal installments of $254,386 plus accrued interest beginning six months following substantial completion, but no later than September 30, 2008, payable in full in June 2018. In addition to the scheduled payments, the Company will make additional principal payments equal to 65% of the Company’s excess cash flow not to exceed $2,000,000 per fiscal year and an aggregate total of $8,000,000. As part of the financing agreement, the premium above LIBOR may be reduced to 2.65% based on attaining certain financial ratios.

The financing agreement requires an annual servicing fee of $20,000. The Company is initially permitted to make distributions up to 40% of net income. For fiscal 2008 and thereafter, the Company may make distributions which exceed 40% of net income as long as the Company has made the required excess cash flow payments and maintained the required financial covenants. The financing agreement contains certain prepayment fees in the first three years of the scheduled payments. The Company is also required to obtain and maintain financial ratios on an annual basis

Term Revolving Note

The maximum amount of the Construction Loan that will convert to the Term Revolving Loan is $6,000,000. The Company is required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95% which totaled 8.37% at September 30, 2007. The purpose of this loan is for cash and inventory management purpose. The Company pays a commitment fee of .35% on the unused portion of the revolving promissory note.

Revolving Line of Credit Loan

The Company also has a revolving promissory note with the same lending institution for up to $4,000,000. The Company is required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95% which totaled 8.37% at September 30, 2007. The purpose of this loan is for general and operating expenses. The maturity of this line of credit is 364 days from commencement, on the loan maturity date the principal and any outstanding accrued interest will be due. The Company pays a commitment fee of .35% on the unused portion of the revolving promissory note. Subsequent to year end the Company amended the revolving line of credit loan. The interest rate was amended to LIBOR plus 2.95% if the Company’s tangible owner’s equity (defined as tangible net worth plus subordinated debt divided by total assets) is less than or equal to 60%, or to LIBOR plus 265% if the tangible owner’s equity is greater than 60%. Principal and interest will be due on March 30, 2009, and the unused commitment fee will now be due monthly.

The revolving promissory note as well as the term note described above and the line of credit are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements, and secured by all business assets.

NOTE 6. CAPITAL LEASE

In April 2007, the Company entered into a long term equipment lease agreement with Ottertail County, Fergus Falls, Minnesota (the “County”) in order to finance equipment for the plant. The lease has a term from May 1, 2007 through November 2019. The County financed the purchase of equipment through Subordinate Exempt Facility Revenue Bonds Series 2007A totaling $20,000,000, General Obligation Tax Abatement Bonds Series 2007B totaling $5,245,000, and Taxable General Obligation Tax Abatement Bonds Series 2007C totaling $765,000.

Under the equipment lease agreement with the County, the Company will start making payments on May 25, 2008 and on the 25th of each month. The capital lease payments correspond to the interest of 1/6 the amount due on the bonds on the next interest payment date. Capital lease payments for principal start on November 25, 2009 in an amount equal to 1/6 principal scheduled to become due on the corresponding bonds on the next principal payment date. The Company will also make lease payments of principal and interest that correspond to the principal and interest the County will pay on the General Obligation

Bonds Series 2007B and 2007C beginning February 25, 2008. The Company will pay capital lease payments that correspond to 1/6 the amount of interest payable due on the bonds on the following February 1 or August 1 and principal amounts equaling 1/12 of the principal due on the following February 1. The Company has guaranteed that if such assessed lease payments are not sufficient for the required bond payments, the Company will provide such funds as are needed to fund the shortfall.

The lease also includes an option to purchase the equipment at fair market value at the end of the lease term. At September 30, 2007, the Company recorded equipment under this lease in construction in progress totaling approximately $20,396,100 and approximately $834,700 in financing costs which will be amortized using the effective interest method over the term of the lease. Restricted funds held by a trustee for lease payments totaled approximately $4,779,200 at September 30, 2007. The restricted funds are held to finance bonds payments until lease payments are required to start per the lease agreement.

At September 30, 2007, future minimum lease payments under the capital lease are as follows:

2008	$2,066,000
2009	2,389,000
2010	2,989,000
2011	3,592,000
2012	3,570,000
After 2012	27,751,540
Total	$42,357,540
Less amount representing interest	16,347,540
Present value of minimum lease payments	26,010,000
Current maturities	$—
Noncurrent maturities	26,010,000
$26,010,000

NOTE 7. OPERATING LEASES

The Company leases office equipment and a vehicle under long-term operating lease agreements expiring in May 2009 through indefinitely.

Minimum lease payments in future years are as follows:

Years Ending September 30,	Operating
2008	$6,912
2009	4,608
Total minimum lease payments	$11,520

In August 2005, the Company executed a rental lease agreement for office space from an unrelated party for $200 per month that includes utilities, the use of a conference room and access to a DSL line. The term of the lease was for twenty-four months beginning on August 1, 2005. In July 2006, this contract was terminated.

In August 2006, the Company executed a rental lease agreement with an unrelated party for office space. The Company was to pay $750 per month for a term of 12 months.

In May 2006, the Company entered into a lease agreement for a vehicle. The term of the agreement call for three annual payments of approximately $6,900 and matures in 2009.

On October 1, 2006, the Company signed a lease for an indefinite term with the Otter Tail Valley Railroad Company at a cost of $4,200 per year for the use of the land on which the railroad will be constructed and used. The agreement can be terminated by either party with a 30 days written notice.

NOTE 8. GRANTS

In April 2005, the Company received a grant and entered into a collaboration agreement with the Agricultural Utilization Research Institute (“AURI”), an unrelated party for services, including, but not limited to technical assistance, business assistance, or organizational, outreach and development assistance. The company received a total grant of approximately $109,800, with the company contribution of $12,500 in cash and $7,386 of company in-kind services and $2,376 of AURI in-kind services. This agreement was effective from April 22, 2005 through June 22, 2006.

In October 2007, the Company was awarded a Value-Added Producer Grant from the United States Department of Agriculture in the amount of $300,000.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

Land

In September 2005, the Company entered into an option to purchase approximately 48 acres of usable land and 16 acres of water.  The total purchase price of the land was $260,000 and was exercisable at any time on or before September 1, 2007.  The Company paid a non-refundable option deposit of $3,000.  In October 2006, the Company chose not to exercise this option and forfeited the $3,000 option deposit.

In December 2005, the Company entered into an option to purchase approximately 114 acres in Otter Tail County, Minnesota, from a related party, for the purchase price of $700,000.  The Company paid a non refundable option deposit of $3,000, which was applied to the purchase price of the property.  In October 2006, the option was exercised and the land was purchased for a total of $700,000, including application of the option deposit.

In January 2006, the Company entered into an option to purchase approximately 2 acres of land plus all buildings and structures, appliances, fixtures, and septic, water, electrical, heating and cooling systems on the property in Otter Tail County, Minnesota.  The purchase price of the property is $160,000, plus the first $400 in closing costs.  The Company paid a $1,000 option deposit which was applied to the total purchase price.  In April 2006, the option was exercised and the Company purchased the land for a total of $160,000, including application of the option deposit.

In June 2006, the Company entered into an option to purchase an easement for $25,000, payable through the issuance of 12,500 Class A Member units. The grant of the easement is limited to one pipeline for purposes of the discharge of non-contact water.  The Company paid a non-refundable option deposit of $10.  The option remained in effect until October 31, 2006.  The option was exercised and the 12,500 units were applied as a credit against the purchase price. The Company chose to exercise this option and closed in January 2007.

In September 2007, the Company entered into an easement agreement for a permanent easement for certain parcels of land.  Under the terms of the agreement the Company agreed to pay a sum of $2,000, paid December 2007 and increasing annually at 5% thereafter, up to a maximum of $6,500 or twenty-five years, whichever occurs first. In addition to the cash the parties also received 3,000 member units, during December 2007.

Consulting

In October 2005, the Company entered into a feasibility cost sharing agreement with a related party, relating to the development of an ethanol plant.  The parties agree to share information concerning, and jointly participate in, the evaluation, analysis, and studies to be conducted by third parties, and to share equally the costs of such services.  Under this agreement, the parties then entered into an additional agreement with a unrelated party for the evaluation of the feasibility of a project to use an existing boiler to supply steam to the potential ethanol plant.  The fee for these services was approximately $67,400, and was completed in 2006.

In November 2005, the Company entered into an agreement with an unrelated party to provide services including, but not limited to the equity drive, lender negotiations, marketing, accounting, development of a capital plan and bond financing issues until April 2006.  The fees for the services were paid at a rate of $25 per hour, plus reimbursable expenses including but not limited to mileage, lodging, meals, reasonable office supplies, and secretarial support.  In April 2006, the Company paid an additional $50,000 upon completion and funding of a successful equity drive.

In December 2005, the Company entered into an agreement with an unrelated party for advisory services related to project development, project financing, facility design and construction, and initial plant operations. The Company will pay for the services on a per hour basis, plus a fee equal to 2% of the total project cost as calculated in the agreement.  Either party may terminate the agreement by providing written notice of intention. This contract was terminated in September 2006. Total fees incurred under this agreement were approximately $217,000 for the year ended September 30, 2006.

In February 2006, the Company entered into an agreement with an unrelated party to provide professional environmental services and to assist with obtaining license and permits for approximately $77,600 as of September 30, 2006. No costs were incurred in fiscal year ended September 30, 2007 on this contract.

In February 2006, the Company executed an engineering services agreement with an unrelated party for rate analysis of proposals for electric supply.  The services will be billed on an hourly basis.  Either party may terminate the contract upon a 30 day advance written notice.  Total fees paid under this agreement were approximately $4,200 as of September 30, 2007.

In March 2006, the Company entered into an agreement with an unrelated party for railroad consulting services on an as needed basis.  The Company agrees to pay the consultant the lesser of $750 per day or an hourly rate of $75, plus reimbursable expenses.  The agreement may be terminated by either party upon 30 days advance written notice. Total fees paid under this agreement were $545,600 as of September 30, 2006.

In May 2007, the Company entered into an agreement with an unrelated party for the supply of electric service to the facilities. After the initial rate agreement (4 years) either party may terminate the agreement upon 12 months written notice. No fees have been paid under this agreement as of September 30, 2007.

In October 2006, the Company entered into an agreement for a company to act as co-placement agents for the sale of Series 2006 Bonds. The letter anticipates issuance of tax-exempt Subordinate Exempt Facility Revenue Bonds Series 2006 in an amount up to 20 million dollars.  The Bonds will be issued simultaneous to the closing of the first secured loan in an amount approximately equal to $59 million.  The fees to be paid to the agent will be contingent upon a successful completion of the sale and closing of the Bonds and will be 2.5% of the principal amount of the Bonds in the initial bond offering that are sold by the agent.  All other third party costs will be assumed by the Company. A retainer of $10,000 was paid upon signing of the agreement.  The non-refundable retainer will be credited against the Placement Agency fee at the closing of the transaction.  If the agreement is terminated for reasons other than for cause, or the company consummates a similar subordinated tax exempt financing transaction with any other party, the agent will be entitled to payment of the compensation. In the process of bond issuance with the County, The Company negotiated a Capital lease for plant equipment, of which our lease payments support the payment of the County Bonds. (see note 6)

In January 2007, the Company entered into an agreement with a contractor for the design, engineering, procurement and construction services for construction of an administrative building for a fixed fee of approximately $513,300, subsequently amended to approximately $509,100, to be completed no later than May 15, 2007. Costs incurred under this agreement totaled approximately $503,400 with $25,200 of retainage as of September 30, 2007.

In January 2007, the Company entered into a business subsidy agreement with the City of Fergus Falls (the “City”) whereas the City has approved a resolution where the Company is to be designated as a non-retail, non-commercial new trade or business start-up located within a job zone. The job zone term is effective from the date of the contract through December 31, 2018. The Company agrees to satisfy the provisions of the business subsidy reporting requirements and agrees to meet approved measurable, specific, and tangible goals for the job zone subsidy, including a specific wage and benefit floor.

Management Agreements

In August 2006, the Company entered into an agreement with an unrelated party to provide professional advice, business and technical information, design and engineering for a fee of $100,000. The agreement shall continue for a period of five years.  Upon written advance notice, either party may terminate the contract for causes as defined in the agreement.  As of September 30, 2006 the company has incurred and paid a total of $100,000 under this contract.

In May 2006, the Company entered into an agreement with an unrelated party to manage the company’s supply of natural gas.  The term of the agreement continues through April 30, 2011, and shall continue on a year to year basis thereafter until terminated by either party giving 60 days written advance notice.  The Company also executed a sale and purchase agreement with the unrelated party for natural gas.  Either party may terminate the agreement by providing a 30 day advance written notice. No fees have been incurred under this agreement as of September 30, 2007.

In June 2006, the Company entered into an agreement with an unrelated party for the transportation of natural gas. The rates charged and services rendered shall be as specified in applicable company tariffs as approved by Minnesota Public Utilities Commission, or as otherwise stated in the agreement. The contract is effective as of September 1, 2007 and will continue for a period of five years. At such time the contract will continue on a month by month basis until either party terminates the agreement upon providing a 30 day advance written notice.

In August 2006, the Company entered into an agreement with an unrelated party to qualify, monitor, register and manage the destruction and reduction of certain greenhouse gases and will assist with the quantification of such emission reductions for resulting emission credits.  The company agrees to a share distribution schedule as defined in the agreement as payment for services rendered. The term of the agreement will continue for a period of 10 years, and will automatically be extended for two successive renewal terms of five years each, unless either party gives a 30 day advance written notice of termination to the other party.  Either party may also terminate the agreement for cause as defined in the agreement by providing a 15 day written advance notice. The Company incurred no costs under this agreement for all periods.

Construction Contracts

In June 2006, the Company entered into an agreement with an unrelated party for the construction of railway track for a fee of approximately $1,448,000. Costs under this agreement totaled $920,500 and $337,000 as of September 30, 2007 and 2006, respectively, with approximately $47,700 in retainage at September 30, 2007.

In October 2006, the Company executed an agreement with a contractor for the earthwork, surfacing, water discharge and storm water outfall for construction at the plant site for a fixed fee of approximately $2,940,500, amended to approximately $2,786,900.  Total costs under this agreement were approximately $1,618,600 with $79,500 in retainage at September 30, 2007.

In November 2006, the Company entered into an agreement with an unrelated party for certain construction management, design, engineering, procurement and construction services, and to provide material, equipment and tools necessary to complete certain foundation work and building construction for a fee not to exceed $7,451,000.  Either party may terminate the agreement for cause as defined in the agreement, by providing written notice of such intent.  The Company may terminate the agreement without cause by providing written notice, and will owe 115% for services that have completed, plus the reasonable and documented costs attributable to such termination. Total costs incurred under this agreement were approximately $5,652,700 with approximately $282,600 in retainage and $881,700 in construction payable.

In November 2006, the Company entered into an agreement with an unrelated party for certain construction management, design, engineering, procurement and construction services, and to provide material, equipment and tools necessary to complete certain construction activities relating to Grain storage, handling, receiving, milling facilities and for Dried Distillers Grain with Solubles (DDGS) storage handling for a fixed fee of approximately $5,137,000 amended to approximately $5,128,000.  The company will make a 20% down payment of approximately $1,027,400 in November 2006 and will make eleven monthly progress payments thereafter.  A final payment is due when completion of the project is achieved.  Either party may terminate the agreement for cause as defined in the agreement, by providing written notice of such intent.  The company may terminate the agreement without cause by providing written notice, and will owe 110% for services that have completed, plus the reasonable and documented costs attributable to such termination. Total costs incurred under this agreement were approximately $4,437,400 with approximately $221,800 in retainage as of September 30, 2007.

In October 2006, the Company entered into a contract for the design, engineering, procurement and construction services for construction of the ethanol plant with final completion expected to be April 1, 2008 but no later than June 2008.  The total contract price is approximately $86.8 million.  If substantial completion of the plant is attained before February 14, 2008 the Company will pay the contractor an early completion bonus of $10,000 per day for every day between February 1 and the fourteenth, $15,000 per day for every day between January 15th and January 31st, and $20,000 per day before January 15th.  The contract also calls for delay damages at the same rates as the early completion amounts if the plant is not completed by the earlier of April 1, 2008 or the first date to occur being the “Scheduled Substantial Completion date”. The Company’s obligation to pay the bonus is subordinate to its debt service obligations, but shall not be delayed for more than twelve months from when the bonus is earned. The contract may be terminated without cause upon written notice subject to payment to the contract for all work executed, reasonable and documented expenses, fifteen percent profit on the sum of the items listed above.  If the contract is terminated for cause the Company may give written notice that it intends to terminate and if the contractor fails to correct the default then the Company may give a second written notice declaring the agreement terminated for default. In addition, the contractor agreed to accept $500,000 in 250,000 Class A units at $2 per unit in place of cash payment. The Company will hold the right of first refusal for repurchase of these units. Total costs under this agreement were $59,494,800 as of September 30, 2007 with approximately $2,974,800 of retainage and $9,879,700 included in construction payables.

In October 2006, the company entered into a License and Technology Agreement with Delta T for the purchase of Delta T Process Technology.  The agreement calls for the contractor, an unrelated party, to provide engineering and services based on proprietary technology under a subcontract with the prime contractor. The license is not assignable or otherwise transferable, except for limited purposes. The agreement calls for a minimum payment of $2,100,000. The Company also agreed to pay a performance bonus up to $200,000 if certain performance measures are obtained. The contract may be terminated upon termination of the prime contractor by the company for convenience, termination of the prime contract by the company resulting from breach, or termination of the contract by breach of the design contractor. In the case of termination by the Company the contractor will negotiate in good faith to complete the remaining services. Total costs as of September 30, 2007 were $1,470,000.

In October 2006, the Company entered into an agreement for a company to act as co-placement agents for the sale of Series 2006 Bonds. The letter anticipates issuance of tax-exempt Subordinate Exempt Facility Revenue Bonds Series 2006 in an amount up to 20 million dollars.  The Bonds will be issued simultaneous to the closing of the first secured loan in an amount approximately equal to $59 million.  The fees to be paid to the agent will be contingent upon a successful completion of the sale and closing of the Bonds and will be 2.5% of the principal amount of the Bonds in the initial bond offering that are sold by the agent.  All other third party costs will be assumed by the Company. A retainer of $10,000 was paid upon signing of the agreement.  The non-refundable retainer will be credited against the Placement Agency fee at the closing of the transaction.  If the agreement is terminated for reasons other than for cause, or the company consummates a similar subordinated tax exempt financing transaction with any other party, the agent will be entitled to payment of the compensation. In the process of bond issuance with the County, The Company negotiated a Capital lease for plant equipment, of which our lease payments support the payment of the County Bonds. (see note 6)

In January 2007, the Company entered into an agreement with a contractor for the design, engineering, procurement and construction services for construction of an administrative building for a fixed fee of approximately $513,300, subsequently amended to approximately $509,100, to be completed no later than May 15, 2007. Costs incurred under this agreement totaled approximately $503,400 with $25,200 of retainage as of September 30, 2007.

Marketing Contracts

In April 2006, the Company entered into a marketing agreement with an unrelated party for the sale and marketing of all of the ethanol the Company expects to produce.  The Company agrees to pay a fixed fee per gallon for each gallon of ethanol sold for certain marketing, storage and transportation costs, which will be included in cost of goods sold.  The initial term of the agreement shall be for 12 months beginning on the first day of the month the company ships ethanol and will be automatically extended for an additional 12 months unless either party gives a 90 day advance written notice of termination.

In June 2006, the Company entered into a marketing agreement with an unrelated party for the sale and marketing of all bulk grade DDGS output, upon commencement of production the agreement shall have an initial term of one year followed by an automatic renewal term of one year unless terminated by either party giving 90 days advanced written notice. The Company will pay a fixed rate fee on DDGS and wet distillers grains sales with a minimum of $1.50 per ton for this service.  The Company also entered into an agreement with several other ethanol facilities to “pool” the distiller’s grain available for sale.

In February 2007, the Company entered into a procurement agreement with an unrelated party for the purchase of corn, the term of this agreement shall be for five years followed by an automatic renewal term of one year unless terminated by either party giving 90 days advanced written notice. A procurement fee shall be paid on a per bushel basis during the term of the contact. The contract also provides for additional third-party storage in the local surrounding area for a minimum of two turns per year.

In January 2008, the Company entered into a marketing agreement with an unrelated party to purchase wet distillers grains, and solubles the Company is expected to produce. The agreement commences on completion and start-up of operations of the plant and continues for two years. The agreement will remain in effect thereafter unless a 90 day advance written notice of termination is provided by either party.

NOTE 10.  UNIT BASED COMPENSATION

Unit Plans

The Company has reserved up to 650,000 units to be issued for employee and non-employee compensation and other consultants who provide or will provide services to the Company. The Company issued 285,000 of these units to employees and non-employees, with a total of 359,000 units available to be granted. The fair value units issued totaled  $570,000 for the fiscal year ending 2007 for restricted unit compensation, construction, land and easement rights.

Members of the Company’s Advisory Committee and Board of Governors are eligible to be awarded units under the Company’s Incentive Unit Plan as incentive awards for their conduct and activities during the Company’s development of its ethanol plant project, provided that the aggregate number of units, if any, issued to members of the Advisory Committee and members of the Board of Governors shall not exceed 150,000 Class A units. 149,000 Class A units totaling $298,000 have been issued and expensed during the year ended September 30, 2007. The Company also issued 7,000 Class A units at $2.00 per unit totalling $14,000 for the year ending September 30, 2007.

Employment Agreements and Restricted Units

In May 2006 and April 2007, the Company executed employment agreements with related and unrelated parties to serve as chief executive officer, plant manager and chief financial officer of the company effective January 1, 2007 and June 1, 2007.  The Company agreed to pay the executives a base salary for the years ending from December 31, 2007 to 2009. Starting in December (plant manager) and January (chief executive officer and chief financial officer) the executives shall have the opportunity to earn annual incentive compensation awards, not to exceed forty percent or fifty percent of the executive’s annual salary for that period. The compensation plan also includes an opportunity to purchase member units (unit options) at a cost of $2 per unit, to be exercised within 30 days to 180 days of the option period. The first option to purchase will range from December 2007 to January 2009 and will include an option and right of first refusal to repurchase the units at fair market value as determined by comparable sales of units at the time of the exercise of option, in the event the executive separates from employment.

As a one time signing bonus, the executives also received 22,500 restricted and non-restricted Class A units at a zero basis which vest over five years at 20% per year. Vesting is contingent upon the executive being employed with the Company on any of the vesting dates. The term of the employment agreement shall commence on the agreed upon start date, and will terminate on December 31, 2009, unless renewed or extended by mutual written agreement. The executives may terminate the employment agreement any time prior to the termination date, upon 180 days advance written notice. In the event the executive is in breach of any terms as defined in the agreement, the Company may terminate the employment upon 5 days advance written notice.

The 22,500 units, discussed above, are valued at approximately $45,000, of which 3,500 units unrestricted and 19,000 restricted. During the fiscal year ended 2007, the Company recognized approximately $13,250 in compensation expense related to these grants. As of September 30, 2007, total unit-based compensation expense for restricted unit non-vested awards not yet recognized was $31,750 which is expected to be recognized over the next four years.

The fair value of all unit options, as discussed above, are estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal year 2007; dividend yield and expected volatility of 45%; risk-free interest rate of 4.08 to 4.09%; and expected lives of approximately 2 years.  No options were granted during fiscal year 2006. Unit based compensation for the year ended September 30, 2007 was $3,728.

The following table summarizes the activity for outstanding employee unit options:

Options Outstanding
	Number of Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (1)

Balance at September 30, 2006	—
Granted	20,000	$2.00
Exercised	—	—
Canceled/forfeited/expired	—	—
Balance at September 30, 2007	20,000	2.00	1.0	$—
Vested and exercisable as of September 30, 2007	—	$—	—	$—

(1)   The aggregate intrinsic value is calculated as approximately the difference between the weighted average exercise price of the underlying awards and the Company’s estimated current fair market value at September 30, 2007, which was the offering price of $2.00 per unit.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Condensed Balance Sheet

	December 31, 2007	September 30, 2007
	(Unaudited)
ASSETS

Current Assets
Cash and equivalents	$4,403,534	$4,611,317
Restricted cash	1,413,391	2,138,555
Accrued interest receivable	39,211	15,975
Inventory	2,159,645	—
Inventory deposit	2,139,241	—
Derivative instruments	346,974	64,895
Prepaid expenses and other	16,130	18,173
Total current assets	10,518,126	6,848,915

Property and Equipment
Land and land improvements	5,496,506	4,484,577
Building	469,970	434,516
Office equipment	100,187	50,204
Construction in process	95,317,623	73,788,055
	101,384,286	78,757,352
Less accumulated depreciation	(16,567)	(9,158)
Net property and equipment	101,367,719	78,748,194

Other Assets
Debt service reserve	2,661,814	2,640,643
Debt issuance costs	1,704,697	1,714,974
Total other assets	4,366,511	4,355,617

Total Assets	$116,252,356	$89,952,726

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Accounts payable	$220,000	$17,730
Construction payable	11,575,965	11,445,160
Accrued interest and other	322,563	729,349
Current maturities	254,386	—
Total current liabilities	12,372,914	12,192,239

Long-term debt, net of current maturities	60,439,357	32,636,362

Commitments and Contingencies

Members’ Equity
Member contributions, net of cost of raising capital	45,225,071	45,215,080
Deficit accumulated during development stage	(1,784,986)	(90,955)
Total members’ equity	43,440,085	45,124,125

Total Liabilities and Members’ Equity	$116,252,356	$89,952,726

Notes to Unaudited Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Condensed Statement of Operations

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	From Inception (January 27, 2005) to December 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$—	$—	$—
Professional fees	$111,723	$275,077	$1,297,520
General and administrative	332,674	117,406	1,171,565
Total operating expenses	444,397	392,483	2,469,085

Operating Loss	(444,397)	(392,483)	(2,469,085)

Other income (expense)
Loss on derivatives	(1,342,712)	—	(1,299,367)
Other income	—	—	43,128
Interest expense	(12,537)	(62)	(13,889)
Interest income	105,615	1,003,300	1,954,227
Total other income, net	(1,249,634)	1,003,238	684,099

Net Income (Loss)	$(1,694,031)	$610,755	$(1,784,986)

Weighted Average Units
Outstanding - Diluted	23,930,739	17,404,444	10,421,529

Net Income (Loss) Per Unit	$(0.07)	$0.04	$(0.18)

Weighted Average Units
Outstanding - Basic	23,922,989	17,404,444	10,411,786

Net Income (Loss) Per Unit	$(0.07)	$0.04	$(0.18)

Notes to Unaudited Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Condensed Statements of Cash Flows

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	From Inception (January 27, 2005) to December 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(1,694,031)	$610,755	$(1,784,986)
Adjustments to reconcile net income (loss) to net cash used in operations:
Depreciation	7,409	—	16,567
Amortization of debt financing costs	11,177		11,177
Unit based compensation	3,991	—	332,969
Changes in fair value of derivative instruments	865,278	—	820,383
Change in assets and liabilities
Inventory	(2,159,645)	—	(2,159,645)
Inventory deposit	(2,139,251)		(2,139,251)
Accrued interest receivable	(23,236)	—	(39,211)
Prepaid expenses and other	2,043	1,683	(16,130)
Derivative instruments	(1,147,357)	—	(1,167,357)
Accounts payable	202,270	(236,053)	219,999
Accrued interest and other	(406,786)	(574)	322,563
Net cash provided by (used in) operating activities	(6,478,138)	375,811	(5,582,922)

Cash Flows from Investing Activities
Deposits on land	—	6,000	(6,000)
Payments for options	—	—	6,000
Capital expenditures	(1,091,375)	(2,041,475)	(6,034,148)
Payments for construction in process	(21,398,764)	(12,736,520)	(83,241,647)
Net cash used in investing activities	(22,490,119)	(14,771,995)	(89,275,795)

Cash Flows from Financing Activities
Payments from notes payable to members	—	(13,500)	—
Payments for long-term debt	—	—	(1,515)
Change in restricted cash	703,993	—	(4,075,205)
Payments for debt issuance costs	(900)	(10,525)	(1,244,839)
Proceeds from forfeiture of units	—	—	2,500
Payments for distributions	—	—	(5,568)
Member contributions	—	42,200,000	44,600,000
Proceeds from construction loan	28,057,381	—	60,222,708
Payments for deferred offering costs	—	—	(235,830)
Net cash provided by financing activities	28,760,474	42,175,975	99,262,251

Net Increase (Decrease) in Cash and Equivalents	(207,783)	27,779,791	4,403,534

Cash and Equivalents – Beginning of Period	4,611,317	1,195,046	—

Cash and Equivalents – End of Period	$4,403,534	$28,974,837	4,403,534

Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized of $733,000, $0 and $0, respectively	$1,359	$—	$1,359

Supplemental Disclosure of Noncash Operating, Investing and Financing Activities
Capital assets purchased with long-term debt	$—	$—	$1,515
Deposit applied to land purchase	$—	$6,000	$6,000
Deferred offering costs offset against equity	$—	$224,996	$235,830
Units issued for land and construction services	$6,000	$—	$531,000
Construction costs included in accounts payable	$11,575,965	$—	$11,575,965
Financing costs paid through long-term debt	$—	$—	$471,035

Notes to Unaudited Financial Statements are an integral part of this Statement.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements

December 31, 2007 and 2006

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed interim financials for Otter Tail Ag Enterprises, LLC, a Minnesota limited liability company (the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations.  These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s audited financial statements for the year ended September 30, 2007, contained in the Company’s registration of securities on the amended Form 10.

In the opinion of management, the interim financial statements reflect all adjustments considered necessary for fair presentation.  The adjustments made to these statements consist only of normal recurring adjustments.  The results reported in these condensed interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Nature of Business

The Company was organized with the intentions of developing, owning and operating a 55 million gallon per year capacity dry-mill ethanol plant near Fergus Falls, Minnesota.  As of December 31, 2007, the Company is in the development stage with its efforts being principally devoted to plant development and construction activities. The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to approximate $127 million. On March 31, 2008, the Company began operating activities and as of that date will no longer be considered a development stage company.

Restricted Cash

The Company maintains cash accounts set aside for requirements as part of the capital lease financing agreement.  At December 31, 2007 and September 30, 2007, the total of these accounts was approximately $4,077,200 and $4,779,200, respectively.

Capitalized Interest

The Company’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year as guided by SFAS 34, Capitalization of Interest Cost.  For the quarter ended December 31, 2007 and the fiscal year ended September 30, 2007 the Company capitalized interest costs totaling approximately $733,000 and $784,500, respectively.

Derivative Instruments

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value.

  In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained.  Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings.  If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements

December 31, 2007 and 2006

recognized in other comprehensive income until the hedged item is recognized in earnings.  Changes in the fair value of undesignated derivatives are recorded in revenue or cost of goods sold based on the commodity being hedged once the Company is in operations. Prior to operations changes in the fair value of derivatives are recorded in other income and expense.

In addition, SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted as “normal purchases or normal sales.”  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirement of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

Fair Value of Financial Instruments

The carrying value of cash and equivalents, restricted cash, receivables, derivative instruments, and payables approximates their fair value.

It is not currently practicable to estimate the fair value of the debt financing.  Because the loan agreements contain certain unique terms, covenants, and restrictions, as discussed in Note 4, there are no readily determinable similar instruments on which to base an estimate of fair value.

Net Income (Loss) per Unit

Basic net income (loss) per unit is computed by dividing net income by the weighted average number of members’ units (“Unit,” or the “Units”) outstanding during the period.  Diluted net income (loss) per Unit is computed by dividing net income by the weighted average number of members’ Units and members’ Unit equivalents outstanding during the period.  As of December 31, 2007, the Company had 34,500 Unit equivalents outstanding, relating to outstanding Unit options and unvested restricted Units. As of December 31, 2006, the Company did not have any Unit equivalents outstanding. At December 31, 2007, the effects of 19,000 restricted units are excluded from the computation of diluted units outstanding as their effects would be anti-dilutive, due to the Company’s net loss for the period ended December 31, 2007. Additionally, 20,000 unit options were excluded from the computation of diluted units outstanding as their exercise price was equivalent to the Company’s average fair market unit value.

NOTE 2.  LONG-TERM DEBT

Long-term debt consists of the following at:

	12/31/2007	9/30/2007
Construction and Term Loan, see terms below	$15,508,743	$—

New Markets Tax Credit Loan, see terms below	19,175,000	6,626,362

County capital lease, (Note 3)	26,010,000	26,010,000

Total long-term debt	60,693,743	32,636,362

Current maturities	(254,386)	—
	$60,439,357	$32,636,362

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements

December 31, 2007 and 2006

The promissory notes described below are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements, and are secured by all business assets.

New Market Tax Credit Loan

In March 2007 the Company entered into the agreement with Minnesota Community Development Corporation New Market Fund for the amount of $19,175,000. The Company has guaranteed they will be in compliance with the program over the tax credit recapture period from September 2007 until September 2014. The loan is divided into two portions: a term loan of $14,480,500 (the “Term Loan”) and subordinated note for $4,694,500 (the “Subordinated Note”). The Term Loan contains payments which on the 6th day of the first month following the initial advancement, August 2007, until the 85th month the Company shall make interest only payments. On the 6th day of the 85th month and continuing for an additional 48 months the Company shall pay the amortized unpaid principal together with the accrued interest. The interest rate shall be calculated using the Wall Street Journal daily money rate (base rate) plus 1.0%. The balance outstanding on the Term Loan totaled approximately $14,480,500 and $4,997,300 on December 31, 2007 and September 30, 2007, respectively.

The Subordinated Note for $4,694,500 carries a fixed interest rate of 2.514%. On the 1st day of each month following the initial advance, August 2007, interest only payments will be made until September 2014, when a principal payment of $400,000 is required. Balance outstanding on this note totaled approximately $4,694,500 and $1,629,000 on December 31, 2007 and September 30, 2007, respectively.

Construction and Term Loan

In March 2007, the Company entered into an agreement with a lender for the construction financing.  The finance commitment has two phases; a construction loan (the “Construction Loan”), followed by a term loan (the “Construction Term Loan”), term revolving note (the “Construction Term Revolving Note”), and a revolving line of credit loan (the “Revolving Line of Credit Loan”). Conversion will occur upon substantial completion of the project, expected to occur in April 2008. Subsequent to quarter end, the Company ammended the revolving line of credit loan to become immediately avaialable.

Construction Loan

The Company obtained debt financing for the construction of the ethanol plant from a lending institution in the form of a term note (the “Construction Term Note”) and revolving promissory note (the “Revolving Promissory Note”), as described below.  The Construction Term Note provides for borrowings up to $35,000,000.  The Company will make interest payments for both loans during the construction phase at the LIBOR plus 3.15%, which totaled 7.81% at December 31, 2007. Interest will be paid quarterly in arrears on the first day of January, April, July and October. At completion of the project the Construction Loan will convert into a Construction Term Loan and Construction Term Revolving Loan. The balance outstanding as of December 31, 2007 was approximately $15,509,000.  There was no balance outstanding as of September 30, 2007.

Construction Term Loan

Upon satisfactory completion of the project a portion of the Construction Loan will convert to a Construction Term Loan, totaling $29,000,000. The interest rate will be reduced to LIBOR plus 2.95% on the Construction Term Loan. The agreement includes an option to convert a portion of the Construction Term Loan to a fixed rate loan. The Company is required to make interest payments only on the 1st of day of each month for the first six months followed by 114 principal installments of $254,386 plus accrued interest beginning six months following substantial completion, but no later than September 30, 2008, payable in full in June 2018. In addition to the scheduled payments, the Company will make additional principal payments equal to 65% of the Company’s excess cash flow not to exceed $2,000,000 per fiscal year and an aggregate total of $8,000,000.  As part of the financing agreement, the premium above LIBOR may be reduced to 2.65% based on attaining certain financial ratios.

The financing agreement requires an annual servicing fee of $20,000.  The Company is initially permitted to make distributions up to 40% of net income.  For fiscal 2008 and thereafter, the Company may make distributions which exceed 40% of net income as long as the Company has made the required excess cash flow payments and maintained the required financial covenants.  The financing agreement contains certain prepayment fees in the first three years of the scheduled payments. The Company is also required to obtain and maintain financial ratios on an annual basis.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements

December 31, 2007 and 2006

Construction Term Revolving Note

The maximum amount of the Construction Loan that will convert to the Construction Term Revolving Note is $6,000,000. The Company is required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95% which totaled 7.61% at December 31, 2007 and 8.37% as of September 30, 2007.  The purpose of this loan is for cash and inventory management purpose.

Revolving Line of Credit Loan

The Company also has a Revolving Line of Credit Loan with the same lending institution for up to $4,000,000 subject to borrowing base requirements.  The Company is required to pay interest on the principal advances monthly at the LIBOR rate plus 2.95% which totaled 7.61% at December 31, 2007 and 8.37% as of September 30, 2007.  The purpose of the Revolving Line of Credit Loan is for general and operating expenses. The maturity of this line of credit is 364 days from commencement, on the loan maturity date the principal and any outstanding accrued interest will be due. The Company pays a commitment fee of ..35% on the unused portion of the Revolving Promissory Note, payable in quarterly arrears. Subsequent to quarter end, the Company amended the revolving line of credit loan. The interest rate was amended to LIBOR plus 2.95% if the Company’s tangible owner’s equity (defined as tangible net worth plus subordinated debt divided by total assets) is less than or equal to 60% or to LIBOR plus 2.65% if the tangible owner’s equity is greater than 60%. Principal and interest will be due on March 30, 2009, and the unused commitment fee will now be due monthly.

The Revolving Promissory Note as well as the Construction Term Note described above and the Revolving Line of Credit Loan are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements, and secured by all business assets.

At December 31, 2007, future minimum payments under the loans are as follows:

2008	$254,386
2009	3,052,600
2010	3,052,600
2011	3,052,600
2012	3,052,600
After 2012	22,218,957
Total	$34,683,743

NOTE 3.  CAPITAL LEASE

In April 2007, the Company entered into a long term equipment lease agreement (the “Equipment Lease Agreement”) with Otter Tail County, Fergus Falls, Minnesota (the “County”) in order to finance equipment for the plant (the “Capital Lease”).  The Equipment Lease has a term from May 1, 2007 through November 2019. The County financed the purchase of equipment through Subordinate Exempt Facility Revenue Bonds Series 2007A totaling $20,000,000, General Obligation Tax Abatement Bonds Series 2007B totaling $5,245,000, and Taxable General Obligation Tax Abatement Bonds Series 2007C totaling $765,000.

Under the Equipment Lease Agreement with the County, the Company will start making payments on May 25, 2008 and on the 25th of each month, until May 25, 2008 interest is being paid through the interest reserve fund included in restricted cash. The Capital Lease payments correspond to the interest of 1/6 the amount due on the bonds on the next interest payment date. Capital Lease payments for principal start on November 25, 2009 in an amount equal to 1/6 principal scheduled to become due on the corresponding bonds on the next semi-annual principal payment date. The Company will also make Capital Lease payments of principal and interest that correspond to the principal and interest the County will pay on the General Obligation Bonds Series 2007B and 2007C beginning February 25, 2008, until that date interest payments will be financed through an interest reserve recorded as restricted cash. The Company will pay Capital Lease payments that correspond to 1/6 the amount of interest payable due on the bonds on the following February 1 or August 1 and principal amounts equaling 1/12 of the principal due on the following February 1. The Company has guaranteed that if such assessed lease payments are not sufficient for the required bond payments, the Company will provide such funds as are needed to fund the shortfall. The Capital Lease also includes an option to purchase the equipment at fair market value at the end of the lease term.

As of December 31, 2007 and September 30, 2007, the Company has recorded equipment under the Capital Lease in construction in progress totaling approximately $20,396,100 and approximately $834,700 in financing costs, which will be amortized using the effective interest method over the term of the Capital Lease. Restricted funds held by a trustee for Capital Lease payments totaled approximately $4,077,200 at December 31, 2007 and $4,779,200 at September 30, 2007.

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements

December 31, 2007 and 2006

At December 31, 2007, future minimum lease payments under the Capital Lease are as follows:

2008	$—
2009	2,066,000
2010	2,374,000
2011	3,044,000
2012	3,582,000
2012	3,560,000
After 2012	27,731,000
Total	$42,357,000
Less amount representing interest	16,347,000
Present value of minimum lease payments	26,010,000
Current maturities	$—
Noncurrent maturities	26,010,000
$26,010,000

NOTE 4.  OPERATING LEASES

In February 2008, the Company entered into an operating lease agreement for 70 railroad cars for a minimum period of 36 months. The lease agreement shall continue for successive one month terms until terminated by either party providing a 30 day written advance notice to the other.  The Company will pay $600 per car per month, which may be adjusted according to the terms defined in the agreement.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

Land

In September 2007, the Company entered into an easement agreement for a permanent easement on certain parcels of land.  Under the terms of the agreement, the Company agreed to pay a sum of $2,000, paid December 2007 and increasing annually at 5% thereafter, up to a maximum of $6,500 or 25 years, whichever occurs first. In addition to the cash, the parties also received 3,000 Units, issued as of December 31, 2007.

Construction Contracts

In October 2006, the Company entered into a contract for the design, engineering, procurement and construction services for construction of the ethanol plant with final completion expected to be April 1, 2008 but no later than June 2008.  The total contract price is approximately $86.8 million.  If substantial completion of the plant is attained before February 14, 2008 the Company will pay the contractor an early completion bonus of $10,000 per day for every day between February 1 and the fourteenth, $15,000 per day for every day between January 15th and January 31st, and $20,000 per day before January 15th.  The contract also calls for delay damages at the same rates as the early completion amounts if the plant is not completed by the earlier of April 1, 2008 or the first date to occur being the “Scheduled Substantial Completion date”. The Company’s obligation to pay the bonus is subordinate to its debt service obligations, but shall not be delayed for more than 12 months from when the bonus is earned. The contract may be terminated without cause upon written notice subject to payment to the contract for all work executed, reasonable and documented expenses, 15% profit on the sum of the items listed above.  If the contract is terminated for cause, the Company may give written notice that it intends to terminate and if the contractor fails to correct the default then the Company may give a second written notice declaring the agreement terminated for default. In addition, the contractor agreed to accept Unit based compensation for $500,000 of the contract price, in the form of 250,000 Units at $2.00 per Unit. The Company will hold the right of first refusal for repurchase of these Units. Total costs under this agreement were $78,925,500 and $59,494,800 as of December 31, 2007 and September 30, 2007, respectively, with approximately $3,946,300 and $2,974,800 of retainage included in construction payables.

Marketing Contracts

In April 2006, the Company entered into a marketing agreement with an unrelated party for the sale and marketing of all of the ethanol the Company expects to produce.  The Company agrees to pay a fixed fee per gallon for each gallon of ethanol sold for certain marketing, storage and transportation costs, which will be netted against revenue.  The initial term of the agreement shall be for 12 months beginning on the first day of the month the Company ships ethanol, and the term will be automatically extended for an additional 12 months unless either party gives a 90 day advance written notice of termination.

In June 2006, the Company entered into a marketing agreement with an unrelated party for the sale and marketing of all bulk grade DDGS output.  Upon commencement of production the agreement shall have an initial term of one year followed by an automatic renewal term of one year unless terminated by either party giving 90 days advanced written notice. The Company

OTTER TAIL AG ENTERPRISES, LLC

(A Development Stage Company)

Notes to Unaudited Financial Statements (continued)

December 31, 2007 and 2006

will pay a fixed rate fee on DDGS and wet distillers grains sales with a minimum of $1.50 per ton for this service.  The Company also entered into an agreement with several other ethanol facilities to “pool” the distillers grain available for sale.

In February 2008, the Company entered into a marketing agreement with an unrelated party for the marketing, sale and delivery of the DDGS that the Company is expected to produce.  The Company will receive payment for the products sold based on a percentage (98% for DDGS, but not at a price less than 1.70/ton or greater than $2.80/ton, and a $2.00/ton fee for solubles) of the actual sales price as defined in the agreement.  The initial term is for three years commencing as of the startup of production and will continue until terminated by either party providing a 90 day advance written notice.